November 16, 2021

Mr. Mark Rakip

Mr. Andrew Blume

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Plug Power Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed May 14, 2021
Form 8-K filed November 9, 2020
File No. 001-34392

Dear Mr. Rakip and Mr. Blume:

This letter is being submitted on behalf of Plug Power Inc. (the “Company,” “Plug,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated October 19, 2021. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 8-k filed November 9, 2020

Exhibit 99.1

1.	We note your response to comment 6. Based on the example provided, gross billings is $120 million, whereas, the total amount invoiced to customers is $130 million. The Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, issued January 30, 2020, states that non-GAAP financial measures exclude operating and other statistical measures. Based on your response, it is still unclear to us how your gross billings amount represents an operating or other statistical measure and not a non-GAAP “adjusted revenue” measure considering it is the amount of revenue recognized in the current year inclusive of the value of warrants. Please explain why a metric titled and described through disclosure as based on “the invoice value” is not the $130 million in your example, and instead requires significant estimates and assumptions, including the allocation of revenue. In your response, address why the value of warrants is an operating “billing” measure and whether it is included or referenced in your invoices.

Company Response:

After consideration of the Staff’s comment, the Company did not disclose gross billings in its Third Quarter 2021 Shareholder Letter and will not use gross billings or a non-GAAP “adjusted revenue” measure in future disclosures or filings.

Form 10-K for the Fiscal year Ended December 31, 2020

Restatement Background, page 3

2.	We have read your response to comment 1. Please amend your filing to provide revised management’s discussion and analysis disclosures for all restated period, including the restated quarterly periods.

Company Response:

Respectfully, the Company does not believe the disclosure of revised management’s discussion and analysis for the restated quarterly periods would provide meaningful information to investors. As noted in our prior response to this comment, the changes from what was previously disclosed in terms of trends and its impact on the Company’s liquidity, capital resources or results of operations are either not material or were disclosed in our Form 10-K for the year ended December 31, 2020. To illustrate, we have attached examples of Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for the restated quarterly periods in 2020. The attached is tracked for changes from our Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020. The table that discloses revenue, cost of revenue and gross profit(loss) has been updated to reflect the restated amounts, but is not tracked for changes. Also note that the information in the section entitled “Lease Obligations” was not revised in the attached. That information would change commensurate with the changes to the lease obligations disclosures noted in the restated financial statements and would not be meaningful to investors at this point in time.

In addition to the lack of materiality, we do not believe that amending the Form 10-K at this point will assist investors in evaluating the Company’s performance. Given the passage of time as well as more recent financial information reported in Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 (with management’s discussion and analysis that discussed and included relevant restated quarterly financial information for the appropriate periods in 2020), we believe that an amended Form 10-K at this stage will cause confusion among investors, which result would be contrary to what is intended by the Staff. The Commission and the Staff have previously recognized the desirability of limiting unnecessary refilings. The Advisory Committee has noted that “while reducing errors in financial reporting is the primary goal, it is also important to reduce the number of restatements that do not provide important information to investors making current investment decisions.” We respectfully request that the Staff reconsider the need to amend and refile the Form 10-K.

3.	In your response to comment 2, you indicate that you monetize a portion of investment tax credits (“ITC’s”) through your sale-leaseback transactions. Please provide additional details regarding your accounting for the ITC monetization and the basis in GAAP for your policy, or point us to where in your filing this information is disclosed. In doing so, tell us whether ITC monetization is material to your financial statements and whether it represents a material portion to your contracts.

Company Response:

The Company is unable to realize the benefit of the ITC directly because it does not have taxable income. As such, the Company sells the equipment to a bank that uses the ITC. The bank that purchases the equipment from the Company receives the ITC through investing in the equipment. The ITC is an attribute of investing and owning the equipment, and it is reflected in the fair value of the equipment and the negotiated pricing with the bank for the sale/leaseback transaction and future service revenue. There is not a separate transaction for the sale of the ITC. As a result, there is no accounting for an ITC monetization by the Company outside the accounting for the sale of the equipment in the sale/leaseback transactions.

Internal Control Considerations, page 4

4.	We have read your response to comment 3. As the restatement impacted periods prior to the most recent fiscal year, it is unclear whether your prior conclusions on the effectiveness of internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DCP”) for those restated fiscal years are still appropriate. If management has determined that a material weakness existed in those prior fiscal years in relation to the errors identified and therefore both ICFR and DCP are ineffective for those years, please amend your filing to disclose this information. Refer to page 40 of SEC Release No. 34-55929.

Company Response:

The Company has determined that the material weakness in its ICFR identified as of December 31, 2020 also existed during the years ended December 31, 2018 and 2019. In the Form 10-Q for the quarterly period ended September 30, 2021, the Company updated the Item 9A disclosure to explicitly disclose that fact. If management determines that the material weakness in its ICFR has not been remediated as of the year ended December 31, 2021, the Company will include clarifying disclosure in its Form 10-K for the year ended December 31, 2021 that management has determined that the material weakness existed during the years ended December 31, 2019 and 2020 as well.

Critical Accounting Estimates

Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page 61

5.	You indicate in your response to comment 4 that your PPA arrangements are not accounted for as leases under ASC 842 since you have substantive substitution rights. Please tell us in further detail how you determined your PPAs met the conditions of ASC 842-10-15-10. In particular, given the nature of the assets, clarify how you benefit economically from the exercise of substitution rights. Additionally, describe to us the substitution provisions in your PPA contracts as well as your sale/leaseback contracts.

Company Response:

The assets that are used to service the PPA arrangements included hydrogen fuel cells and hydrogen infrastructure. Hydrogen infrastructure is equipment used to store hydrogen and dispense hydrogen to hydrogen fuel cells. Hydrogen fuel cells are used to power forklift trucks and replace lead acid batteries. The PPA’s do not limit our ability to substitute equipment at customer sites. In fact, the Company has substituted assets at various customer sites, primarily to ensure that performance uptimes are met during peak usage times of the year. After the customer’ peak usage times, the Company has then moved assets to other locations to maximize the economic benefits from those assets by servicing other customers. While the Company can substitute both hydrogen fuel cells and hydrogen infrastructure, to date we have only substituted hydrogen fuel cells.

The Company considered ASC 842-10-15-10 through -14 in determining that we have substantive substitution rights under the PPA. Specifically:

842-10-15-10 (a) – The supplier has the practical ability to substitute alternative assets throughout the period of use (for example, the customer cannot prevent the supplier from substituting an asset, and alternative assets are readily available to the supplier or could be sourced by the supplier within a reasonable period of time

As noted above, the PPA does not limit the Company’s ability to substitute equipment and the Company has historically substituted hydrogen fuel cells. The Company manufactures both hydrogen fuel cells and hydrogen infrastructure, so both are readily available.

842-10-15-10 (b) – The supplier would benefit economically from the exercise of its right to substitute the asset (that is, the economic benefits associated with substituting the asset are expected to exceed the costs associated with substituting the asset).

The substitution of assets amongst different customer sites helps the Company maintain uptime requirements during high-run time periods of the year (i.e. holiday season). After the peak usage times for a location, the Company redeploys assets to service other customer locations to maximize the usage and economic benefits of the assets. This helps the Company avoid financial penalties for not meeting required uptimes and to maximize the overall usage of its assets across its service locations. The avoidance of these penalties and other economic benefits exceed the costs to move hydrogen fuel cells and hydrogen infrastructure amongst different customer sites, which primarily consists of shipping costs. For example, the cost to ship hydrogen fuel cells from one location to another location typically ranges from approximately $130 - $250 per unit.

842-10-15-11 – An entity’s evaluation of whether a supplier’s substitution right is substantive is based on facts and circumstances at inception of the contract and shall exclude consideration of future events that, at inception, are not considered likely to occur. Examples of future events that, at inception of the contract would not be considered likely to occur and, thus should be excluded from the evaluation include, but are not limited to, the following:

a.	An agreement by a future customer to pay an above-market rate for use of the asset

b.	The introduction of new technology that is not substantially developed at inception of the contract

c.	A substantial difference between the customer’s use of the asset, or performance of the asset and the use or performance considered likely at inception of the contract

d.	A substantial difference between the market price of the asset during the period of use and the market price considered likely at inception of the contract

As noted above, the PPA is primarily for providing power to forklift trucks through the use of hydrogen fuel cells and providing hydrogen to the hydrogen fuel cells using hydrogen infrastructure. The Company’s hydrogen assets are not specific to a customer and can be used across different customers and locations to maximize the usage and economic benefit from those assets. The PPA’s are not asset specific and do not preclude the substitution of assets by the Company. The Company substitutes assets to help maintain contractual uptimes during certain peak periods of the year and to maximize the usage of its assets across customer locations, which is contemplated at the inception of the PPAs.

842-10-15-12 – If the asset is located at the customer premises or elsewhere, the costs associated with substitution are generally higher than when located at the supplier’s premises and, therefore, are more likely to exceed the benefits associated with substituting the asset.

These assets are located at customer sites. However, as noted above, the economic benefits of the substituting assets among customer sites exceed the cost of substituting assets as the costs to ship equipment to different sites is not significant compared to the economic benefits of substituting assets.

842-10-15-13 – If the supplier has a right or an obligation to substitute the asset only on or after either a particular date or the occurrence of a specified event, the supplier does not have the practical ability to substitute alternative assets throughout the period of use.

The Company can substitute assets at any time. There is no stipulation in the PPA that the Company only has the right to substitute on or after a particular date or the occurrence of a specified event.

842-10-15-14 – The supplier’s right or obligation to substitute an asset for repairs or maintenance, if the asset is not operating properly, or if a technical upgrade becomes available, does not preclude the customer from having the right to use an identified asset.

The Company substitutes assets for reasons other than repair and maintenance. The Company is not relying on its right or obligation to substitute assets for repairs and maintenance in determining whether it has substantive substitution rights.

**************************

If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Gerard L. Conway, Jr. Robert P. Whalen, Jr., Goodwin Procter LLP
Asad Chaudry, KPMG LLP

MARCH 31, 2020

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our accompanying unaudited interim condensed consolidated financial statements and notes thereto included within this report, and our audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, filed for the fiscal year ended December 31, 2019. In addition to historical information, this Quarterly Report on Form 10-Q and the following discussion contain statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These forward-looking statements contain projections of our future results of operations or of our financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would,” “plan,” “projected” or the negative of such words or other similar words or phrases. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned not to unduly rely on forward-looking statements because they involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

•	the risk that we continue to incur losses and might never achieve or maintain profitability;

•	the risk that we will need to raise additional capital to fund our operations and such capital may not be available to us;

•	the risk of dilution to our stockholders and/or stock price should we need to raise additional capital;

•	the risk that our lack of extensive experience in manufacturing and marketing products may impact our ability to manufacture and market products on a profitable and large-scale commercial basis;

•	the risk that unit orders may not ship, be installed and/or converted to revenue, in whole or in part;

•	the risk that a loss of one or more of our major customers, or if one of our major customers delays payment of or is unable to pay its receivables, a material adverse effect could result on our financial condition;

•	the risk that a sale of a significant number of shares of stock could depress the market price of our common stock;

•	the risk that our convertible senior notes, if settled in cash, could have a material effect on our financial results;

•	the risk that our convertible note hedges may affect the value of our convertible senior notes and our common stock;

•	the risk that negative publicity related to our business or stock could result in a negative impact on our stock value and profitability;

•	the risk of potential losses related to any product liability claims or contract disputes;

•	the risk of loss related to an inability to maintain an effective system of internal controls;

•	our ability to attract and maintain key personnel;

•	the risks related to the use of flammable fuels in our products;

•	the risk that pending orders may not convert to purchase orders, in whole or in part;

•	the cost and timing of developing, marketing and selling our products;

•	the risks of delays in or not completing our product development goals;

•	our ability to obtain financing arrangements to support the sale or leasing of our products and services to customers;

•	our ability to achieve the forecasted gross margin on the sale of our products;

•	the cost and availability of fuel and fueling infrastructures for our products;

•	the risks, liabilities, and costs related to environmental, health and safety matters;

•	the risk of elimination of government subsidies and economic incentives for alternative energy products;

•	market acceptance of our products and services, including GenDrive, GenSure and GenKey systems;

•	our ability to establish and maintain relationships with third parties with respect to product development, manufacturing, distribution and servicing, and the supply of key product components;

•	the cost and availability of components and parts for our products;

•	the risk that possible new tariffs could have a material adverse effect on our business;

•	our ability to develop commercially viable products;

•	our ability to reduce product and manufacturing costs;

•	our ability to successfully market, distribute and service our products and services internationally;

•	our ability to improve system reliability for our products;

•	competitive factors, such as price competition and competition from other traditional and alternative energy companies;

•	our ability to protect our intellectual property;

•	the risk of dependency on information technology on our operations and the failure of such technology;

•	the cost of complying with current and future federal, state and international governmental regulations;

•	our subjectivity to legal proceedings and legal compliance;

•	the risks associated with past and potential future acquisitions; and

•	the volatility of our stock price

The risks included here are not exhaustive, and additional factors could adversely affect our business and financial performance, including factors and risks discussed in the section titled “Risk Factors” included under Part I, Item 1A, below. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from these contained in any forward-looking statements. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. These forward-looking statements speak only as of the date on which the statements were made. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this Quarterly Report on Form 10-Q.

References in this Annual Report on Form 10-K to “Plug Power,” the “Company,” “we,” “our” or “us” refer to Plug Power Inc., including as the context requires, its subsidiaries.

Overview

As a leading provider of comprehensive hydrogen fuel cell turnkey solutions, Plug Power Inc., or the Company, is seeking to build a green hydrogen economy. The Company is focused on hydrogen and fuel cell systems that are used to power electric motors primarily in the electric mobility and stationary power markets, given the ongoing paradigm shift in the power, energy, and transportation industries to address climate change, energy security, and meet sustainability goals.  Plug Power created the first commercially viable market for hydrogen fuel cell, or the HFC technology. As a result, the Company has deployed approximately 32,000 fuel cell systems, and has become the largest buyer of liquid hydrogen, having built and operated a hydrogen network across North America.

We are focused on proton exchange membrane, or PEM, fuel cell and fuel processing technologies, fuel cell/battery hybrid technologies, and associated hydrogen storage and dispensing infrastructure from which multiple products are available. A fuel cell is an electrochemical device that combines hydrogen and oxygen to produce electricity and heat without combustion. Hydrogen is derived from multiple sources. The majority of liquid hydrogen in the US is produced using the steam methane reforming process and utilizing by-product hydrogen from chlor alkali production. By-product hydrogen from a chlor alkali plant is considered to be low carbon hydrogen and in some cases, considered green hydrogen, depending on the source of electricity and geographic location. We source a significant amount of liquid hydrogen based on the chlor alkali process today. In addition, we are looking to increase the mix of our hydrogen usage to be green and zero carbon produced using renewables and electrolyzer with a goal to have over 50% of hydrogen used to be green by 2024. The Company develops complete hydrogen generation, delivery, storage and refueling solutions for customer locations. Currently, the Company obtains the majority of its hydrogen by purchasing it from fuel suppliers for resale to customers.

We provide and continue to develop commercially-viable hydrogen and fuel cell solutions for industrial mobility applications (including electric forklifts and electric industrial vehicles) at multi-shift high volume manufacturing and high throughput distribution sites where we believe our products and services provide a unique combination of productivity, flexibility and environmental benefits. Additionally, we manufacture and sell fuel cell products to replace batteries and diesel generators in stationary backup power applications. These products have proven valuable with telecommunications, transportation and utility customers as robust, reliable and sustainable power solutions.

Our current products and services include:

GenDrive: GenDrive is our hydrogen fueled PEM fuel cell system providing power to material handling electric vehicles, including class 1, 2, 3 and 6 electric forklifts and ground support equipment;

GenFuel:  GenFuel is our hydrogen fueling delivery, generation, storage and dispensing system;

GenCare: GenCare is our ongoing ‘internet of things’-based maintenance and on-site service program for GenDrive fuel cell systems, GenSure fuel cell systems, GenFuel hydrogen storage and dispensing products and ProGen fuel cell engines;

GenSure:  GenSure is our stationary fuel cell solution providing scalable, modular PEM fuel cell power to support the backup and grid-support power requirements of the telecommunications, transportation, and utility sectors;

GenKey: GenKey is our vertically integrated “turn-key” solution combining either GenDrive or GenSure fuel cell power with GenFuel fuel and GenCare aftermarket service, offering complete simplicity to customers transitioning to fuel cell power; and

ProGen:  ProGen is our fuel cell stack and engine technology currently used globally in mobility and stationary fuel cell systems, and as engines in electric delivery vans.

We provide our products worldwide through our direct product sales force, and by leveraging relationships with original equipment manufacturers and their dealer networks. We manufacture our commercially-viable products in Latham, NY and Spokane, WA.

To promote fuel cell adoption and maintain post-sale customer satisfaction, we offer a range of service and support options through extended maintenance contracts. Additionally, customers may waive our service option, and choose to service their systems independently. Substantially all of our fuel cells sold in recent years were bundled with maintenance contracts.

Recent Developments

As a result of the COVID-19 pandemic, state governments—including those in New York and Washington, where our manufacturing facilities are located—have issued orders requiring businesses that do not conduct essential services to temporarily close their physical workplaces to employees and customers. We are currently deemed an essential business and, as a result, are exempt from these state orders, in their current form. In March 2020, we put in place a number of protective measures in response to the COVID-19 outbreak. These measures include the canceling of all commercial air travel and all other non-critical travel, requesting that employees limit non-essential personal travel, eliminating all but essential third-party access to our facilities, enhancing our facilities’ janitorial and sanitary procedures, encouraging employees to work from home to the extent their job function enables them to do so, encouraging the use of virtual employee meetings, and providing staggered shifts and social distancing measures for those employees associated with manufacturing and service operations.

We cannot predict at this time the full extent to which COVID-19 will impact our business, results and financial condition, which will depend on many factors. We are staying in close communication with our manufacturing facilities, employees, customers, suppliers and partners, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee that we will be able to do so. Although as of the date hereof, we have not observed any material impacts to our supply of components, the situation is fluid. Many of the parts for our products are sourced from suppliers in China and the manufacturing situation in China remains variable. Supply chain disruptions could reduce the availability of key components, increase prices or both. Some of our customers, such as certain automotive manufacturers, have suspended operations at their facilities due to COVID-19. Accordingly, while those customers continue to pay for the leasing and servicing of our products, they are not purchasing hydrogen fuel. Other customers are essential businesses and remain in operation. Certain of these customers, such as Walmart, significantly increased their use of units and hydrogen fuel consumption as a result of COVID-19. In the quarter ended March 31, 2020, our services and power purchase agreement margins were negatively impacted by incremental service costs associated with increased usage of units at some of our primary customer sites. In addition, future changes in applicable government orders or regulations, or changes in the interpretation of existing orders or regulations, could result in further disruptions to our business that may materially and adversely affect our financial condition and results of operations.

On May 6, 2020, the Company amended its Loan Agreement with Generate Capital in order to, among other things, (i) provide an incremental term loan facility in the amount of $50.0 million, which has been fully funded, (ii) provide for additional, incremental term loans in an aggregate amount not to exceed $50.0 million, which are available to the Company in Generate Capital’s sole discretion, (iii) reduce the interest rate on all loans to 9.50% from 12.00% per annum, and (iv) extend the maturity date to October 31, 2025 from October 6, 2022. Based on the current amortization schedule, the outstanding balance of $157.5 million under the Term Loan Facility will be fully paid by March 31, 2024.

On April 6, 2020, the Company purchased a convertible note of United Hydrogen Group (UHG), a supplier of hydrogen fuel to the Company, from APV Ventures Fund I GP, LLP for $8.0 million. The note is payable in the form of hydrogen fuel delivered, cash payments, conversion to equity in UHG, or a combination thereof. The interest rate on the note is 7.0%. The purchase price was comprised of $1.0 million in cash and 1.8 million shares of the Company’s common stock.

Results of Operations

Our primary sources of revenue are from sales of fuel cell systems and related infrastructure, services performed on fuel cell systems and related infrastructure, Power Purchase Agreements (PPAs), and fuel delivered to customers. Revenue from sales of fuel cell systems and related infrastructure represents sales of our GenDrive units, GenSure stationary backup power units, as well as hydrogen fueling infrastructure. Revenue from services performed on fuel cell systems and related infrastructure represents revenue earned on our service and maintenance contracts and sales of spare parts. Revenue from PPAs primarily represents payments received from customers who make monthly payments to access the Company’s GenKey solution. Revenue associated with fuel delivered to customers represents the sale of hydrogen to customers that has been purchased by the Company from a third party or generated on site.

In 2017, in separate transactions, the Company issued to each of Amazon and Walmart warrants to purchase shares of the Company’s common stock. The Company recorded a portion of the estimated fair value of the warrants as a reduction of revenue based upon the projected number of shares of common stock expected to vest under the warrants, the proportion of purchases by Amazon, Walmart and their affiliates within the period relative to the aggregate purchase levels required for vesting of the respective warrants, and the then-current fair value of the warrants. During the fourth quarter of 2019, the Company adopted ASU 2019-08, with retrospective adoption as of January 1, 2019. As a result, the amount recorded as a reduction of revenue was measured based on the grant-date fair value of the warrants. Previously, this amount was measured based on vesting date fair value with estimates of fair value determined at each financial reporting date for unvested warrant shares considered to be probable of vesting. Except for the third tranche, all existing unvested warrants are using a measurement date of January 1, 2019, the adoption date, in accordance ASU 2019-08. For the third tranche, the exercise price will be determined once the second tranche vests. The fair value will be determined at that time.

The amount of provision for common stock warrants recorded as a reduction of revenue during the three months ended March 31, 2020 and 2019, respectively, is shown in the table below (in thousands):

	Three months ended March 31,
	2020	2019
Sales of fuel cell systems and related infrastructure	$(644)	$(274)
Services performed on fuel cell systems and related infrastructure	(258)	(109)
Power Purchase Agreements	(551)	(388)
Fuel delivered to customers	(754)	(422)
Total	$(2,207)	$(1,193)

Revenue, cost of revenue, gross profit (loss) and gross margin for the three months ended March 31, 2020 and 2019, were as follows (in thousands):

Net Revenue

Revenue – sales of fuel cell systems and related infrastructure. Revenue from sales of fuel cell systems and related infrastructure represents revenue from the sale of our fuel cells, such as GenDrive units and GenSure stationary backup power units, as well as hydrogen fueling infrastructure referred to at the site level as hydrogen installations.

Revenue from sales of fuel cell systems and related infrastructure for the three months ended March 31, 2020 increased $17.~~8~~ 9 million, or ~~701.4~~702.7%, to $20.~~4~~ 5 million from $2.~~5~~ 6 million for the three months ended March 31, 2019. Included within revenue was provision for common stock warrants of $0.6 million and $0.3 million for the three months ended March 31, 2020 and 2019, respectively. The main drivers for the increase in revenue were the increase in GenDrive units recognized as revenue, change in product mix, variations in customer programs, and an increase in hydrogen installations, offset partially by the increase in the provision for common stock warrants. There were 825 units recognized as revenue during the three months ended March 31, 2020, compared to 94 for the three months ended March 31, 2019. There was hydrogen infrastructure revenue associated with four hydrogen sites during the three months ended March 31, 2020, compared to zero during the three months ended March 31, 2019.

Revenue – services performed on fuel cell systems and related infrastructure.  Revenue from services performed on fuel cell systems and related infrastructure represents revenue earned on our service and maintenance contracts and sales of spare parts. Revenue from services performed on fuel cell systems and related infrastructure for the three months ended March 31, 2020 increased $0.2 million, or 2.8%, to $6.5 million as compared to $6.3 million for the three months ended March 31, 2019. Included within revenue was provision for common stock warrants of $0.3 million and $0.1 million for the three months ended March 31, 2020 and 2019, respectively. The main driver for the increase in revenue was additional contractual revenue associated with higher utilization of units.

Revenue – Power Purchase Agreements.  Revenue from PPAs represents payments received from customers for power generated through the provision of equipment and service~~.~~ .  Revenue from PPAs for the three months ended March 31, 2020 increased $0.4 million, or 6.~~3~~4%, to $6.~~5~~ 4 million from $6.~~1~~ 0 million for the three months ended March 31, 2019. Included within revenue was provision for common stock warrants of $0.6 million and $0.4 million for the three months ended March 31, 2020 and 2019, respectively. The increase in revenue from PPAs for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 was primarily attributable to the increase in units associated with the PPAs, offset in part by increased provision for common stock warrants.

Revenue – fuel delivered to customers. Revenue associated with fuel delivered to customers represents the sale of hydrogen to customers that has been purchased by the Company from a third party or generated on site. Revenue associated with fuel delivered to customers for the three months ended March 31, 2020 increased $0.8 million, or 11.4%, to $7.3 million from $6.6 million for the three months ended March 31, 2019. Included within revenue was provision for common stock warrants of $0.8 million and $0.4 million for the three months ended March 31, 2020 and 2019, respectively. The increase in revenue was due to an increase in the number of sites with fuel contracts in 2020, compared to 2019, partially offset by the increase in the provision for common stock warrants.

Cost of Revenue

Cost of revenue – sales of fuel cell systems and related infrastructure. Cost of revenue from sales of fuel cell systems and related infrastructure includes direct materials, labor costs, and allocated overhead costs related to the manufacture of our fuel cells such as GenDrive units and GenSure stationary backup power units, as well as hydrogen fueling infrastructure referred to at the site level as hydrogen installations.

Cost of revenue from sales of fuel cell systems and related infrastructure for the three months ended March 31, 2020 increased ~~492.2~~504.4%, or $11.~~4~~ 7 million, to $~~13.7~~14.0 million, compared to $2.3 million for the three months ended March 31, 2019. This increase was driven by the increase in GenDrive deployment volume and increase in hydrogen installations. There were 825 units recognized as revenue during the three months ended March 31, 2020, compared to 94 for the three months ended March 31, 2019. Revenue associated with four hydrogen installations was recognized during the three months ended March 31, 2020, compared to zero during the three months ended March 31, 2019. Gross margin generated from sales of fuel cell systems and related infrastructure increased to ~~32.6~~31.7% for the three months ended March 31, 2020, compared to ~~8.8~~9.3% for the three months ended March 31, 2019, primarily due to favorable changes in product mix and customer profile mix. Additionally, the increase in margin was due to better operating leverage as a result of the aforementioned increase in revenue.

Cost of revenue – services performed on fuel cell systems and related infrastructure. Cost of revenue from services performed on fuel cell systems and related infrastructure includes the labor, material costs and allocated overhead costs incurred for our product service and hydrogen site maintenance contracts and spare parts. Cost of revenue from services performed on fuel cell systems and related infrastructure for the three months ended March 31, 2020 increased ~~33.6~~52.4%, or $~~2.1~~3.6 million, to $~~8.2~~10.3 million, compared to $6.~~1~~ 8 million for the three months ended March 31, 2019. Gross margin declined to (~~25.5~~58.7)% for the three months ended March 31, 2020, compared to ~~3.5~~(7.1)% for the three months ended March 31, 2019 primarily due to program investments targeting performance improvements, as well as incremental service costs during the quarter associated with increased usage of units at some of our primary customer sites caused by the COVID-19 crisis.

Cost of revenue – Power Purchase Agreements. Cost of revenue from PPAs includes depreciation of assets utilized and service costs to fulfill PPA obligations and interest costs associated with certain financial institutions for leased equipment. Cost of revenue from PPAs for the three months ended March 31, 2020 increased $~~5.2~~4.9 million, or ~~58.3~~50.2%, to $14.~~2~~ 8million from $9.~~0~~ 8 million for the three months ended March 31, 2019. Gross margin declined to (~~119.3~~130.0)% for the three months ended March 31, 2020, as compared to (~~47.3~~62.9)% for the three months ended March 31, 2019 primarily due to program investments targeting performance improvements, as well as incremental service costs during the quarter associated with increased usage of units at some of our primary customer sites caused by the COVID-19 crisis.

Cost of revenue – fuel delivered to customers. Cost of revenue from fuel delivered to customers represents the purchase of hydrogen from suppliers that ultimately is sold to customers and costs for onsite generation. Cost of revenue from fuel delivered to customers for the three months ended March 31, 2020 increased $1.1 million, or ~~14.1~~10.9%, to $~~9.0~~11.3 million from $~~7.9~~10.2 million for the three months ended March 31, 2019. The increase was due primarily to higher volume of hydrogen delivered to customer sites as a result of an increase in the number of hydrogen installations completed under GenKey agreements and higher fuel costs. Gross margin ~~declined changed~~improved slightly to (~~23.2~~53.5)% during the three months ended March 31, 2020, compared to (~~20.3~~54.2)% during the three months ended March 31, 2019 primarily due to ~~the increase in the amount of provision for common stock warrants. The provision for common stock warrants from fuel delivered to customers for the three months ended March 31, 2020 and 2019 had a 9.3% and 6.0% negative impact on revenue, respectively, and was partly offset by~~ improved efficiencies on existing hydrogen sites, offset by an increase in the provision for warrants.

Expenses

Research and development expense. Research and development expense includes: materials to build development and prototype units, cash and non-cash compensation and benefits for the engineering and related staff, expenses for contract engineers, fees paid to consultants for services provided, materials and supplies consumed, facility related costs such as computer and network services, and other general overhead costs associated with our research and development activities.

Research and development expense for the three months ended March 31, 2020 increased $~~3.0~~1.8 million, or ~~41.2~~58.8%, to $~~10.4~~4.8 million, from $~~7.4~~3.0 million for the three months ended March 31, 2019.  The increase was primarily due to additional R&D program investments such as programs associated with improvement of fuel efficiency, GenDrive unit performance and new product development such as on-road delivery trucks as well as drone applications.

Selling, general and administrative expenses. Selling, general and administrative expenses includes cash and non-cash compensation, benefits, amortization of intangible assets and related costs in support of our general corporate functions, including general management, finance and accounting, human resources, selling and marketing, information technology and legal services.

Selling, general and administrative expenses for the three months ended March 31, 2020, increased $1.~~7~~ 9 million, or ~~18.1~~20.5%, to $11.~~0~~ 1 million from $9.~~3~~ 2 million for the three months ended March 31, 2019. This increase was primarily related to increases in salaries and stock-based compensation.

Interest and other expense, net. Interest and other expense, net consists of interest and other expenses related to our long-term debt, convertible senior notes, obligations under finance leases and our finance obligations, as well as foreign currency exchange losses, offset by interest and other income consisting primarily of interest earned on our cash and cash equivalents, restricted cash, foreign currency exchange gains and other income. Since March 31, 2019, the Company assumed approximately $50.0 million of additional long-term debt at 12% interest, issued a $40 million convertible senior note at 5.5% interest and entered into additional sale/leaseback finance obligation arrangements.

Net interest and other expense for the three months ended March 31, 2020 increased $3.~~2~~ 4 million, or ~~38.8~~40.1%, as compared to the three months ended March 31, 2019. This increase was attributable to the increase in finance obligations, long-term debt and the issuance of the convertible senior note, as mentioned above.

Common Stock Warrant Liability

Change in fair value of common stock warrant liability. The Company accounts for common stock warrants as common stock warrant liability with changes in the fair value reflected in the unaudited interim condensed consolidated statement of operations as change in the fair value of common stock warrant liability. As of March 31, 2020, the Company no longer carries these types of warrants.

All remaining common stock warrants were fully exercised in the fourth quarter of 2019. As such there was no change in fair value as of March 31, 2020.

Income Tax

Income taxes. The Company did not record any income tax expense or benefit for the three months ended March 31, 2020 and 2019. The Company has not changed its overall conclusion with respect to the need for a valuation allowance against its net deferred tax assets, which remain fully reserved.

Liquidity and Capital Resources

Liquidity

Our cash requirements relate primarily to working capital needed to operate and grow our business, including funding operating expenses, growth in inventory to support both shipments of new units and servicing the installed base, growth in equipment leased to customers under long-term arrangements, funding the growth in our GenKey “turn-key” solution, which includes the installation of our customers’ hydrogen infrastructure as well as delivery of the hydrogen fuel, continued development and expansion of our products, payment of lease/financing obligations under sale/leaseback financings, and the repayment or refinancing of our long-term debt. Our ability to achieve profitability and meet future liquidity needs and capital requirements will depend upon numerous factors, including the timing and quantity of product orders and shipments; attaining and expanding positive gross margins across all product lines; the timing and amount of our operating expenses; the timing and costs of working capital needs; the timing and costs of developing marketing and distribution channels; the ability of our customers to obtain financing to support commercial transactions; our ability to obtain financing arrangements to support the sale or leasing of our products and services to customers and to repay or refinance our long-term debt, and the terms of such agreements that may require us to pledge or restrict substantial amounts of our cash to support these financing arrangements; the timing and costs of developing marketing and distribution channels; the timing and costs of product service requirements; the timing and costs of hiring and training product staff; the timing and costs of product development and introductions; the extent of our ongoing and new research and development programs; and changes in our strategy or our planned activities. If we are unable to fund our operations with positive cash flows and cannot obtain external financing, we may not be able to sustain future operations. As a result, we may be required to delay, reduce and/or cease our operations and/or seek bankruptcy protection.

We have experienced and continue to experience negative cash flows from operations and net losses. The Company incurred net losses attributable to common stockholders of $37.~~5~~ 4 million and $~~31.0~~30.6 million for the three months ended March 31, 2020, and 2019, respectively, and had an accumulated deficit of $1.4 billion at March 31, 2020.

We have historically funded our operations primarily through public and private offerings of equity and debt, as well as short-term borrowings, long-term debt and project financings. The Company believes that its current working capital and cash anticipated to be generated from future operations, as well as borrowings from lending and project financing sources and proceeds from equity and debt offerings, including our at-the-market offering, will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. There is no guarantee that future funding will be available if and when required or at terms acceptable to the Company. This projection is based on our current expectations regarding new project financing and product sales and service, cost structure, cash burn rate and other operating assumptions.

During the three months ended March 31, 2020, net cash used in operating activities was $60.~~0~~ 4 million, consisting primarily of a net loss attributable to the Company of $37.~~5~~ 4 million, and net outflows from fluctuations in working capital and other assets and liabilities of $~~33.9~~ 34.3million, offset by the impact of noncash charges of $11.4 million. The changes in working capital primarily were related to decreases in accounts receivable, ~~and~~ accounts payable, accrued expenses, ~~and~~ other liabilities and deferred revenue, offset by increases in ~~deferred revenue,~~ inventory, prepaid expenses and, other current assets. As of March 31, 2020, we had cash and cash equivalents of $74.3 million and net working capital of $~~125.4~~143.8 million. By comparison, at December 31, 2019, we had cash and cash equivalents of $139.5 million and net working capital of $~~162.5~~179.7 million.

Net cash used in investing activities for the three months ended March 31, 2020, totaled $~~5.1~~6.4 million and included purchases of property, plant and equipment and outflows associated with materials, labor, and overhead necessary to construct new leased property. Cash outflows related to equipment that we lease directly to customers are included in net cash used in investing activities. Net cash provided by financing activities for the three months ended March 31, 2020 totaled $4.~~1~~ 5 million and primarily resulted from proceeds from the exercise of stock options of $6.1 million, increase in finance obligations of $9.0 million, offset by repayments of long-term debt of $5.3 million and finance obligations of $5.~~7~~ 3 million.

Public and Private Offerings of Equity and Debt

Common Stock Issuance

On April 13, 2020, the Company entered into an At Market Issuance Sales Agreement, or the Sales Agreement, with B. Riley FBR, Inc., as sales agent, or FBR, pursuant to which the Company may offer and sell, from time to time through FBR, shares of Company common stock having an aggregate offering price of up to $75.0 million. As of the date of this filing, the Company did not issue any shares of common stock pursuant to the Sales Agreement.

In December 2019, the Company issued and sold in a registered public offering an aggregate of 46 million shares of its common stock at a purchase price of $2.75 per share for net proceeds of approximately $120.4 million.

In March 2019, the Company issued and sold in a registered direct offering an aggregate of 10 million shares of its common stock at a purchase price of $2.35 per share for net proceeds of approximately $23.5 million.

Preferred Stock Issuance

In November 2018, the Company completed a private placement of an aggregate of 35,000 shares of the Company’s Series E Redeemable Convertible Preferred Stock, par value $0.01 per share, or the Series E Preferred Stock, for net proceeds of approximately $30.9 million. In the third quarter of 2019, the Company redeemed 4,038 shares of Series E Preferred Stock totaling $4.0 million. In the fourth quarter of 2019, the Company converted 30,962 shares of Series E Preferred Stock into 13.8 million shares of its common stock. In January 2020, the Company converted the remainder of the 500 shares of Series E Preferred Stock into 216,000 shares of its common stock.

Convertible Senior Notes

In September 2019, the Company issued a $40.0 million in aggregate principal amount of 7.5% convertible senior note due in 2023, which we refer to herein as the $40 million Convertible Senior Note. The Company’s total obligation, net of interest accretion, due to the holder is $48.0 million. The total net proceeds from this offering, after deducting costs of the issuance were $39.1 million. As of March 31, 2020, the outstanding balance of the note, net of related discount and issuance costs, was $40.4 million. See “$40 Million Convertible Senior Note” below for more details.

In March 2018, the Company issued $100.0 million in aggregate principal amount of 5.5% convertible senior notes due in 2023, which we refer to herein as the $100 million Convertible Senior Notes. The total net proceeds from this offering, after deducting costs of the issuance, were approximately $95.9 million. Approximately $43.5 million of the proceeds were used for the cost of the Capped Call and the Common Stock Forward (as defined below), both of which are hedges related to the $100 million Convertible Senior Notes. As of March 31, 2020, the outstanding balance of the notes, net of related accretion and issuance costs, was $72.6 million. See “$100 Million Convertible Senior Notes” below, for more details.

Operating and Finance Leases

The Company enters into sale/leaseback agreements with various financial institutions to facilitate the Company’s commercial transactions with key customers. The Company sells certain fuel cell systems and hydrogen infrastructure to the financial institutions and leases the equipment back to support certain customer locations and to fulfill its varied Power Purchase Agreements (PPAs). Transactions completed under the sale/leaseback transactions are generally accounted for as operating leases and therefore the sales of the fuel cell systems and hydrogen infrastructure are recognized as revenue. In connection with certain sale/leaseback transactions, the financial institutions require the Company to maintain cash balances in restricted accounts securing the Company’s finance obligations. Cash received from customers under the PPAs is used to make payments against the Company’s finance obligations. As the Company performs under these agreements, the required restricted cash balances are released, according to a set schedule. The total remaining lease payments to financial institutions under these agreements at March 31, 2020 was $268.1 million, $234.6 million of which were secured with restricted cash, security deposits backing letters of credit, and pledged service escrows.

The Company has varied master lease agreements with Wells Fargo Equipment Finance, Inc., or Wells Fargo, to finance the Company’s commercial transactions with various customers. The Wells Fargo lease agreements were entered into during 2017, 2018, and 2019. No sale/leaseback transactions were entered with Wells Fargo during the three months ended March 31, 2020. Pursuant to the lease agreements, the Company sells fuel cell systems and hydrogen infrastructure to Wells Fargo and then leases them back and operates them at Walmart sites. The Company has a customer guarantee for a large portion of the transactions entered into in connection with such lease agreements. The Wells Fargo lease agreements required letters of credit for the unguaranteed portion totaling $55.5 million as of March 31, 2020. The total remaining lease liabilities owed to Wells Fargo were $108.0 million at March 31, 2020.

Over recent years, including in 2019, the Company has entered into master lease agreements with multiple institutions such as Key Equipment Finance (KeyBank), SunTrust Equipment Finance & Lease Corp. (now known as Truist), and First American Bancorp, Inc. (First American). In the first quarter of 2020, the Company entered into additional lease agreements with KeyBank and First American. Similar to the Wells Fargo lease agreements, the primary purpose of these agreements is to finance commercial transactions with varied customers. Most of the transactions with these financial institutions required cash collateral for the unguaranteed portions totaling $179.1 million as of March 31, 2020. Similar to the Wells Fargo lease agreements, in many cases the Company has a customer guarantee for a large portion of the transactions. The total remaining lease liabilities owed to these financial institutions were $160.1 million at March 31, 2020.

Restricted Cash

As security for the above sale/leaseback agreements, as of March 31, 2020, $129.7 million of our cash is required to be restricted and will be released over the lease terms. In addition, as of March 31, 2020, the Company had cash security deposits totaling $101.6 million backing letters of credit that secure the sale/leaseback agreements

Secured Debt

In March 2019, the Company, and its subsidiaries Emerging Power Inc. and Emergent Power Inc., entered into a loan and security agreement, as amended (the Loan Agreement), with Generate Lending, LLC (Generate Capital), providing for a secured term loan facility in the amount of $100.0 million (the Term Loan Facility). The Company borrowed $85.0 million under the Loan Agreement on the date of closing and borrowed an additional $15.0 million in April 2019. A portion of the initial proceeds of the loan was used to pay in full the Company’s long-term debt with NY Green Bank, a Division of the New York State Energy Research & Development Authority, including accrued interest of $17.6 million (the Green Bank Loan), and terminate approximately $50.3 million of certain equipment leases with Generate Plug Power SLB II, LLC and repurchase the associated leased equipment. In connection with this transaction, the Company recognized a loss on extinguishment of debt of approximately $0.5 million during the three months ended March 31, 2019. This loss was recorded in interest and other expenses, net in the Company’s unaudited interim condensed consolidated statement of operations. Additionally, $1.7 million was paid to an escrow account related to additional fees due in connection with the Green Bank Loan if the Company does not meet certain New York State employment and fuel cell deployment targets by March 2021. Amount escrowed is recorded in long-term other assets on the Company’s unaudited interim condensed consolidated balance sheets as of March 31, 2020. The Company presently expects to meet the targets as required under the arrangement. Additionally, in November 2019, the Company borrowed an incremental $20.0 million at 12% interest to fund working capital for ongoing deployments and other general corporate purposes. On March 31, 2020, the outstanding balance under the Term Loan Facility was $107.5 million with a 12% interest rate.

On May 6, 2020, the Company and Generate amended the Loan Agreement to, among other things, (i) provide an incremental term loan facility in the amount of $50.0 million, which has been fully funded, (ii) provide for additional, incremental term loans in an aggregate amount not to exceed $50.0 million, which are available to the Company in Generate Capital’s sole discretion, (iii) reduce the interest rate on all loans to 9.50% from 12.00% per annum, and (iv) extend the maturity date to October 31, 2025 from October 6, 2022.

The Loan Agreement includes covenants, limitations, and events of default customary for similar facilities. Interest and a portion of the principal amount is payable on a quarterly basis. Principal payments will be funded in part by releases of restricted cash, as described in Note 15, Commitments and Contingencies. Based on the current amortization schedule, the outstanding balance of $157.5 million under the Term Loan Facility will be fully paid by March 31, 2024. If addition term loans are funded, the entire then-outstanding principal balance of the Term Loan Facility, together with all accrued and unpaid interest, will be due and payable on the maturity date of October 31, 2025.

All obligations under the Loan Agreement are unconditionally guaranteed by Emerging Power Inc. and Emergent Power Inc.  The Term Loan Facility is secured by substantially all of the Company’s and the guarantor subsidiaries’ assets, including, among other assets, all intellectual property, all securities in domestic subsidiaries and 65% of the securities in foreign subsidiaries, subject to certain exceptions and exclusions.

The Loan Agreement contains covenants, including, among others, (i) the provision of annual and quarterly financial statements, management rights and insurance policies and (ii) restrictions on incurring debt, granting liens, making acquisitions, making loans, paying dividends, dissolving, and entering into leases and asset sales and (iii) compliance with a collateral coverage covenant. The Loan Agreement also provides for events of default, including, among others, payment, bankruptcy, covenant, representation and warranty, change of control, judgment and material adverse effect defaults at the discretion of the lender. As of March 31, 2020, the Company was in compliance with all the covenants.

The Loan Agreement provides that if there is an event of default due to the Company’s insolvency or if the Company fails to perform in any material respect the servicing requirements for fuel cell systems under certain customer agreements, which failure would entitle the customer to terminate such customer agreement, replace the Company or withhold the payment of any material amount to the Company under such customer agreement, then Generate Capital has the right to cause Proton Services Inc., a wholly owned subsidiary of the Company, to replace the Company in performing the maintenance services under such customer agreement.

As of March 31, 2020, the Term Loan Facility requires the principal balance at the end of each of the following years amortization may not exceed the following (in thousands):

December 31, 2020	$86,159
December 31, 2021	59,373

As of May 6, 2020, the Term Loan Facility, including the incremental borrowing subsequent to March 31, 2020, as described above, requires the principal balance at the end of each of the following years amortization may not exceed the following (in thousands):

December 31, 2020	$125,687
December 31, 2021	89,301
December 31, 2022	51,478
December 31, 2023	16,863

We have historically funded our operations primarily through public and private offerings of equity and debt, as well as short-term borrowings, long-term debt and project financings. The Company believes that its current working capital and cash anticipated to be generated from future operations, as well as borrowings from lending and project financing sources and proceeds from equity and debt offerings, including the at-the-market offering, will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. There is no guarantee that future funding will be available if and when required or at terms acceptable to the Company. This projection is based on our current expectations regarding new project financing and product sales and service, cost structure, cash burn rate and other operating assumptions.

Several key indicators of liquidity are summarized in the following table (in thousands):

	Three months	Year
	ended or at	ended or at
	March 31, 2020	December 31, 2019
Cash and cash equivalents at end of period	$74,340	$139,496
Restricted cash at end of period	232,874	230,004
Working capital at end of period	 ~~125,431~~143,783~~8~~	 ~~162,549~~179,698
Net loss attributable to common stockholders	37,~~492~~445	85,~~517~~555
Net cash used in operating activities	(60,~~015~~402)	(~~51,522~~53,324)
Net cash used in investing activities	(6,355)	(14,244)
Net cash provided by financing activities	 ~~4,083~~4,470	 ~~325,060~~326,974

$40 Million Convertible Senior Note

In September 2019, the Company issued a $40.0 million aggregate principal amount of 7.5% Convertible Senior Note due on January 5, 2023 in exchange for net proceeds of $39.1 million, in a private placement to an accredited investor pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. There are no required principal payments prior to maturity of the note. Upon maturity of the note, the Company is required to repay 120% of $40.0 million, or $48.0 million. The note bears interest at 7.5% per annum, payable quarterly in arrears on January 5, April 5, July 5 and October 5 of each year beginning on October 5, 2019 and will mature on January 5, 2023 unless earlier converted or repurchased in accordance with its terms. The note is unsecured and does not contain any financial covenants or any restrictions on the payment of dividends, or the issuance or repurchase of common stock by the Company.

The note has an initial conversion rate of 387.5969, which is subject to adjustment in certain events. The initial conversion rate is equivalent to an initial conversion price of approximately $2.58 per share of common stock. The holder of the note may convert at its option at any time until the close of business on the second scheduled trading day immediately prior to the maturity date for shares of the Company’s common stock, subject to certain limitations. In addition, the note will be automatically converted if (1) the daily volume-weighted average price per share of common stock exceeds 175% of the conversion price (as described above) on each of the 20 consecutive VWAP trading days (as defined in the note) beginning after the issue date of the note and (2) certain equity conditions (as defined in the note) are satisfied. Only if both criteria are met is the note automatically converted. Upon either the voluntary or automatic conversion of the note, the Company will deliver shares of common stock based on (1) the then-effective conversion rate and (2) the original principal amount of $40.0 million and not the maturity principal amount of $48.0 million. The note does not allow cash settlement (entirely or partially) upon conversion. As such, the Company uses the if-converted method for calculating any potential dilutive effect of the conversion option on diluted earnings per share.

The Company concluded the conversion features did not require bifurcation. Specifically, while the Company determined that (i) the conversion features were not clearly and closely related to the host contracts, (ii) the note (i.e., hybrid instrument) is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (iii) the conversion features, if freestanding, would meet the definition of a derivative, the Company concluded such conversion features meet the equity scope exception, and therefore, the conversion features are not required to be bifurcated from the note.

If the Company undergoes a fundamental change prior to the maturity date, subject to certain limitations, the holder may require the Company to repurchase for cash all or a portion of the note at a cash repurchase price equal to any accrued and unpaid interest on the note (or portion thereof), plus the greater of (1) 115% of the maturity principal amount of $48.0 million (or portion thereof) and (2) 110% of the product of (i) the conversion rate in effect as of the trading day immediately preceding the date of such fundamental change; (ii) the principal amount of the $40.0 million note to be repurchased divided by $1,000; and (iii) the average of the daily volume-weighted average price per share of the Company’s common stock over the five consecutive VWAP trading days immediately before the effective date of such fundamental change.

In addition, with the consent of the holder of the note, subject to certain limitations, the Company may redeem all or any portion of the note, at the Company’s option, at a cash redemption price equal to any accrued and unpaid interest on the note (or portion thereof), plus the greater of (1) 105% of the maturity principal amount of $48.0 million (or portion thereof); and (2) 115% of the product of (i) the conversion rate in effect as of the trading day immediately preceding the related redemption date; (ii) the principal amount of the $40.0 million note to be redeemed divided by $1,000; and (iii) the arithmetic average of the daily volume-weighted average price per share of common stock over the five consecutive VWAP trading days immediately before the related redemption date.

While the Company concluded the fundamental change redemption option represents an embedded derivative, the Company concluded the value of the embedded derivative to be immaterial given the likelihood of the occurrence of a fundamental change was deemed to be remote. As related to the call option, the Company concluded the call option was clearly and closely related to the host contract, and therefore, did not meet the definition of an embedded derivative.

The Company concluded the total debt discount at issuance of the note equaled approximately $8.0 million. This debt discount was attributed to the fact that upon maturity, the Company is required to repay 120% of $40.0 million, or $48.0 million. The related debt issuance costs were $1.0 million. The debt discount was recorded as debt issuance cost (presented as contra debt in the unaudited interim condensed consolidated balance sheets) and is being amortized to interest expense over the term of the note using the effective interest rate method.

The note consisted of the following (in thousands):

	March 31,	December 31,
	2020	2019
Principal amounts:
Principal at maturity	$48,000	$48,000
Unamortized debt discount	(6,800)	(7,400)
Unamortized debt issuance costs	(891)	(969)
Net carrying amount	$40,309	$39,631

Based on the closing price of the Company’s common stock of $3.54 on March 31, 2020, the if-converted value of the notes was greater than the principal amount. The estimated fair value of the note at March 31, 2020 and December 31, 2019 was approximately $57.3 million and $53.5 million, respectively. The Company utilized a Monte Carlo simulation model to estimate the fair value of the convertible debt. The simulation model is designed to capture the potential settlement features of the convertible debt, in conjunction with simulated changes in the Company's stock price over the term of the note, incorporating a volatility assumption of 70%. This is considered a Level 3 fair value measurement.

$100 Million Convertible Senior Notes

In March 2018, the Company issued $100.0 million in aggregate principal amount of 5.5% Convertible Senior Notes due on March 15, 2023 in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. There are no required principal payments prior to maturity of the notes.

The total net proceeds from the notes were as follows:

Amount
(in thousands)
Principal amount	$100,000
Less initial purchasers' discount	(3,250)
Less cost of related capped call and common stock forward	(43,500)
Less other issuance costs	(894)
Net proceeds	$52,356

The notes bear interest at 5.5%, payable semi-annually in cash on March 15 and September 15 of each year. The notes will mature on March 15, 2023, unless earlier converted or repurchased in accordance with their terms. The notes are unsecured and do not contain any financial covenants or any restrictions on the payment of dividends, or the issuance or repurchase of common stock by the Company.

Each $1,000 principal amount of the notes is convertible into 436.3002 shares of the Company’s common stock, which is equivalent to a conversion price of approximately $2.29 per share, subject to adjustment upon the occurrence of specified events.  Holders of these notes may convert their notes at their option at any time prior to the close of the last business day immediately preceding September 15, 2022, only under the following circumstances:

1)	during any calendar quarter (and only during such calendar quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

2)	during the five business day period after any five consecutive trading day period (the measurement period) in which the trading price (as defined in the indenture governing the notes) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate for the notes on each such trading day;

3)	if the Company calls any or all of the notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

4)	upon the occurrence of certain specified corporate events, such as a beneficial owner acquiring more than 50% of the total voting power of the Company’s common stock, recapitalization of the Company, dissolution or liquidation of the Company, or the Company’s common stock ceases to be listed on an active market exchange.

On or after September 15, 2022, holders may convert all or any portion of their notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Upon conversion of the notes, the Company will pay or deliver, as the case may be, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, at the Company’s election. While the Company plans to settle the principal amount of the notes in cash subject to available funding at time of settlement, we currently use the if-converted method for calculating any potential dilutive effect of the conversion option on diluted net income per share, subject to meeting the criteria for using the treasury stock method in future periods.

The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued or unpaid interest. Holders who convert their notes in connection with certain corporate events that constitute a “make-whole fundamental change” per the indenture governing the notes or in connection with a redemption will be, under certain circumstances, entitled to an increase in the conversion rate. In addition, if the Company undergoes a fundamental change prior to the maturity date, holders may require the Company to repurchase for cash all or a portion of its notes at a repurchase price equal to 100% of the principal amount of the repurchased notes, plus accrued and unpaid interest.

The Company may not redeem the notes prior to March 20, 2021. The Company may redeem for cash all or any portion of the notes, at the Company’s option, on or after March 20, 2021 if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including at least one of the three trading days immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

In accounting for the issuance of the notes, the Company separated the notes into liability and equity components. The initial carrying amount of the liability component of approximately $58.2 million, net of costs incurred, was calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component of approximately $37.7 million, net of costs incurred, representing the conversion option, was determined by deducting the fair value of the liability component from the par value of the notes. The difference between the principal amount of the notes and the liability component (the debt discount) is amortized to interest expense using the effective interest method over the term of the notes. The effective interest rate is approximately 16.0%. The equity component of the notes is included in additional paid-in capital in the unaudited interim condensed consolidated balance sheets and is not remeasured as long as it continues to meet the conditions for equity classification.

We incurred transaction costs related to the issuance of the notes of approximately $4.1 million, consisting of initial purchasers' discount of approximately $3.3 million and other issuance costs of $0.9 million. In accounting for the transaction costs, we allocated the total amount incurred to the liability and equity components using the same proportions as the proceeds from the notes. Transaction costs attributable to the liability component were approximately $2.4 million, were recorded as debt issuance cost (presented as contra debt in the unaudited interim condensed consolidated balance sheets) and are being amortized to interest expense over the term of the notes. The transaction costs attributable to the equity component were approximately $1.7 million and were netted with the equity component in stockholders’ equity.

The notes consisted of the following (in thousands):

	March 31,	December 31,
	2020	2019
Principal amounts:
Principal	$100,000	$100,000
Unamortized debt discount (1)	(25,985)	(27,818)
Unamortized debt issuance costs (1)	(1,446)	(1,567)
Net carrying amount	$72,569	$70,615
Carrying amount of the equity component (2)	$37,702	$37,702

1)	Included in the unaudited interim condensed consolidated balance sheets within the $100.0 million Convertible Senior Notes, net and amortized over the remaining life of the notes using the effective interest rate method.

2)	Included in the unaudited interim condensed consolidated balance sheets within additional paid-in capital, net of $1.7 million in equity issuance costs and associated income tax benefit of $9.2 million.

Based on the closing price of the Company’s common stock of $3.54 on March 31, 2020, the if-converted value of the notes was greater than the principal amount. The estimated fair value of the notes at March 31, 2020 and December 31, 2019 was approximately $147.4 million and $135.3 million, respectively. The Company utilized a Monte Carlo simulation model to estimate the fair value of the convertible debt. The simulation model is designed to capture the potential settlement features of the convertible debt, in conjunction with simulated changes in the Company's stock price over the term of the notes, incorporating a volatility assumption of 70%. This is considered a Level 3 fair value measurement.

Capped Call

In conjunction with the issuance of the $100 million Convertible Senior Notes, the Company entered into capped call options (Capped Call), on the Company’s common stock with certain counterparties at a price of $16.0 million. The net cost incurred in connection with the Capped Call has been recorded as a reduction to additional paid-in capital in the unaudited interim condensed consolidated balance sheets.

The Capped Call is generally expected to reduce or offset the potential dilution to the Company’s common stock upon any conversion of the $100 million Convertible Senior Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. The cap price of the Capped Call transactions is initially $3.82 per share, which represents a premium of 100% over the last then-reported sale price of the Company’s common stock of $1.91 per share on the date of the transaction and is subject to certain adjustments under the terms of the Capped Call. The Capped Call becomes exercisable if the conversion option is exercised.

By entering into the Capped Call, the Company expects to reduce the potential dilution to its common stock (or, in the event the conversion is settled in cash, to provide a source of cash to settle a portion of its cash payment obligation) in the event that at the time of conversion its stock price exceeds the conversion price under the $100 million Convertible Senior Notes.

Common Stock Forward

In connection with the sale of the $100 million Convertible Senior Notes, the Company also entered into a forward stock purchase transaction, or the Common Stock Forward, pursuant to which the Company agreed to purchase 14,397,906 shares of its common stock for settlement on or about March 15, 2023. The number of shares of common stock that the Company will ultimately repurchase under the Common Stock Forward is subject to customary anti-dilution adjustments. The Common Stock Forward is subject to early settlement or settlement with alternative consideration in the event of certain corporate transactions.

The net cost incurred in connection with the Common Stock Forward of $27.5 million has been recorded as an increase in treasury stock in the unaudited interim condensed consolidated balance sheets. The related shares were accounted for as a repurchase of common stock.

The fair values of the Capped Call and Common Stock Forward are not remeasured.

Amazon Transaction Agreement

On April 4, 2017, the Company and Amazon entered into a Transaction Agreement (the Amazon Transaction Agreement), pursuant to which the Company agreed to issue to Amazon.com NV Investment Holdings LLC, a wholly owned subsidiary of Amazon, warrants to acquire up to 55,286,696 shares of the Company’s common stock (the Amazon Warrant Shares), subject to certain vesting events described below. The Company and Amazon entered into the Amazon Transaction Agreement in connection with existing commercial agreements between the Company and Amazon with respect to the deployment of the Company’s GenKey fuel cell technology at Amazon distribution centers. The existing commercial agreements contemplate, but do not guarantee, future purchase orders for the Company’s fuel cell technology. The vesting of the Amazon Warrant Shares is linked to payments made by Amazon or its affiliates (directly or indirectly through third parties) pursuant to the existing commercial agreements.

The majority of the Amazon Warrant Shares will vest based on Amazon’s payment of up to $600.0 million to the Company in connection with Amazon’s purchase of goods and services from the Company. The first tranche of 5,819,652 Amazon Warrant Shares vested upon the execution of the Amazon Transaction Agreement. Accordingly, $6.7 million, the fair value of the first tranche of Amazon Warrant Shares, was recognized as selling, general and administrative expense during 2017. All future provision for common stock warrants is measured based on their grant-date fair value and recorded as a charge against revenue. The second tranche of 29,098,260 Amazon Warrant Shares will vest in four installments of 7,274,565 Amazon Warrant Shares each time Amazon or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $200.0 million in the aggregate. The exercise price for the first and second tranches of Amazon Warrant Shares is $1.1893 per share. After Amazon has made payments to the Company totaling $200.0 million, the third tranche of 20,368,784 Amazon Warrant Shares will vest in eight installments of 2,546,098 Amazon Warrant Shares each time Amazon or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $400.0 million in the aggregate. The exercise price of the third tranche of Amazon Warrant Shares will be an amount per share equal to ninety percent (90%) of the 30-day volume weighted average share price of the common stock as of the final vesting date of the second tranche of Amazon Warrant Shares. The Amazon Warrant Shares are exercisable through April 4, 2027 The Amazon Warrant Shares provide for net share settlement that, if elected by the holders, will reduce the number of shares issued upon exercise to reflect net settlement of the exercise price. The Amazon Warrant Shares provide for certain adjustments that may be made to the exercise price and the number of shares of common stock issuable upon exercise due to customary anti-dilution provisions based on future events. These warrants are classified as equity instruments.

At March 31, 2020 and December 31, 2019, 20,368,782 of the Amazon Warrant Shares had vested. The amount of provision for common stock warrants recorded as a reduction of revenue for the Amazon Warrant during the three months ended March 31, 2020 and 2019 was $1.3 million and $0.5 million, respectively.

Walmart Transaction Agreement

On July 20, 2017, the Company and Walmart entered into a Transaction Agreement (the Walmart Transaction Agreement), pursuant to which the Company agreed to issue to Walmart a warrant to acquire up to 55,286,696 shares of the Company’s common stock, subject to certain vesting events (the Walmart Warrant Shares). The Company and Walmart entered into the Walmart Transaction Agreement in connection with existing commercial agreements between the Company and Walmart with respect to the deployment of the Company’s GenKey fuel cell technology across various Walmart distribution centers. The existing commercial agreements contemplate, but do not guarantee, future purchase orders for the Company’s fuel cell technology. The vesting of the warrant shares is linked to payments made by Walmart or its affiliates (directly or indirectly through third parties) pursuant to transactions entered into after January 1, 2017 under existing commercial agreements.

The majority of the Walmart Warrant Shares will vest based on Walmart’s payment of up to $600.0 million to the Company in connection with Walmart’s purchase of goods and services from the Company. The first tranche of 5,819,652 Walmart Warrant Shares vested upon the execution of the Walmart Transaction Agreement. Accordingly, $10.9 million, the fair value of the first tranche of Walmart Warrant Shares, was recorded as a provision for common stock warrants and presented as a reduction to revenue on the unaudited interim condensed consolidated statements of operations during 2017. All future provision for common stock warrants is measured based on their grant-date fair value and recorded as a charge against revenue. The second tranche of 29,098,260 Walmart Warrant Shares will vest in four installments of 7,274,565 Walmart Warrant Shares each time Walmart or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $200.0 million in the aggregate. The exercise price for the first and second tranches of Walmart Warrant Shares is $2.1231 per share. After Walmart has made payments to the Company totaling $200.0 million, the third tranche of 20,368,784 Walmart Warrant Shares will vest in eight installments of 2,546,098 Walmart Warrant Shares each time Walmart or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $400.0 million in the aggregate. The exercise price of the third tranche of Walmart Warrant Shares will be an amount per share equal to ninety percent (90%) of the 30-day volume weighted average share price of the common stock as of the final vesting date of the second tranche of Walmart Warrant Shares, provided that, with limited exceptions, the exercise price for the third tranche will be no lower than $1.1893. The Walmart Warrant Shares are exercisable through July 20, 2027.

The Walmart Warrant Shares provide for net share settlement that, if elected by the holders, will reduce the number of shares issued upon exercise to reflect net settlement of the exercise price. The Walmart Warrant Shares provide for certain adjustments that may be made to the exercise price and the number of shares of common stock issuable upon exercise due to customary anti-dilution provisions based on future events. These warrants are classified as equity instruments.

At March 31, 2020 and December 31, 2019, 5,819,652 of the Walmart Warrant Shares had vested. The amount of provision for common stock warrants recorded as a reduction of revenue for the Walmart Warrant during the three months ended March 31, 2020 and 2019 was $0.9 million and $0.7 million, respectively.

Lessor Obligations

As of March 31, 2020, the Company had noncancelable operating leases (as lessor), primarily associated with assets deployed at customer sites. These leases expire over the next one to seven years. Leases contain termination clauses with associated penalties, the amount of which cause the likelihood of cancellation to be remote.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2020 were as follows (in thousands):

Remainder of 2020	$27,806
2021	30,993
2022	23,632
2023	19,952
2024	16,508
2025 and thereafter	$27,643
Total future minimum lease payments	$146,534

Lessee Obligations

As of March 31, 2020, the Company had operating and finance leases, as lessee, primarily associated with sale/leaseback transactions that are partially secured by restricted cash, security deposits and pledged escrows (see also Note 1, Nature of Operations) as summarized below. These leases expire over the next one to nine years. Minimum rent payments under operating and finance leases are recognized on a straight-line basis over the term of the lease. Leases contain termination clauses with associated penalties, the amount of which cause the likelihood of cancellation to be remote.

In prior periods, the Company entered into sale/leaseback transactions that were accounted for as finance leases and reported as part of finance obligations. The outstanding balance of finance obligations related to sale/leaseback transactions at March 31, 2020 and December 31, 2019 was $29.8 million and $31.7 million, respectively. The fair value of the finance obligation approximated the carrying value as of both March 31, 2020 and December 31, 2019.

The Company has sold future services to be performed associated with certain sale/leaseback transactions and recorded the balance as a finance obligation. The outstanding balance of this obligation at March 31, 2020 was $114.6 million, $17.0 million and $97.6 million of which was classified as short-term and long-term, respectively, on the unaudited interim condensed consolidated balance sheets. The outstanding balance of this obligation at December 31, 2019 was $35.6 million, $6.0 million and $29.6 million of which was classified as short-term and long-term, respectively. The amount is amortized using the effective interest method. The fair value of this finance obligation approximated the carrying value as of March 31, 2020.

The Company has a finance lease associated with its property and equipment in Latham, New York. Liabilities relating to this lease of $2.2 million has been recorded as a finance obligation in the unaudited interim condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019. The fair value of this finance obligation approximated the carrying value as of March 31, 2020.

Future minimum lease payments under operating and finance leases (with initial or remaining lease terms in excess of one year) as of March 31, 2020 were as follows (in thousands):

			Other	Total
	Operating	Finance	Leased	Finance
	Leases	Leases	Property	Obligations
Remainder of 2020	$34,998	$7,596	$285	$42,879
2021	46,669	9,276	407	56,352
2022	44,139	4,975	390	49,504
2023	39,074	3,149	366	42,589
2024	39,079	16,154	373	55,606
2025 and thereafter	40,250	—	1,174	41,424
Total future minimum lease payments	244,209	41,150	2,995	288,354
Less imputed lease interest	(66,624)	(11,299)	(838)	(78,761)
Sale of future services	114,625	—	—	114,625
Total lease liabilities	$292,210	$29,851	$2,157	$324,218

Rental expense for all operating leases was $12.6 million and $6.0 million for the three months ended March 31, 2020 and 2019, respectively.

The gross profit on sale/leaseback transactions for all operating leases was $5.3 million and zero for the three months ended March 31, 2020 and 2019, respectively. Right of use assets obtained in exchange for new operating lease liabilities was $16.2 million and zero for the three months ended March 31, 2020 and 2019, respectively.

At both March 31, 2020 and December 31, 2019, security deposits associated with sale/leaseback transactions were $6.0 million, and were included in other assets in the unaudited interim condensed consolidated balance sheets.

Other information related to the operating leases are presented in the following tables:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Cash payments (in thousands)	$12,522	$5,728

	As of March 31,
	2020	2019
Weighted average remaining lease term (years)	5.52	4.92
Weighted average discount rate	12.1%	12.1%

Finance lease costs include amortization of the right of use assets (i.e., depreciation expense) and interest on lease liabilities (i.e., interest and other expense, net in the unaudited interim consolidated statement of operations). Finance lease costs were as follows (in thousands):

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Amortization of right of use asset	$870	$808
Interest on finance obligations	638	2,091
Total finance lease cost	$1,508	$2,899

Right of use assets obtained in exchange for new finance lease liabilities was zero for both the three months ended March 31, 2020 and 2019.

Other information related to the finance leases are presented in the following tables:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Cash payments (in thousands)	$2,610	$54,170

	As of March 31,
	2020	2019
Weighted average remaining lease term (years)	3.68	3.53
Weighted average discount rate	8.1%	10.8%

Restricted Cash

In connection with certain of the above noted sale/leaseback agreements, cash of $129.7 million was required to be restricted as security as of March 31, 2020, which restricted cash will be released over the lease term. As of March 31, 2020, the Company also had certain letters of credit backed by security deposits totaling $101.6 million that are security for the above noted sale/leaseback agreements.

The Company also had letters of credit in the aggregate amount of $0.5 million at March 31, 2020 associated with a finance obligation from the sale/leaseback of its building. We consider cash collateralizing this letter of credit as restricted cash.

Off-Balance Sheet Arrangements

As of March 31, 2020, the Company does not have off-balance sheet arrangements that are likely to have a current or future significant effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these unaudited interim condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of and during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition for multiple element arrangements, bad debts, inventories, intangible assets, valuation of long-lived assets, accrual for loss contracts on service, operating and finance leases, product warranty reserves, unbilled revenue, common stock warrants, income taxes, stock-based compensation, contingencies, and purchase accounting. We base our estimates and judgments on historical experience and on various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about (1) the carrying values of assets and liabilities and (2) the amount of revenue and expenses realized that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We refer to the policies and estimates set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates”, as well as a discussion of significant accounting policies included in Note 2, Summary of Significant Accounting Policies, of the consolidated financial statements, both of which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Recently Adopted Accounting Pronouncements

In June 2016, Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, was issued. Also, In April 2019, Accounting Standards Update (ASU) 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, was issued to make improvements to updates 2016-01, Financial Instruments – Overall (Subtopic 825-10), 2016-13, Financial Instruments – Credit Losses (Topic 326) and 2017-12, Derivatives and Hedging (Topic 815). ASU 2016-13 significantly changes how entities account for credit losses for financial assets and certain other instruments, including trade receivables and contract assets, that are not measured at fair value through net income. The ASU requires a number of changes to the assessment of credit losses, including the utilization of an expected credit loss model, which requires consideration of a broader range of information to estimate expected credit losses over the entire lifetime of the asset, including losses where probability is considered remote. Additionally, the standard requires the estimation of lifetime expected losses for trade receivables and contract assets that are classified as current. The Company adopted these standards effective January 1, 2020 and determined the impact of the standards to be immaterial to the consolidated financial statements.

In April 2019, Accounting Standards Update (ASU) 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, was issued to make improvements to updates 2016-01, Financial Instruments – Overall (Subtopic 825-10), 2016-13, Financial Instruments – Credit Losses (Topic 326) and 2017-12, Derivatives and Hedging (Topic 815). The Company adopted this standard effective January 1, 2020 and determined the impact of this standard to be immaterial to the consolidated financial statements.

In January 2017, Accounting Standards Update (ASU) 2017-04, Intangibles – Goodwill and Other (Topic 350), was issued to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The Company adopted this standard effective January 1, 2020.

In August 2016, Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230)s: Classification of Certain Cash Receipts and Cash Payments, was issued to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this standard in 2019 and determined the impact of this standard to be immaterial to the consolidated financial statements.

Recently Issued and Not Yet Adopted Accounting Pronouncements

In March 2020, Accounting Standards Update (ASU) 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, was issued to provide temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This update is effective starting March 12, 2020 and the Company may elect to apply the amendments prospectively through December 31, 2022. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In March 2020, Accounting Standards Update (ASU) 2020-03, Codification Improvements to Financial Instruments, was issued to make various codification improvements to financial instruments to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. This update will be effective at various dates as described in this ASU. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In February 2020, Accounting Standards Update (ASU) 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842), was issued to add a note to an SEC paragraph of the FASB’s Accounting Standards Codification stating that the SEC staff would not object to a public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting Topic 842. This update is effective for fiscal years beginning after December 15, 2020. This update requires a modified retrospective adoption method. The Company is evaluating the adoption method as well as the impact this update will have on the unaudited interim condensed consolidated financial statements.

In January 2020, Accounting Standards Update (ASU) 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), was issued to clarify the interaction of the accounting rules for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. This update is effective for fiscal years beginning after December 15, 2020. The Company is evaluating the adoption method as well as the impact this update will have on the condensed consolidated financial statements.

JUNE 30, 2020

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our accompanying unaudited interim condensed consolidated financial statements and notes thereto included within this report, and our audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, filed for the fiscal year ended December 31, 2019. In addition to historical information, this Quarterly Report on Form 10-Q and the following discussion contain statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These forward-looking statements contain projections of our future results of operations or of our financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would,” “plan,” “projected” or the negative of such words or other similar words or phrases. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned not to unduly rely on forward-looking statements because they involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

•	the risk that we continue to incur losses and might never achieve or maintain profitability;

•	the risk that we will need to raise additional capital to fund our operations and such capital may not be available to us;

•	the risk of dilution to our stockholders and/or stock price should we need to raise additional capital;

•	the risk that our lack of extensive experience in manufacturing and marketing products may impact our ability to manufacture and market products on a profitable and large-scale commercial basis;

•	the risk that unit orders may not ship, be installed and/or converted to revenue, in whole or in part;

•	the risk that a loss of one or more of our major customers, or if one of our major customers delays payment of or is unable to pay its receivables, a material adverse effect could result on our financial condition;

•	the risk that a sale of a significant number of shares of stock could depress the market price of our common stock;

•	the risk that our convertible senior notes, if settled in cash, could have a material effect on our financial results;

•	the risk that our convertible note hedges may affect the value of our convertible senior notes and our common stock;

•	the risk that negative publicity related to our business or stock could result in a negative impact on our stock value and profitability;

•	the risk of potential losses related to any product liability claims or contract disputes;

•	the risk of loss related to an inability to maintain an effective system of internal controls;

•	our ability to attract and maintain key personnel;

•	the risks related to the use of flammable fuels in our products;

•	the risk that pending orders may not convert to purchase orders, in whole or in part;

•	the cost and timing of developing, marketing and selling our products;

•	the risks of delays in or not completing our product development goals;

•	our ability to obtain financing arrangements to support the sale or leasing of our products and services to customers;

•	our ability to achieve the forecasted gross margin on the sale of our products;

•	the cost and availability of fuel and fueling infrastructures for our products;

•	the risks, liabilities, and costs related to environmental, health and safety matters;

•	the risk of elimination of government subsidies and economic incentives for alternative energy products;

•	market acceptance of our products and services, including GenDrive, GenSure and GenKey systems;

•	our ability to establish and maintain relationships with third parties with respect to product development, manufacturing, distribution and servicing, and the supply of key product components;

•	the cost and availability of components and parts for our products;

•	the risk that possible new tariffs could have a material adverse effect on our business;

•	our ability to develop commercially viable products;

•	our ability to reduce product and manufacturing costs;

•	our ability to successfully market, distribute and service our products and services internationally;

•	our ability to improve system reliability for our products;

•	competitive factors, such as price competition and competition from other traditional and alternative energy companies;

•	our ability to protect our intellectual property;

•	the risk of dependency on information technology on our operations and the failure of such technology;

•	the cost of complying with current and future federal, state and international governmental regulations;

•	our subjectivity to legal proceedings and legal compliance;

•	the risks associated with past and potential future acquisitions; and

•	the volatility of our stock price

The risks included here are not exhaustive, and additional factors could adversely affect our business and financial performance, including factors and risks discussed in the section titled “Risk Factors” included under Part I, Item 1A, below. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from these contained in any forward-looking statements. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. These forward-looking statements speak only as of the date on which the statements were made. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this Quarterly Report on Form 10-Q.

References in this Quarterly Report on Form 10-Q to “Plug Power,” the “Company,” “we,” “our” or “us” refer to Plug Power Inc., including as the context requires, its subsidiaries.

Overview

As a leading provider of comprehensive hydrogen fuel cell turnkey solutions, Plug Power Inc., or the Company, is seeking to build a green hydrogen economy. The Company is focused on hydrogen and fuel cell systems that are used to power electric motors primarily in the electric mobility and stationary power markets, given the ongoing paradigm shift in the power, energy, and transportation industries to address climate change, energy security, and meet sustainability goals.  Plug Power created the first commercially viable market for hydrogen fuel cell, or the HFC technology. As a result, the Company has deployed over 34,000 fuel cell systems, and has become the largest buyer of liquid hydrogen, having built and operated a hydrogen network across North America.

We are focused on proton exchange membrane, or PEM, fuel cell and fuel processing technologies, fuel cell/battery hybrid technologies, and associated hydrogen storage and dispensing infrastructure from which multiple products are available. A fuel cell is an electrochemical device that combines hydrogen and oxygen to produce electricity and heat without combustion. Hydrogen is derived from multiple sources. The majority of liquid hydrogen in the United States is produced using the steam methane reforming process and utilizing by-product hydrogen from chlor alkali production. By-product hydrogen from a chlor alkali plant is considered to be low carbon hydrogen and in some cases, considered green hydrogen, depending on the source of electricity and geographic location. We source a significant amount of liquid hydrogen based on the chlor alkali process today. Additionally, we manufacture and sell fuel cell products to replace batteries and diesel generators in stationary backup power applications. These products have proven valuable with telecommunications, transportation and utility customers as robust, reliable and sustainable power solutions.

We provide and continue to develop commercially-viable hydrogen and fuel cell solutions for industrial mobility applications (including electric forklifts and electric industrial vehicles) at multi-shift high volume manufacturing and high throughput distribution sites where we believe our products and services provide a unique combination of productivity, flexibility and environmental benefits. In June of 2020, Plug Power completed the acquisition of United Hydrogen and Giner ELX in line with the Company’s hydrogen vertical integration strategy plans to have more than 50% of the hydrogen used by the Company to be green by 2024. These activities further enhance Plug Power’s position in the hydrogen industry with capabilities in generation, liquefaction and distribution of hydrogen fuel  complementing its industry-leading position in the design, construction, and operation of customer-facing hydrogen fueling stations. These activities establish a clear pathway for Plug Power to transition from low-carbon to zero-carbon hydrogen solutions.

Our current products and services include:

GenDrive: GenDrive is our hydrogen fueled PEM fuel cell system providing power to material handling electric vehicles, including class 1, 2, 3 and 6 electric forklifts and ground support equipment;

GenFuel:  GenFuel is our hydrogen fueling delivery, generation, storage and dispensing system;

GenCare: GenCare is our ongoing ‘internet of things’-based maintenance and on-site service program for GenDrive fuel cell systems, GenSure fuel cell systems, GenFuel hydrogen storage and dispensing products and ProGen fuel cell engines;

GenSure:  GenSure is our stationary fuel cell solution providing scalable, modular PEM fuel cell power to support the backup and grid-support power requirements of the telecommunications, transportation, and utility sectors;

GenKey: GenKey is our vertically integrated “turn-key” solution combining either GenDrive or GenSure fuel cell power with GenFuel fuel and GenCare aftermarket service, offering complete simplicity to customers transitioning to fuel cell power; and

ProGen:  ProGen is our fuel cell stack and engine technology currently used globally in mobility and stationary fuel cell systems, and as engines in electric delivery vans. This includes the Plug Power MEA (membrane electrode assembly) in which Plug Power is the largest producer in North America.

We provide our products worldwide through our direct product sales force, and by leveraging relationships with original equipment manufacturers and their dealer networks. We manufacture our commercially-viable products in Latham, NY, Rochester, NY and Spokane, WA and support liquid hydrogen generation and logistics in Charleston, TN.

Recent Developments

COVID-19 Update

As a result of the COVID-19 pandemic, state governments—including those in New York and Washington, where our manufacturing facilities are located—have issued orders requiring businesses that do not conduct essential services to temporarily close their physical workplaces to employees and customers. We are currently deemed an essential business and, as a result, are exempt from these state orders, in their current form. In March 2020, we put in place a number of protective measures in response to the COVID-19 outbreak. These measures include the canceling of all commercial air travel and all other non-critical travel, requesting that employees limit non-essential personal travel, eliminating all but essential third-party access to our facilities, enhancing our facilities’ janitorial and sanitary procedures, encouraging employees to work from home to the extent their job function enables them to do so, encouraging the use of virtual employee meetings, and providing staggered shifts and social distancing measures for those employees associated with manufacturing and service operations.

We cannot predict at this time the full extent to which COVID-19 will impact our business, results and financial condition, which will depend on many factors. We are staying in close communication with our manufacturing facilities, employees, customers, suppliers and partners, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee that we will be able to do so. Although as of the date hereof, we have not observed any material impacts to our supply of components, the situation is fluid. Many of the parts for our products are sourced from suppliers in China and the manufacturing situation in China remains variable. Supply chain disruptions could reduce the availability of key components, increase prices or both. Some of our customers, such as certain automotive manufacturers, have suspended operations at their facilities due to COVID-19. Accordingly, while those customers continue to pay for the leasing and servicing of our products, they are not purchasing hydrogen fuel. Other customers are essential businesses and remain in operation. Certain of these customers, such as Walmart, significantly increased their use of units and hydrogen fuel consumption as a result of COVID-19. In the six months ended June 30, 2020, our services and power purchase agreement margins were negatively impacted by incremental service costs associated with increased usage of units at some of our primary customer sites. In addition, future changes in applicable government orders or regulations, or changes in the interpretation of existing orders or regulations, could result in further disruptions to our business that may materially and adversely affect our financial condition and results of operations.

Acquisitions

Giner ELX, Inc. Acquisition

On June 22, 2020, the Company acquired 100% of the outstanding shares of Giner ELX, Inc. (Giner). Giner ELX is developer of electrolysis hydrogen generators which is used for on-site refueling of hydrogen fuel cells. This acquisition increases the Company’s overall green hydrogen supply capabilities primarily through production of electrolyzers. The fair value of consideration paid by the Company in connection with the acquisition was approximately $52.2 million and consisted of approximately $25.8 million cash, approximately $19.3 million of common stock and approximately $7.1 million in form of contingent consideration.

United Hydrogen Group Inc. Acquisition

On June 18, 2020, the Company acquired 100% of the outstanding shares of United Hydrogen Group Inc. (UHG). UHG is producer of liquid hydrogen and enhances the Company’s capabilities in liquid hydrogen generation, liquefaction and distribution logistics. The fair value of consideration paid by the Company in connection with the acquisition was approximately $51.0 million and consisted of approximately $19.5 million cash, approximately $30.4 million common stock and approximately $1.1 million in form of contingent consideration.

Included in cash and common stock in the above table is $1.3 million of cash and $6.5 million of common stock that was paid in April 2020 to purchase a convertible note in UHG. This convertible note included terms that allowed for reduction of the purchase price if the Company was to complete the acquisitions. As such, this note was cancelled in conjunction with the closing of this acquisition.

The impact of these acquisitions on the Company’s results of operations for the three and six months ended June 30, 2020 was insignificant.

Long-Term Debt and Convertible Senior Notes

Long-Term Debt

Additionally, on May 6, 2020, the Company and its subsidiaries, Emerging Power, Inc. and Emergent Power, Inc., entered into a Fifth Amendment (the Amendment) to the Loan Agreement and Security Agreement, dated as of March 29, 2019, as amended (the Loan Agreement) with Generate Lending, LLC (Generate Capital). The Amendment amends the Loan Agreement to, among other things, (i) provide for an incremental term loan in the amount of $50.0 million, (ii) provide for additional, uncommitted incremental term loans in an aggregate amount not to exceed $50.0 million, which may become available to the Company in Generate Capital’s sole discretion, (iii) reduce the interest rate on all loans to 9.50% from 12.00% per annum, and (iv) extend the maturity date to October 31, 2025 from October 6, 2022. The $50 million incremental term loan has been fully funded. In connection with the restructuring, the Company capitalized $1.0 million of origination fees and expensed $300 thousand in legal fees.

Based on the current amortization schedule as of June 30, 2020,, the outstanding balance of $141.2 million under the incremental term loan, will be fully paid by March 31, 2024. See Note 8, Long-Term Debt for additional information.

On July 10, 2020 the Company borrowed an additional $25.0 million, under the amended Loan Agreement. See Liquidity and Capital Resources – Secured Debt.

Convertible Senior Notes

In May 2020, the Company issued a $212.5 million in aggregate principal amount of 3.75% convertible senior notes due in 2025, which we refer to herein as the 3.75% Convertible Senior Notes. The total net proceeds from this offering, after deducting costs of the issuance were $205.1 million. See Note 9, Convertible Senior Notes, for more details. The Company used $90.2 million from 3.75% Convertible Senior Notes to purchase $66.3 million of the 5.5% Convertible Senior Notes.

In September 2019, the Company issued $40.0 million in aggregate principal amount of 7.5% convertible senior note due 2023, which we refer to herein as the 7.5% Convertible Senior Note. The Company’s total obligation, net of interest accretion, due to the holder is $48.0 million. The total net proceeds from this offering, after deducting costs of the issuance, were $39.1 million. As of June 30, 2020, the outstanding balance of the note, net of related discount and issuance costs, was $41.0 million. This note automatically converted in full on July 1, 2020 and 16.0 million shares of common stock were issued upon such conversion.

Results of Operations

Our primary sources of revenue are from sales of fuel cell systems and related infrastructure, services performed on fuel cell systems and related infrastructure, Power Purchase Agreements (PPAs), and fuel delivered to customers. Revenue from sales of fuel cell systems and related infrastructure represents sales of our GenDrive units, GenSure stationary backup power units, as well as hydrogen fueling infrastructure. Revenue from services performed on fuel cell systems and related infrastructure represents revenue earned on our service and maintenance contracts and sales of spare parts. Revenue from PPAs primarily represents payments received from customers who make monthly payments to access the Company’s GenKey solution. Revenue associated with fuel delivered to customers represents the sale of hydrogen to customers that has been purchased by the Company from a third party or generated on site.

In 2017, in separate transactions, the Company issued to each of Amazon and Walmart warrants to purchase shares of the Company’s common stock. The Company recorded a portion of the estimated fair value of the warrants as a reduction of revenue based upon the projected number of shares of common stock expected to vest under the warrants, the proportion of purchases by Amazon, Walmart and their affiliates within the period relative to the aggregate purchase levels required for vesting of the respective warrants, and the then-current fair value of the warrants. During the fourth quarter of 2019, the Company adopted ASU 2019-08, with retrospective adoption as of January 1, 2019. As a result, the amount recorded as a reduction of revenue was measured based on the grant-date fair value of the warrants. Previously, this amount was measured based on vesting date fair value with estimates of fair value determined at each financial reporting date for unvested warrant shares considered to be probable of vesting. Except for the third tranche, all existing unvested warrants are using a measurement date of January 1, 2019, the adoption date, in accordance ASU 2019-08. For the third tranche, the exercise price will be determined once the second tranche vests. The fair value will be determined at that time.

The amount of provision for common stock warrants recorded as a reduction of revenue during the three and six months ended June 30, 2020 and 2019, respectively, is shown in the table below (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Sales of fuel cell systems and related infrastructure	$(2,497)	$(243)	$(3,141)	$(515)
Services performed on fuel cell systems and related infrastructure	(466)	(97)	(724)	(206)
Power Purchase Agreements	(578)	(319)	(1,129)	(707)
Fuel delivered to customers	(824)	(358)	(1,578)	(781)
Total	$(4,365)	$(1,017)	$(6,572)	$(2,209)

Revenue, cost of revenue, gross profit (loss) and gross margin for the three and six months ended June 30, 2020 and 2019, were as follows (in thousands):

Net Revenue

Revenue – sales of fuel cell systems and related infrastructure. Revenue from sales of fuel cell systems and related infrastructure represents revenue from the sale of our fuel cells, such as GenDrive units and GenSure stationary backup power units, as well as hydrogen fueling infrastructure referred to at the site level as hydrogen installations.

Revenue from sales of fuel cell systems and related infrastructure for the three months ended June 30, 2020 increased $9.~~1~~ 0 million, or 23.4%, to $47.7 million from $38.7 million for the three months ended June 30, 2019. Included within revenue was provision for common stock warrants of $2.5 million and $0.2 million for the three months ended June 30, 2020 and 2019, respectively. The main drivers for the increase in revenue were the increase in GenDrive units recognized as revenue, change in product mix, variations in customer programs, and an increase in hydrogen installations, offset partially by the increase in the provision for common stock warrants. There were 2,683 units recognized as revenue during the three months ended June 30, 2020, compared to 1,997 for the three months ended June, 30 2019. There was hydrogen infrastructure revenue associated with five hydrogen sites during the three months ended June 30, 2020, compared to zero during the three months ended June 30, 2019.

Revenue from sales of fuel cell systems and related infrastructure for the six months ended June 30, 2020 increased $~~26.9~~27.0 million, or 65.~~2~~4%, to $68.~~1~~ 2 million from $41.3~~2~~ million for the six months ended June 30, 2019. Included within revenue was provision for common stock warrants of $3.1 million and $0.5 million for the six months ended June 30, 2020 and 2019, respectively. The main drivers for the increase in revenue were the increase in GenDrive units recognized as revenue, change in product mix, variations in customer programs, and an increase in hydrogen installations, offset partially by the increase in the provision for common stock warrants. There were 3,508 units recognized as revenue during the six months ended June 30, 2020, compared to 2,091 for the six months ended June 30, 2019. There was hydrogen infrastructure revenue associated with eight hydrogen sites during the six months ended June 30, 2020, compared to zero during the six months ended June 30, 2019.

Revenue – services performed on fuel cell systems and related infrastructure.  Revenue from services performed on fuel cell systems and related infrastructure represents revenue earned on our service and maintenance contracts and sales of spare parts. Revenue from services performed on fuel cell systems and related infrastructure for the three months ended June 30, 2020 increased $0.9 million, or 16.8%, to $6.2 million as compared to $5.3 million for the three months ended June 30, 2019. Included within revenue was provision for common stock warrants of $0.5 million and $0.1 million for the three months ended June 30, 2020 and 2019, respectively. The main drivers for the increase in revenue was additional contractual revenue associated with higher utilization of units and an increase in units under service maintenance contracts, partially offset by the increase in the provision for common stock warrants.

Revenue from services performed on fuel cell systems and related infrastructure for the six months ended June 30, 2020 increased $1.1 million, or 9.2%, to $12.8 million as compared to $11.7 million for the six months ended June 30, 2019. Included within revenue was provision for common stock warrants of $0.7 million and $0.2 million for the six months ended June 30, 2020 and 2019, respectively. The main drivers for the increase in revenue was additional contractual revenue associated with higher utilization of units and an increase in units under service maintenance contracts, partially offset by the increase in the provision for common stock warrants.

Revenue – Power Purchase Agreements.  Revenue from PPAs represents payments received from customers for power generated through the provision of equipment and service. Revenue from PPAs for the three months ended June 30, 2020 increased $0.2 million, or 3.~~8~~9%, to $6.~~7~~ 6 million from $6.~~4~~ 3 million for the three months ended June 30, 2019. Included within revenue was provision for common stock warrants of $0.6 million and $0.3 million for the three months ended June 30, 2020 and 2019, respectively. The increase in revenue from PPAs for the three months ended June 30, 2020 as compared to the three months ended June 30, 2019 was primarily attributable to the increase in units associated with PPAs, offset in part by the increase in the provision for common stock warrants.

Revenue from PPAs for the six months ended June 30, 2020 increased $0.6 million, or 5.~~0~~1%, to $13.~~2~~ 0 million from $12.~~5~~ 4 million for the six months ended June 30, 2019. Included within revenue was provision for common stock warrants of $1.1 million and $0.7 million for the six months ended June 30, 2020 and 2019, respectively. The increase in revenue from PPAs for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 was primarily attributable to the increase in units associated with PPAs, offset in part by the increase in the provision for common stock warrants.

Revenue – fuel delivered to customers. Revenue associated with fuel delivered to customers represents the sale of hydrogen to customers that has been purchased by the Company from a third party or generated on site. Revenue associated with fuel delivered to customers for the three months ended June 30, 2020 increased $0.3 million, or 4.0%, to $7.4 million from $7.1 million for the three months ended June 30, 2019. Included within revenue was provision for common stock warrants of $0.8 million and $0.4 million for the three months ended June 30, 2020 and 2019, respectively. The increase in revenue was due to an increase in the number of sites with fuel contracts in 2020, compared to 2019, and an increase in the price of fuel, partially offset by the increase in the provision for common stock warrants.

Revenue associated with fuel delivered to customers for the six months ended June 30, 2020 increased $1.0 million, or 7.6%, to $14.7 million from $13.7 million for the six months ended June 30, 2019. Included within revenue was provision for common stock warrants of $1.6 million and $0.8 million for the six months ended June 30, 2020 and 2019, respectively. The increase in revenue was due to an increase in the number of sites with fuel contracts in 2020, compared to 2019, an increase in the price of fuel, and a decrease in the provision for common stock warrants.

Cost of Revenue

Cost of revenue – sales of fuel cell systems and related infrastructure. Cost of revenue from sales of fuel cell systems and related infrastructure includes direct materials, labor costs, and allocated overhead costs related to the manufacture of our fuel cells such as GenDrive units and GenSure stationary backup power units, as well as hydrogen fueling infrastructure referred to at the site level as hydrogen installations.

Cost of revenue from sales of fuel cell systems and related infrastructure for the three months ended June 30, 2020 increased ~~45.6~~45.3%, or $10.~~5~~ 6 million, to $33.~~7~~ 9 million, compared to $23.~~1~~ 3 million for the three months ended June 30, 2019. This increase was driven by the increase in GenDrive deployment volume and increase in hydrogen installations. There were 2,683 units recognized as revenue during the three months ended June 30, 2020, compared to 1,997 for the three months ended June 30, 2019. Revenue associated with five hydrogen installations was recognized during the three months ended June 30, 2020, compared to zero during the three months ended June 30, 2019. Gross margin generated from sales of fuel cell systems and related infrastructure decreased to 29.~~5~~0% for the three months ended June 30, 2020, compared to ~~40.2~~39.7% for the three months ended June 30, 2019, primarily due to changes in product mix and customer profile mix.

Cost of revenue from sales of fuel cell systems and related infrastructure for the six months ended June 30, 2020 increased 86.~~3~~7%, or $22.~~0~~ 2 million, to $47.~~4~~ 9 million, compared to $25.~~5~~ 6 million for the six months ended June 30, 2019. This increase was driven by the increase in GenDrive deployment volume and increase in hydrogen installations. There were 3,508 units recognized as revenue during the six months ended June 30, 2020, compared to 2,091 for the six months ended June 30, 2019. Revenue associated with eight hydrogen installations was recognized during the six months ended June 30, 2020, compared to zero during the six months ended June 30, 2019. Gross margin generated from sales of fuel cell systems and related infrastructure decreased to ~~30.4~~29.8% for the six months ended June 30, 2020, compared to ~~38.3~~37.8% for the six months ended June 30, 2019, primarily due to changes in product mix and customer profile mix.

Cost of revenue – services performed on fuel cell systems and related infrastructure. Cost of revenue from services performed on fuel cell systems and related infrastructure includes the labor, material costs and allocated overhead costs incurred for our product service and hydrogen site maintenance contracts and spare parts. Cost of revenue from services performed on fuel cell systems and related infrastructure for the three months ended June 30, 2020 ~~increased~~ decreased ~~4.4~~7.3%, or $0.~~3~~ 6 million, to $~~6.5~~7.8 million, compared to $~~6.2~~8.4 million for the three months ended June 30, 2019. Gross margin increased to (~~4.1~~24.6)% for the three months ended June 30, 2020, compared to (~~16.4~~57.0)% for the three months ended June 30, 2019, primarily due to program investments targeting performance improvements, offset by incremental service costs during the quarter associated with increased usage of units at some of our primary customer sites caused by the COVID-19 pandemic.

Cost of revenue from services performed on fuel cell systems and related infrastructure for the six months ended June 30, 2020 increased ~~18.9~~19.4%, or $2.~~3~~ 9 million, to $~~14.7~~18.1 million, compared to $~~12.~~15.2~~3~~ million for the six months ended June 30, 2019. Gross margin decreased to (~~15~~42.0) % for the six months ended June 30, 2020, compared to (~~5.6~~29.9)% for the six months ended June 30, 2019 primarily due to an increase in hydrogen infrastructure sites under service contracts as well as incremental service costs during 2020 associated with increased usage of units at some of our primary customer sites caused by the COVID-19 pandemic.

Cost of revenue – Power Purchase Agreements. Cost of revenue from PPAs includes depreciation of assets utilized and service costs to fulfill PPA obligations and interest costs associated with certain financial institutions for leased equipment. Cost of revenue from PPAs for the three months ended June 30, 2020 increased ~~57.3~~64.3%, or $5.~~0~~ 7 million, to $~~13.7~~14.5 million from $8.~~7~~ 8 million for the three months ended June 30, 2019. Gross margin decreased to (~~106~~120.~~0~~5)% for the three months ended June 30, 2020, as compared to (~~35.9~~39.4)% for the three months ended June 30, 2019, primarily due to program investments targeting performance improvements, as well as incremental service costs during the quarter associated with increased usage of units at some of our primary customer sites caused by the COVID-19 pandemic.

Cost of revenue from PPAs for the six months ended June 30, 2020 increased ~~57.8~~56.9%, or $10.~~2~~ 6 million, to $~~27.9~~29.3 million from $~~17~~18.7 million for the six months ended June 30, 2019. Gross margin decreased to (~~112.5~~125.2)% for the six months ended June 30, 2020, as compared to (~~41.5~~50.9)% for the six months ended June 30, 2019, primarily due to program investments targeting performance improvements, as well as incremental service costs during the quarter associated with increased usage of units at some of our primary customer sites caused by the COVID-19 pandemic.

Cost of revenue – fuel delivered to customers. Cost of revenue from fuel delivered to customers represents the purchase of hydrogen from suppliers that ultimately is sold to customers and costs for onsite generation. Cost of revenue from fuel delivered to customers for the three months ended June 30, 2020 ~~increased~~ decreased ~~2.3~~0.6%, or $0.~~2~~ 1~~07~~ million, to $~~9.1~~11.1~~0~~ million from $~~8.9~~11.1 million for the three months ended June 30, 2019. The ~~increase~~ decrease was primarily due to improved efficiencies of existing fuel sites, offset by higher volume of hydrogen delivered to customer sites as a result of an increase in the number of hydrogen installations completed under GenKey agreements and higher fuel costs. Gross margin increased to (~~22.9~~50.2)% during the three months ended June 30, 2020, compared to (~~24.9~~57.2)% during the three months ended June 30, 2019 primarily due to an increase in the number of sites, improved efficiencies on existing hydrogen sites, decrease in cost of fuel paid to suppliers, all of which was offset by the amount of provision for common stock warrants.

Cost of revenue from fuel delivered to customers for the six months ended June 30, 2020 increased ~~7.9~~4.8%, or $1.~~3~~ 0 million, to $~~18.1~~22.3 million from $~~16.8~~21.3 million for the six months ended June 30, 2019. The increase was primarily due to higher volume of hydrogen delivered to customer sites as a result of an increase in the number of hydrogen installations completed under GenKey agreements and higher fuel costs. Gross margin ~~decreased~~ increased to (~~23.1~~51.9)% during the six months ended June 30, 2020, compared to (~~22.7~~55.8)% during the six months ended June 30, 2019, primarily due to improved efficiencies on existing hydrogen sites, offset by an increase in the amount of provision for common stock warrants. ~~The provision for common stock warrants from fuel delivered to customers for the six months ended June 30, 2020 and 2019 had a 9.7% and 4.1% negative impact on revenue, respectively, and was partly offset by improved efficiencies on existing hydrogen sites.~~

Expenses

Research and development expense. Research and development expense includes: materials to build development and prototype units, cash and non-cash compensation and benefits for the engineering and related staff, expenses for contract engineers, fees paid to consultants for services provided, materials and supplies consumed, facility related costs such as computer and network services, and other general overhead costs associated with our research and development activities.

Research and development expense for the three months ended June 30, 2020 increased $~~0.8~~1.3 million, or ~~9.2~~35.1%, to $~~9.8~~4.9 million, from $~~8.9~~3.6 million for the three months ended June 30, 2019.  The increase was primarily due to additional R&D program investments such as programs associated with improvement of fuel efficiency, GenDrive unit performance and new product development such as on-road delivery trucks, drone applications, and increase in headcount.

Research and development expense for the six months ended June 30, 2020 increased $3.~~9~~ 0 million, or ~~23.7~~45.9%, to $~~20.2~~9.6 million, from $~~16.~~6.6~~3~~ million for the six months ended June 30, 2019.  The increase was primarily due to additional R&D program investments such as programs associated with improvement of fuel efficiency, GenDrive unit performance and new product development such as on-road delivery trucks, drone applications, and increase in headcount.

Selling, general and administrative expenses. Selling, general and administrative expenses includes cash and non-cash compensation, benefits, amortization of intangible assets and related costs in support of our general corporate functions, including general management, finance and accounting, human resources, selling and marketing, information technology and legal services.

Selling, general and administrative expenses for the three months ended June 30, 2020, increased $8.0 million, or ~~58.9~~59.0%, to $21.~~7~~ 6 million from $13.6 million for the three months ended June 30, 2019. This increase was primarily related to acquisition and debt restructuring charges in addition to increases in salaries, employee bonuses, stock-based compensation and headcount.

Selling, general and administrative expenses for the six months ended June 30, 2020, increased $9.~~7~~ 9 million, or ~~42~~43.4%, to $32.7 million from $~~23.0~~22.8 million for the six months ended June 30, 2019. This increase was primarily related to acquisition and debt restructuring charges in addition to increases in salaries, employee bonuses, stock-based compensation and headcount.

Interest and other expense, net. Interest and other expense, net consists of interest and other expenses related to our long-term debt, convertible senior notes, obligations under finance leases and our finance obligations, as well as foreign currency exchange losses, offset by interest and other income consisting primarily of interest earned on our cash and cash equivalents, restricted cash, foreign currency exchange gains and other income. Since June 30, 2019, the Company assumed approximately $120.0 million of additional long-term debt at 12% interest (which interest was reduced to 9.5% on May 6, 2020), issued a 7.5% Convertible Senior Note at 7.5% interest, issued $212.5 million convertible senior notes at 3.75% interest, and entered into additional sale/leaseback finance obligation arrangements.

Net interest and other expense for the three months ended June 30, 2020 increased $5.~~3~~ 5 million, or ~~67.9~~69.0%, as compared to the three months ended June 30, 2019. This increase was attributable to an increase in finance obligations, long-term debt and the issuance of the convertible senior note, as mentioned above.

Net interest and other expense for the six months ended June 30, 2020 increased $8.~~6~~ 9 million, or ~~52.9~~54.1%, as compared to the six months ended June 30, 2019. This increase was attributable to an increase in finance obligations, long-term debt and the issuance of the convertible senior note, as mentioned above.

Common Stock Warrant Liability

The Company accounts for common stock warrants as common stock warrant liability with changes in the fair value reflected in the unaudited interim condensed consolidated statement of operations as change in the fair value of common stock warrant liability.

All remaining common stock warrants were fully exercised in the fourth quarter of 2019. As such, there was no change in fair value as of June 30, 2020.

Gain on Extinguishment of Debt

Gain on Extinguishment of Debt. In May 2020, the Company used a portion of the net proceeds from the issuance of the 3.75% Convertible Senior Notes to repurchase approximately $66.3 million of the 5.5% Convertible Senior Notes which resulted in a $13.2 million gain on early debt extinguishment.

Income Tax

The Company recognized an income tax benefit for the three and six months ended June 30, 2020 of $12.4 million as a result of the intraperiod tax allocation rules under ASC Topic 740-20, Intraperiod Tax Allocation, under which the Company recognized a benefit for current losses as a result of an entry to additional paid-in capital related to the issuance of the 3.75% Convertible Senior Notes. In addition, the Company recorded $6.1 million of income tax benefit related to net deferred tax liabilities recorded in connection with the acquisition of Giner ELX and the resulting release of $5.2 million of valuation allowances. The Company has not changed its overall conclusion with respect to the need for a valuation allowance against its net deferred tax assets, which remain fully reserved.

Liquidity and Capital Resources

Liquidity

Our cash requirements relate primarily to working capital needed to operate and grow our business, including funding operating expenses, growth in inventory to support both shipments of new units and servicing the installed base, growth in equipment leased to customers under long-term arrangements, funding the growth in our GenKey “turn-key” solution, which includes the installation of our customers’ hydrogen infrastructure as well as production and delivery of the hydrogen fuel, continued development and expansion of our products, payment of lease/financing obligations under sale/leaseback financings, and the repayment or refinancing of our long-term debt. Our ability to achieve profitability and meet future liquidity needs and capital requirements will depend upon numerous factors, including the timing and quantity of product orders and shipments; attaining and expanding positive gross margins across all product lines; the timing and amount of our operating expenses; the timing and costs of working capital needs; the timing and costs of developing marketing and distribution channels; the ability of our customers to obtain financing to support commercial transactions; our ability to obtain financing arrangements to support the sale or leasing of our products and services to customers and to repay or refinance our long-term debt, and the terms of such agreements that may require us to pledge or restrict substantial amounts of our cash to support these financing arrangements; the timing and costs of developing marketing and distribution channels; the timing and costs of product service requirements; the timing and costs of hiring and training product staff; the timing and costs of product development and introductions; the extent of our ongoing and new research and development programs; and changes in our strategy or our planned activities. If we are unable to fund our operations with positive cash flows and cannot obtain external financing, we may not be able to sustain future operations. As a result, we may be required to delay, reduce and/or cease our operations and/or seek bankruptcy protection.

We have experienced and continue to experience negative cash flows from operations and net losses. The Company incurred net losses attributable to common stockholders of $46.~~2~~ 9~~8~~ million and $~~49.1~~47.9 million for the six months ended June 30, 2020 and 2019, respectively, and had an accumulated deficit of $1.4 billion at June 30, 2020.

We have historically funded our operations primarily through public and private offerings of equity and debt, as well as short-term borrowings, long-term debt and project financings. The Company believes that its current working capital and cash anticipated to be generated from future operations, as well as borrowings from lending and project financing sources and proceeds from equity and debt offerings, including our at-the-market offering, will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. There is no guarantee that future funding will be available if and when required or at terms acceptable to the Company. This projection is based on our current expectations regarding new project financing and product sales and service, cost structure, cash burn rate and other operating assumptions.

During the six months ended June 30, 2020, net cash used in operating activities was $111.~~2~~ 9 million, consisting primarily of a net loss attributable to the Company of $46.8~~1~~ million, and net outflows from fluctuations in working capital and other assets and liabilities of $61.9~~1~~ million. The changes in working capital primarily were related to increases in various current asset and liability accounts. As of June 30, 2020, we had cash and cash equivalents of $152.5 million and net working capital of $207.3~~186.3~~ million. By comparison, at December 31, 2019, we had cash and cash equivalents of $139.5 million and net working capital of $179.7~~62.5~~ million.

Net cash used in investing activities for the six months ended June 30, 2020 totaled $56.6 million and included net cash paid for acquisitions, purchases of property, plant and equipment, and outflows associated with materials, labor, and overhead necessary to construct new leased property. Cash outflows related to equipment that we lease directly to customers are included in net cash used in investing activities.

Net cash provided by financing activities for the six months ended June 30, 2020 totaled $~~181.6~~182.2 million and primarily resulted from the issuance of convertible senior notes, and proceeds from borrowing on long-term debt, offset by the repurchase of convertible senior notes and related capped calls.

Public and Private Offerings of Equity and Debt

Common Stock Issuances

On April 13, 2020, the Company entered into an At Market Issuance Sales Agreement (ATM), with B. Riley FBR, Inc., as sales agent, or FBR, pursuant to which the Company may offer and sell, from time to time through FBR, shares of Company common stock having an aggregate offering price of up to $75.0 million. As of the date of this filing, the Company did not issue any shares of common stock pursuant to the ATM.

In the second quarter of 2019, the Company issued 2.1 million shares of common stock pursuant to an ATM entered into with FBR, as sales agent, on April 3, 2017, resulting in net proceeds of $5.5 million. There were no sales under the ATM in the first quarter of 2019.

In December 2019, the Company issued and sold in a registered public offering an aggregate of 46 million shares of its common stock at a purchase price of $2.75 per share for net proceeds of approximately $120.4 million.

In March 2019, the Company issued and sold in a registered direct offering an aggregate of 10 million shares of its common stock at a purchase price of $2.35 per share for net proceeds of approximately $23.5 million.

Convertible Senior Notes

In May 2020, the Company issued $212.8 million in aggregate principal amount of 3.75% convertible senior notes due 2025, which we refer to herein as the 3.75% Convertible Senior Notes. The total net proceeds from this offering, after deducting costs of the issuance, were $205.1 million. The Company used $90.2 million of the net proceeds from the offering of the 3.75% Convertible Senior Notes to repurchase $66.3 million of the $100 million in aggregate principal amount of 5.5% Convertible Senior Notes due 2023, which we refer to herein as the 5.5% Convertible Senior Notes. In addition, the Company used approximately $15.3 million of the net proceeds from the offering of the 3.75% Convertible Senior Notes to enter into privately negotiated capped called transactions.

In September 2019, the Company issued a $40.0 million in aggregate principal amount of 7.5% convertible senior note due 2023, which we refer to herein as the 7.5% Convertible Senior Note. The Company’s total obligation, net of interest accretion, due to the holder was $48.0 million. The total net proceeds from this offering, after deducting costs of the issuance, were $39.1 million. As of June 30, 2020, the outstanding balance of the note, net of related discount and issuance costs, was $41.0 million. On July 1, 2020, the note automatically converted fully into 16.0 million shares of common stock.

Operating and Finance Leases

The Company enters into sale/leaseback agreements with various financial institutions to facilitate the Company’s commercial transactions with key customers. The Company sells certain fuel cell systems and hydrogen infrastructure to the financial institutions and leases the equipment back to support certain customer locations and to fulfill its varied Power Purchase Agreements (PPAs). Transactions completed under the sale/leaseback arrangements are generally accounted for as operating leases and therefore the sales of the fuel cell systems and hydrogen infrastructure are recognized as revenue. In connection with certain sale/leaseback transactions, the financial institutions require the Company to maintain cash balances in restricted accounts securing the Company’s finance obligations. Cash received from customers under the PPAs is used to make payments against the Company’s finance obligations. As the Company performs under these agreements, the required restricted cash balances are released, according to a set schedule. The total remaining lease payments to financial institutions under these agreements at June 30, 2020 was $293.7 million, $233.8 million of which were secured with restricted cash, security deposits backing letters of credit, and pledged service escrows.

The Company has varied master lease agreements with Wells Fargo Equipment Finance, Inc., or Wells Fargo, to finance the Company’s commercial transactions with various customers. The Wells Fargo lease agreements were entered into during 2017, 2018, and 2019. No sale/leaseback transactions were entered with Wells Fargo during the six months ended June 30, 2020. Pursuant to the lease agreements, the Company sells fuel cell systems and hydrogen infrastructure to Wells Fargo and then leases them back and operates them at Walmart sites. The Company has a customer guarantee for a large portion of the transactions entered into in connection with such lease agreements. The Wells Fargo lease agreements required letters of credit for the unguaranteed portion totaling $50.6 million as of June 30, 2020. The total remaining lease liabilities owed to Wells Fargo were $103.2 million at June 30, 2020.

Over recent years, including in 2019, the Company has entered into master lease agreements with multiple institutions such as Key Equipment Finance (KeyBank), SunTrust Equipment Finance & Lease Corp. (now known as Truist Bank), and First American Bancorp, Inc. (First American). In the first half of 2020, the Company entered into additional lease agreements with KeyBank, First American and Truist Bank. Similar to the Wells Fargo lease agreements, the primary purpose of these agreements is to finance commercial transactions with varied customers. Most of the transactions with these financial institutions required cash collateral for the unguaranteed portions totaling $172.3 million as of June 30, 2020. Similar to the Wells Fargo lease agreements, in many cases the Company has a customer guarantee for a large portion of the transactions. The total remaining lease liabilities owed to these financial institutions were $190.5 million at June 30, 2020.

Restricted Cash

As security for the above noted sale/leaseback agreements, cash of $131.1 million was required to be restricted as of June 30, 2020, which restricted cash will be released over the lease term. As of June 30, 2020, the Company also had letters of credit backed by security deposits totaling $98.2 million for the above noted sale/leaseback agreements.

In addition, as of June 30, 2020, the Company also had letters of credit in the aggregate amount of $0.5 million associated with a finance obligation from the sale/leaseback of its building. We consider cash collateralizing this letter of credit as restricted cash.

Secured Debt

In March 2019, the Company, and its subsidiaries Emerging Power Inc. and Emergent Power Inc., entered into a loan and security agreement, as amended (the Loan Agreement), with Generate Lending, LLC (Generate Capital), providing for a secured term loan facility in the amount of $100.0 million (the Term Loan Facility). The Company borrowed $85.0 million under the Loan Agreement on the date of closing and borrowed an additional $15.0 million in April 2019 and $20 million in November 2019. A portion of the initial proceeds of the loan was used to pay in full the Company’s long-term debt with NY Green Bank, a Division of the New York State Energy Research & Development Authority, including accrued interest of $17.6 million (the Green Bank Loan), and terminate approximately $50.3 million of certain equipment leases with Generate Plug Power SLB II, LLC and repurchase the associated leased equipment. In connection with this transaction, the Company recognized a loss on extinguishment of debt of approximately $0.5 million during the six months ended June 30, 2019. This loss was recorded in interest and other expenses, net in the Company’s unaudited interim condensed consolidated statement of operations. Additionally, $1.7 million was paid to an escrow account related to additional fees due in connection with the Green Bank Loan if the Company does not meet certain New York State employment and fuel cell deployment targets by March 2021. Amount escrowed is recorded in long-term other assets on the Company’s unaudited interim condensed consolidated balance sheets as of June 30, 2020. The Company presently expects to meet the targets as required under the arrangement.

Additionally, on May 6, 2020, the Company and its subsidiaries, Emerging Power, Inc. and Emergent Power, Inc., entered into a Fifth Amendment (the Amendment) to the Loan Agreement and Security Agreement, dated as of March 29, 2019, as amended (the Loan Agreement) with Generate Lending, LLC (Generate Capital). The Amendment amends the Loan Agreement to, among other things, (i) provide for an incremental term loan in the amount of $50.0 million, (ii) provide for additional, uncommitted incremental term loans in an aggregate amount not to exceed $50.0 million, which may become available to the Company in Generate Capital’s sole discretion, (iii) reduce the interest rate on all loans to 9.50% from 12.00% per annum, and (iv) extend the maturity date to October 31, 2025 from October 6, 2022. The $50 million incremental term loan has been fully funded. In connection with the restructuring, the Company capitalized $1.0 million of origination fees and expensed $300 thousand in legal fees.

On June 30, 2020, the outstanding balance under the Term Loan Facility was $141.2 million with a 9.5% interest rate. On July 10, 2020 the Company borrowed an additional $25.0 million, under the amended Loan Agreement.

The Loan Agreement includes covenants, limitations, and events of default customary for similar facilities. Interest and a portion of the principal amount is payable on a quarterly basis. Principal payments will be funded in part by releases of restricted cash, as described in Note 16, Commitments and Contingencies. Based on the amortization schedule as of June 30, 2020, the outstanding balance of $141.2 million under the Term Loan Facility will be fully paid by March 31, 2024. If addition term loans are funded, the entire then-outstanding principal balance of the Term Loan Facility, together with all accrued and unpaid interest, will be due and payable on the maturity date of October 31, 2025.

All obligations under the Loan Agreement are unconditionally guaranteed by Emerging Power Inc. and Emergent Power Inc.  The Term Loan Facility is secured by substantially all of the Company’s and the guarantor subsidiaries’ assets, including, among other assets, all intellectual property, all securities in domestic subsidiaries and 65% of the securities in foreign subsidiaries, subject to certain exceptions and exclusions.

The Loan Agreement contains covenants, including, among others, (i) the provision of annual and quarterly financial statements, management rights and insurance policies and (ii) restrictions on incurring debt, granting liens, making acquisitions, making loans, paying dividends, dissolving, and entering into leases and asset sales and (iii) compliance with a collateral coverage covenant. The Loan Agreement also provides for events of default, including, among others, payment, bankruptcy, covenant, representation and warranty, change of control, judgment and material adverse effect defaults at the discretion of the lender. As of June 30, 2020, the Company was in compliance with all the covenants.

The Loan Agreement provides that if there is an event of default due to the Company’s insolvency or if the Company fails to perform in any material respect the servicing requirements for fuel cell systems under certain customer agreements, which failure would entitle the customer to terminate such customer agreement, replace the Company or withhold the payment of any material amount to the Company under such customer agreement, then Generate Capital has the right to cause Proton Services Inc., a wholly owned subsidiary of the Company, to replace the Company in performing the maintenance services under such customer agreement.

As of June 30, 2020, the Term Loan Facility requires the principal balance at the end of each of the following years amortization not to exceed the following (in thousands):

December 31, 2020	$125,687
December 31, 2021	89,301
December 31, 2022	51,478
December 31, 2023	16,863
December 31, 2024	—

As of August 10, 2020, the Term Loan Facility, given the incremental borrowing subsequent to June 30, 2020, as described above, requires the principal balance at the end of each of the following years amortization not to exceed the following (in thousands):

December 31, 2020	$139,017
December 31, 2021	102,317
December 31, 2022	68,321
December 31, 2023	37,920
December 31, 2024	8,692
December 31, 2025	—

Several key indicators of liquidity are summarized in the following table (in thousands):

	Six months	Year
	ended or at	ended or at
	June 30, 2020	December 31, 2019
Cash and cash equivalents at end of period	$152,492	$139,496
Restricted cash at end of period	230,761	230,004
Working capital at end of period	 ~~186,301~~207,341	162,549
Net loss attributable to common stockholders	 ~~46,154~~46,859	85,517
Net cash used in operating activities	(111,891~~247~~)	(51,522)
Net cash used in investing activities	(56,551)	(14,244)
Net cash provided by financing activities	182,219~~1,565~~	325,060

3.75% Convertible Senior Notes

On May 18, 2020, the Company issued $200.0 million in aggregate principal amount of 3.75% Convertible Senior Notes due June 1, 2025, which is referred to herein as the 3.75% Convertible Senior Notes, in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. On May 29, 2020, the Company issued an additional $12.5 million in aggregate principal amount of 3.75% Convertible Senior Notes.

The 3.75% Convertible Senior Notes bear interest at a rate of 3.75% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The notes will mature on June 1, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.

The 3.75% Convertible Senior Notes are senior, unsecured obligations of the Company and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment to any of the Company’s existing and future liabilities that are not so subordinated, including the Company’s $100 million in aggregate principal amount of 5.5% Convertible Senior Notes due 2023, which is referred to herein as the 5.5% Convertible Senior Notes, effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to all indebtedness and other liabilities, including trade payables, of its current or future subsidiaries.

Holders of the 3.75% Convertible Senior Notes may convert their notes at their option at any time prior to the close of the business day immediately preceding December 1, 2024 in the following circumstances:

1)	during any calendar quarter commencing after September 30, 2020, if the last reported sale price of the Company’s common stock exceeds 130% of the conversion price for each of at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

2)	during the five business days after any five consecutive trading day period (such five consecutive trading day period, the measurement period) in which the trading price per $1,000 principal amount of the 3.75% Convertible Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate on each such trading day;

3)	if the Company calls any or all of the 3.75% Convertible Senior Notes for redemption, any such notes that have been called for redemption may be converted at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

4)	upon the occurrence of specified corporate events, as described in the indenture governing the 3.75% Convertible Senior Notes.

On or after December 1, 2024, the holders of the 3.75% Convertible Senior Notes may convert all or any portion of their notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

The initial conversion rate for the 3.75% Convertible Senior Notes will be 198.6196 shares of the Company’s common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $5.03 per share of the Company’s common stock, subject to adjustment upon the occurrence of specified events. Upon conversion, the Company will pay or deliver, as applicable, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, at the Company’s election.

In addition, following certain corporate events or following issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or convert its notes called for redemption during the related redemption period in certain circumstances.

The 3.75% Convertible Senior Notes will be redeemable, in whole or in part, at the Company’s option at any time, and from time to time, on or after June 5, 2023 and before the 41st scheduled trading day immediately before the maturity date, at a cash redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including at least one of the three trading days immediately preceding the date the Company sends the related redemption notice, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company sends such redemption notice.

If the Company undergoes a “fundamental change” (as defined in the Indenture), holders may require the Company to repurchase their notes for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, to, but excluding, the fundamental change repurchase date.

In accounting for the issuance of the 3.75% Convertible Senior Notes, the Company separated the notes into liability and equity components. The initial carrying amount of the liability component of approximately $75.2 million, net of costs incurred, was calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component of approximately $130.3 million, net of costs incurred, representing the conversion option, was determined by deducting the fair value of the liability component from the par value of the 3.75% Convertible Senior Notes. The difference between the principal amount of the 3.75% Convertible Senior Notes and the liability component (the debt discount) is amortized to interest expense using the effective interest method over the term of the 3.75% Convertible Senior Notes. The effective interest rate is approximately 29.0%. The equity component of the 3.75% Convertible Senior Notes is included in additional paid-in capital in the unaudited interim condensed consolidated balance sheets and is not remeasured as long as it continues to meet the conditions for equity classification.

We incurred transaction costs related to the issuance of the 3.75% Convertible Senior Notes of approximately $7.0 million, consisting of initial purchasers’ discount of approximately $6.4 million and other issuance costs of $0.6 million. In accounting for the transaction costs, we allocated the total amount incurred to the liability and equity components using the same proportions as the proceeds from the 3.75% Convertible Senior Notes. Transaction costs attributable to the liability component were approximately $2.6 million, were recorded as debt issuance cost (presented as contra debt in the unaudited interim condensed consolidated balance sheets) and are being amortized to interest expense over the term of the 3.75% Convertible Senior Notes. The transaction costs attributable to the equity component were approximately $4.4 million and were netted with the equity component in stockholders’ equity.

The 3.75% Convertible Senior Notes consisted of the following (in thousands):

June 30,
2020
Principal amounts:
Principal	$212,463
Unamortized debt discount (1)	(133,321)
Unamortized debt issuance costs (1)	(2,517)
Net carrying amount	$76,625
Carrying amount of the equity component (2)	$130,249

1)	Included in the unaudited interim condensed consolidated balance sheets within the 3.75% Convertible Senior Notes, net and amortized over the remaining life of the notes using the effective interest rate method.

2)	Included in the unaudited interim condensed consolidated balance sheets within additional paid-in capital, net of $4.4 million in equity issuance costs and associated income tax benefit of $12.4 million.

Based on the closing price of the Company’s common stock of $8.21 on June 30, 2020, the if-converted value of the notes was greater than the principal amount. The estimated fair value of the note at June 30, 2020 was approximately $339.0 million. The Company utilized a Monte Carlo simulation model to estimate the fair value of the convertible debt. The simulation model is designed to capture the potential settlement features of the convertible debt, in conjunction with simulated changes in the Company’s stock price over the term of the note, incorporating a volatility assumption of 75%. This is considered a Level 3 fair value measurement.

Capped Call

In conjunction with the pricing of the 3.75% Convertible Senior Notes, the Company entered into privately negotiated capped call transactions ($200 million Notes Capped Call) with certain counterparties at a price of $16.2 million. The 3.75% Notes Capped Call cover, subject to anti-dilution adjustments, the aggregate number of shares of the Company’s common stock that underlie the initial 3.75% Convertible Senior Notes and is generally expected to reduce potential dilution to the Company’s common stock upon any conversion of the 3.75% Convertible Senior Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. The cap price of the 3.75% Notes Capped Call is initially $6.7560 per share, which represents a premium of approximately 60% over the last then-reported sale price of the Company’s common stock of $4.11 per share on the date of the transaction and is subject to certain adjustments under the terms of the 3.75% Notes Capped Call. The 3.75% Notes Capped Call becomes exercisable if the conversion option is exercised.

The net cost incurred in connection with the 3.75% Notes Capped Call has been recorded as a reduction to additional paid-in capital in the unaudited interim condensed consolidated balance sheet

7.5% Convertible Senior Note

In September 2019, the Company issued $40.0 million aggregate principal amount of 7.5% Convertible Senior Note due on January 5, 2023, which is referred to herein as the 7.5% Convertible Senior Note, in exchange for net proceeds of $39.1 million, in a private placement to an accredited investor pursuant to Rule 144A under the Securities Act . There are no required principal payments prior to maturity of the 7.5% Convertible Senior Note. Upon maturity of the 7.5% Convertible Senior Note, the Company is required to repay 120% of $40.0 million, or $48.0 million. The 7.5% Convertible Senior Note bears interest at 7.5% per annum, payable quarterly in arrears on January 5, April 5, July 5 and October 5 of each year beginning on October 5, 2019 and will mature on January 5, 2023 unless earlier converted or repurchased in accordance with its terms. The 7.5% Convertible Senior Note is unsecured and does not contain any financial covenants or any restrictions on the payment of dividends, or the issuance or repurchase of common stock by the Company.

The 7.5% Convertible Senior Note has an initial conversion rate of 387.5969, which is subject to adjustment in certain events. The initial conversion rate is equivalent to an initial conversion price of approximately $2.58 per share of common stock. The holder of the 7.5% Convertible Senior Note may convert at its option at any time until the close of business on the second scheduled trading day immediately prior to the maturity date for shares of the Company’s common stock, subject to certain limitations. In addition, the 7.5% Convertible Senior Note will be automatically converted if (1) the daily volume-weighted average price per share of common stock exceeds 175% of the conversion price (as described above) on each of the 20 consecutive VWAP trading days (as defined in the note) beginning after the issue date of the 7.5% Convertible Senior Note and (2) certain equity conditions (as defined in the note) are satisfied. Only if both criteria are met is the note automatically converted. Upon either the voluntary or automatic conversion of the 7.5% Convertible Senior Note, the Company will deliver shares of common stock based on (1) the then-effective conversion rate and (2) the original principal amount of $40.0 million and not the maturity principal amount of $48.0 million. The 7.5% Convertible Senior Note does not allow cash settlement (entirely or partially) upon conversion. As such, the Company uses the if-converted method for calculating any potential dilutive effect of the conversion option on diluted earnings per share.

The Company concluded the conversion features did not require bifurcation. Specifically, while the Company determined that (i) the conversion features were not clearly and closely related to the host contracts, (ii) the 7.5% Convertible Senior Note (i.e., hybrid instrument) is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (iii) the conversion features, if freestanding, would meet the definition of a derivative, the Company concluded such conversion features meet the equity scope exception, and therefore, the conversion features are not required to be bifurcated from the 7.5% Convertible Senior Note.

If the Company undergoes a fundamental change prior to the maturity date, subject to certain limitations, the holder may require the Company to repurchase for cash all or a portion of the 7.5% Convertible Senior Note at a cash repurchase price equal to any accrued and unpaid interest on the note (or portion thereof), plus the greater of (1) 115% of the maturity principal amount of $48.0 million (or portion thereof) and (2) 110% of the product of (i) the conversion rate in effect as of the trading day immediately preceding the date of such fundamental change; (ii) the principal amount of the $40.0 million 7.5% Convertible Senior Note to be repurchased divided by $1,000; and (iii) the average of the daily volume-weighted average price per share of the Company’s common stock over the five consecutive VWAP trading days immediately before the effective date of such fundamental change.

In addition, with the consent of the holder of the note, subject to certain limitations, the Company may redeem all or any portion of the 7.5% Convertible Senior Note, at the Company’s option, at a cash redemption price equal to any accrued and unpaid interest on the note (or portion thereof), plus the greater of (1) 105% of the maturity principal amount of $48.0 million (or portion thereof); and (2) 115% of the product of (i) the conversion rate in effect as of the trading day immediately preceding the related redemption date; (ii) the principal amount of the 7.5% Convertible Senior Note to be redeemed divided by $1,000; and (iii) the arithmetic average of the daily volume-weighted average price per share of common stock over the five consecutive VWAP trading days immediately before the related redemption date.

While the Company concluded the fundamental change redemption option represents an embedded derivative, the Company concluded the value of the embedded derivative to be immaterial given the likelihood of the occurrence of a fundamental change was deemed to be remote. As related to the call option, the Company concluded the call option was clearly and closely related to the host contract, and therefore, did not meet the definition of an embedded derivative.

The Company concluded the total debt discount at issuance of the 7.5% Convertible Senior Note equaled approximately $8.0 million. This debt discount was attributed to the fact that upon maturity, the Company is required to repay 120% of $40.0 million, or $48.0 million. In addition, the related debt issuance costs were $1.0 million. The debt discount was recorded as debt issuance cost (presented as contra debt in the unaudited interim condensed consolidated balance sheets) and is being amortized to interest expense over the term of the 7.5% Convertible Senior Note using the effective interest rate method.

The 7.5% Convertible Senior Note consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Principal amounts:
Principal at maturity	$48,000	$48,000
Unamortized debt discount	(6,200)	(7,400)
Unamortized debt issuance costs	(812)	(969)
Net carrying amount	$40,988	$39,631

Based on the closing price of the Company’s common stock of $8.21 on June 30, 2020, the if-converted value of the 7.5% Convertible Senior Note was greater than the principal amount. The estimated fair value of the 7.5% Convertible Senior Note at June 30, 2020 and December 31, 2019 was approximately $131.4 million and $53.5 million, respectively. The Company utilized a Monte Carlo simulation model to estimate the fair value of the convertible debt. The simulation model is designed to capture the potential settlement features of the convertible debt, in conjunction with simulated changes in the Company’s stock price over the term of the 7.5% Convertible Senior Note, incorporating a volatility assumption of 75%. This is considered a Level 3 fair value measurement.

On July 1, 2020, the 7.5% Convertible Senior Note automatically converted into 16.0 million shares of common stock.

5.5% Convertible Senior Notes

In March 2018, the Company issued $100.0 million in aggregate principal amount of 5.5% Convertible Senior Notes due on March 15, 2023, which is referred to herein as the 5.5% Convertible Senior Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

In May 2020, the Company used a portion of the net proceeds from the issuance of the 3.75% Convertible Senior Notes to finance the cash portion of the partial repurchase of the 5.5% Convertible Senior Notes, which consisted of a repurchase of approximately $66.3 million in aggregate principal amount of the 5.5% Convertible Senior Notes in privately-negotiated transactions for aggregate consideration of $128.9 million, consisting of approximately $90.2 million in cash and approximately 9.4 million shares of the Company’s common stock. Of the $128.9 million in aggregate consideration, $35.5 million and $93.4 million were allocated to the debt and equity components, respectively, utilizing an effective discount rate of 29.8% to determine the fair value of the liability component. As of the repurchase date, the carrying value of the 5.5% Convertible Senior Notes that were repurchased, net of unamortized debt discount and issuance costs, was $48.7 million. The partial repurchase of the 5.5% Convertible Senior Notes resulted in a $13.2 million gain on early debt extinguishment. As of June 30, 2020, approximately $33.7 million aggregate principal amount of the 5.5% Convertible Senior Notes remained outstanding.

At issuance in March 2018, the total net proceeds from the 5.5% Convertible Senior Notes were as follows:

Amount
(in thousands)
Principal amount	$100,000
Less initial purchasers’ discount	(3,250)
Less cost of related capped call and common stock forward	(43,500)
Less other issuance costs	(894)
Net proceeds	$52,356

The 5.5% Convertible Senior Notes bear interest at 5.5%, payable semi-annually in cash on March 15 and September 15 of each year. The 5.5% Convertible Senior Notes will mature on March 15, 2023, unless earlier converted or repurchased in accordance with their terms. The 5.5% Convertible Senior Notes are unsecured and do not contain any financial covenants or any restrictions on the payment of dividends, or the issuance or repurchase of common stock by the Company.

Each $1,000 principal amount of the 5.5% Convertible Senior Notes is convertible into 436.3002 shares of the Company’s common stock, which is equivalent to a conversion price of approximately $2.29 per share, subject to adjustment upon the occurrence of specified events.  Holders of these 5.5% Convertible Senior Notes may convert their 5.5% Convertible Senior Notes at their option at any time prior to the close of the last business day immediately preceding September 15, 2022, only under the following circumstances:

1)	during any calendar quarter (and only during such calendar quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

2)	during the five business day period after any five consecutive trading day period (the measurement period) in which the trading price (as defined in the indenture governing the 5.5% Convertible Senior Notes) per $1,000 principal amount of 5.5% Convertible Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate for the 5.5% Convertible Senior Notes on each such trading day;

3)	if the Company calls any or all of the 5.5% Convertible Senior Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

4)	upon the occurrence of certain specified corporate events, such as a beneficial owner acquiring more than 50% of the total voting power of the Company’s common stock, recapitalization of the Company, dissolution or liquidation of the Company, or the Company’s common stock ceases to be listed on an active market exchange.

On or after September 15, 2022, holders may convert all or any portion of their 5.5% Convertible Senior Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Upon conversion of the 5.5% Convertible Senior Notes, the Company will pay or deliver, as the case may be, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, at the Company’s election. While the Company plans to settle the principal amount of the 5.5% Convertible Senior Notes in cash subject to available funding at time of settlement, we currently use the if-converted method for calculating any potential dilutive effect of the conversion option on diluted net income per share, subject to meeting the criteria for using the treasury stock method in future periods.

The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued or unpaid interest. Holders who convert their 5.5% Convertible Senior Notes in connection with certain corporate events that constitute a “make-whole fundamental change” per the indenture governing the 5.5% Convertible Senior Notes or in connection with a redemption will be, under certain circumstances, entitled to an increase in the conversion rate. In addition, if the Company undergoes a fundamental change prior to the maturity date, holders may require the Company to repurchase for cash all or a portion of its 5.5% Convertible Senior Notes at a repurchase price equal to 100% of the principal amount of the repurchased 5.5% Convertible Senior Notes, plus accrued and unpaid interest.

The Company may not redeem the 5.5% Convertible Senior Notes prior to March 20, 2021. The Company may redeem for cash all or any portion of the 5.5% Convertible Senior Notes, at the Company’s option, on or after March 20, 2021 if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including at least one of the three trading days immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 5.5% Convertible Senior Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

In accounting for the issuance of the notes, the Company separated the 5.5% Convertible Senior Notes into liability and equity components. The initial carrying amount of the liability component of approximately $58.2 million, net of costs incurred, was calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component of approximately $37.7 million, net of costs incurred, representing the conversion option, was determined by deducting the fair value of the liability component from the par value of the 5.5% Convertible Senior Notes. The difference between the principal amount of the 5.5% Convertible Senior Notes and the liability component (the debt discount) is amortized to interest expense using the effective interest method over the term of the 5.5% Convertible Senior Notes. The effective interest rate is approximately 16.0%. The equity component of the 5.5% Convertible Senior Notes is included in additional paid-in capital in the unaudited interim condensed consolidated balance sheets and is not remeasured as long as it continues to meet the conditions for equity classification.

We incurred transaction costs related to the issuance of the 5.5% Convertible Senior Notes of approximately $4.1 million, consisting of initial purchasers’ discount of approximately $3.3 million and other issuance costs of $0.9 million. In accounting for the transaction costs, we allocated the total amount incurred to the liability and equity components using the same proportions as the proceeds from the 5.5% Convertible Senior Notes. Transaction costs attributable to the liability component were approximately $2.4 million, were recorded as debt issuance cost (presented as contra debt in the unaudited interim condensed consolidated balance sheets) and are being amortized to interest expense over the term of the 5.5% Convertible Senior Notes. The transaction costs attributable to the equity component were approximately $1.7 million and were netted with the equity component in stockholders’ equity.

The 5.5% Convertible Senior Notes consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Principal amounts:
Principal	$33,660	$100,000
Unamortized debt discount (1)	(8,126)	(27,818)
Unamortized debt issuance costs (1)	(443)	(1,567)
Net carrying amount	$25,091	$70,615
Carrying amount of the equity component (2)	$—	$37,702

1)	Included in the unaudited interim condensed consolidated balance sheets within the 5.5% Convertible Senior Notes, net and amortized over the remaining life of the 5.5% Convertible Senior Notes using the effective interest rate method.

2)	Included in the unaudited interim condensed consolidated balance sheets within additional paid-in capital, net of $1.7 million in equity issuance costs and associated income tax benefit of $9.2 million, at December 31, 2019.

Based on the closing price of the Company’s common stock of $8.21 on June 30, 2020, the if-converted value of the 5.5% Convertible Senior Notes was greater than the principal amount. The estimated fair value of the 5.5% Convertible Senior Notes at June 30, 2020 and December 31, 2019 was approximately $120.9 million and $135.3 million, respectively. The Company utilized a Monte Carlo simulation model to estimate the fair value of the convertible debt. The simulation model is designed to capture the potential settlement features of the convertible debt, in conjunction with simulated changes in the Company’s stock price over the term of the 5.5% Convertible Senior Notes, incorporating a volatility assumption of 75%. This is considered a Level 3 fair value measurement.

Capped Call

In conjunction with the pricing of the 5.5% Convertible Senior Notes, the Company entered into privately negotiated capped call transactions (5.5% Notes Capped Call) with certain counterparties at a price of $16.0 million. The 5.5% Notes Capped Call cover, subject to anti-dilution adjustments, the aggregate number of shares of the Company’s common stock that underlie the initial 5.5% Convertible Senior Notes and is generally expected to reduce the potential dilution to the Company’s common stock upon any conversion of the 5.5% Convertible Senior Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted 5.5% Convertible Senior Notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. The cap price of the 5.5% Notes Capped Call is initially $3.82 per share, which represents a premium of 100% over the last then-reported sale price of the Company’s common stock of $1.91 per share on the date of the transaction and is subject to certain adjustments under the terms of the 5.5% Notes Capped Call. The 5.5% Notes Capped Call becomes exercisable if the conversion option is exercised.

The net cost incurred in connection with the 5.5% Notes Capped Call has been recorded as a reduction to additional paid-in capital in the unaudited interim condensed consolidated balance sheets.

In conjunction with the partial repurchase of the 5.5% Convertible Senior Notes, the Company terminated 100% of the 5.5% Notes Capped Call on June 5, 2020. As a result of the termination, the Company received $24.2 million which is recorded in additional paid-in capital.

Common Stock Forward

In connection with the issuance of the 5.5% Convertible Senior Notes, the Company also entered into a forward stock purchase transaction, or the Common Stock Forward, pursuant to which the Company agreed to purchase 14,397,906 shares of its common stock for settlement on or about March 15, 2023. In connection with the issuance of the 3.75% Convertible Senior Notes, the Company amended and extended the maturity of the Common Stock Forward to June 1, 2025. The number of shares of common stock that the Company will ultimately repurchase under the Common Stock Forward is subject to customary anti-dilution adjustments. The Common Stock Forward is subject to early settlement or settlement with alternative consideration in the event of certain corporate transactions.

The net cost incurred in connection with the Common Stock Forward of $27.5 million has been recorded as an increase in treasury stock in the unaudited interim condensed consolidated balance sheets. The related shares were accounted for as a repurchase of common stock.

In conjunction with the partial payoff of the 5.5% Convertible Senior Notes, the Common Stock Forward’s expiration date was extended to June 1, 2025.

The fair values of the Capped Call and Common Stock Forward are not remeasured.

Amazon Transaction Agreement

On April 4, 2017, the Company and Amazon entered into a Transaction Agreement (the Amazon Transaction Agreement), pursuant to which the Company agreed to issue to Amazon.com NV Investment Holdings LLC, a wholly owned subsidiary of Amazon, warrants to acquire up to 55,286,696 shares of the Company’s common stock (the Amazon Warrant Shares), subject to certain vesting events described below. The Company and Amazon entered into the Amazon Transaction Agreement in connection with existing commercial agreements between the Company and Amazon with respect to the deployment of the Company’s GenKey fuel cell technology at Amazon distribution centers. The existing commercial agreements contemplate, but do not guarantee, future purchase orders for the Company’s fuel cell technology. The vesting of the Amazon Warrant Shares is linked to payments made by Amazon or its affiliates (directly or indirectly through third parties) pursuant to the existing commercial agreements.

The majority of the Amazon Warrant Shares will vest based on Amazon’s payment of up to $600.0 million to the Company in connection with Amazon’s purchase of goods and services from the Company. The first tranche of 5,819,652 Amazon Warrant Shares vested upon the execution of the Amazon Transaction Agreement. Accordingly, $6.7 million, the fair value of the first tranche of Amazon Warrant Shares, was recognized as selling, general and administrative expense during 2017. All future provision for common stock warrants is measured based on their grant-date fair value and recorded as a charge against revenue. The second tranche of 29,098,260 Amazon Warrant Shares will vest in four installments of 7,274,565 Amazon Warrant Shares each time Amazon or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $200.0 million in the aggregate. The exercise price for the first and second tranches of Amazon Warrant Shares is $1.1893 per share. After Amazon has made payments to the Company totaling $200.0 million, the third tranche of 20,368,784 Amazon Warrant Shares will vest in eight installments of 2,546,098 Amazon Warrant Shares each time Amazon or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $400.0 million in the aggregate. The exercise price of the third tranche of Amazon Warrant Shares will be an amount per share equal to ninety percent (90%) of the 30-day volume weighted average share price of the common stock as of the final vesting date of the second tranche of Amazon Warrant Shares. The Amazon Warrant Shares are exercisable through April 4, 2027. The Amazon Warrant Shares provide for net share settlement that, if elected by the holders, will reduce the number of shares issued upon exercise to reflect net settlement of the exercise price. The Amazon Warrant Shares provide for certain adjustments that may be made to the exercise price and the number of shares of common stock issuable upon exercise due to customary anti-dilution provisions based on future events. These warrants are classified as equity instruments.

At June 30, 2020 and December 31, 2019, 27,643,347 and 20,368,782 of the Amazon Warrant Shares had vested, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Amazon Warrant during the three months ended June 30, 2020 and 2019 was $3.4 million and $0.8 million, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Amazon Warrant during the six months ended June 30, 2020 and 2019 was $4.7 million and $2.0 million, respectively.

Walmart Transaction Agreement

On July 20, 2017, the Company and Walmart entered into a Transaction Agreement (the Walmart Transaction Agreement), pursuant to which the Company agreed to issue to Walmart a warrant to acquire up to 55,286,696 shares of the Company’s common stock, subject to certain vesting events (the Walmart Warrant Shares). The Company and Walmart entered into the Walmart Transaction Agreement in connection with existing commercial agreements between the Company and Walmart with respect to the deployment of the Company’s GenKey fuel cell technology across various Walmart distribution centers. The existing commercial agreements contemplate, but do not guarantee, future purchase orders for the Company’s fuel cell technology. The vesting of the warrant shares is linked to payments made by Walmart or its affiliates (directly or indirectly through third parties) pursuant to transactions entered into after January 1, 2017 under existing commercial agreements.

The majority of the Walmart Warrant Shares will vest based on Walmart’s payment of up to $600.0 million to the Company in connection with Walmart’s purchase of goods and services from the Company. The first tranche of 5,819,652 Walmart Warrant Shares vested upon the execution of the Walmart Transaction Agreement. Accordingly, $10.9 million, the fair value of the first tranche of Walmart Warrant Shares, was recorded as a provision for common stock warrants and presented as a reduction to revenue on the unaudited interim condensed consolidated statements of operations during 2017. All future provision for common stock warrants is measured based on their grant-date fair value and recorded as a charge against revenue. The second tranche of 29,098,260 Walmart Warrant Shares will vest in four installments of 7,274,565 Walmart Warrant Shares each time Walmart or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $200.0 million in the aggregate. The exercise price for the first and second tranches of Walmart Warrant Shares is $2.1231 per share. After Walmart has made payments to the Company totaling $200.0 million, the third tranche of 20,368,784 Walmart Warrant Shares will vest in eight installments of 2,546,098 Walmart Warrant Shares each time Walmart or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $400.0 million in the aggregate. The exercise price of the third tranche of Walmart Warrant Shares will be an amount per share equal to ninety percent (90%) of the 30-day volume weighted average share price of the common stock as of the final vesting date of the second tranche of Walmart Warrant Shares, provided that, with limited exceptions, the exercise price for the third tranche will be no lower than $1.1893. The Walmart Warrant Shares are exercisable through July 20, 2027.

The Walmart Warrant Shares provide for net share settlement that, if elected by the holders, will reduce the number of shares issued upon exercise to reflect net settlement of the exercise price. The Walmart Warrant Shares provide for certain adjustments that may be made to the exercise price and the number of shares of common stock issuable upon exercise due to customary anti-dilution provisions based on future events. These warrants are classified as equity instruments.

At June 30, 2020 and December 31, 2019, 5,819,652 of the Walmart Warrant Shares had vested. The amount of provision for common stock warrants recorded as a reduction of revenue for the Walmart Warrant during the three months ended June 30, 2020 and 2019 was $1.0 million and $0.7 million, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Walmart Warrant during the six months ended June 30, 2020 and 2019 was $1.9 million and $3.7 million, respectively.

Lessor Obligations

As of June 30, 2020, the Company had noncancelable operating leases (as lessor), primarily associated with assets deployed at customer sites. These leases expire over the next one to seven years. Leases contain termination clauses with associated penalties, the amount of which cause the likelihood of cancellation to be remote.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2020 were as follows (in thousands):

Remainder of 2020	$15,567
2021	30,958
2022	27,338
2023	24,284
2024	20,902
2025 and thereafter	$36,861
Total future minimum lease payments	$155,910

Lessee Obligations

As of June 30, 2020, the Company had operating and finance leases, as lessee, primarily associated with sale/leaseback transactions that are partially secured by restricted cash, security deposits and pledged escrows (see also Note 1, Nature of Operations) as summarized below. These leases expire over the next one to eight years. Minimum rent payments under operating and finance leases are recognized on a straight-line basis over the term of the lease. Leases contain termination clauses with associated penalties, the amount of which cause the likelihood of cancellation to be remote.

In prior periods, the Company entered into sale/leaseback transactions that were accounted for as finance leases and reported as part of finance obligations. The outstanding balance of finance obligations related to sale/leaseback transactions at June 30, 2020 and December 31, 2019 was $27.9 million and $31.7 million, respectively. The fair value of the finance obligation approximated the carrying value as of both June 30, 2020 and December 31, 2019.

The Company has sold future services to be performed associated with certain sale/leaseback transactions and recorded the balance as a finance obligation. The outstanding balance of this obligation at June 30, 2020 was $129.2 million, of which $19.6 million and $109.6 million were classified as short-term and long-term, respectively, on the unaudited interim condensed consolidated balance sheets. The outstanding balance of this obligation at December 31, 2019 was $35.6 million, of which $6.0 million and $29.6 million were classified as short-term and long-term, respectively. The amount is amortized using the effective interest method. The fair value of this finance obligation approximated the carrying value as of June 30, 2020.

The Company has a finance lease associated with its property and equipment in Latham, New York. Liabilities relating to this lease of $2.8 million has been recorded as a finance obligation in the unaudited interim condensed consolidated balance sheets as of June 30, 2020 and December 31, 2019. The fair value of this finance obligation approximated the carrying value as of June 30, 2020.

Future minimum lease payments under operating and finance leases (with initial or remaining lease terms in excess of one year) as of June 30, 2020 were as follows (in thousands):

			Other	Total
	Operating	Finance	Leased	Finance
	Leases	Leases	Property	Obligations
Remainder of 2020	$25,947	$5,066	$312	$31,325
2021	51,818	9,276	590	61,684
2022	51,267	4,975	573	56,815
2023	45,461	3,149	549	49,159
2024	45,410	16,154	632	62,196
2025 and thereafter	52,344	—	1,174	53,518
Total future minimum lease payments	272,247	38,620	3,830	314,697
Less imputed lease interest	(73,820)	(10,718)	(1,020)	(85,558)
Sale of future services	129,209	—	—	129,209
Total lease liabilities	$327,636	$27,902	$2,810	$358,348

Rental expense for all operating leases was $12.9 million and $6.2 million for the three months ended June 30, 2020 and 2019, respectively. Rental expense for all operating leases was $25.5 million and $12.1 million for the six months ended June 30, 2020 and 2019, respectively.

The gross profit on sale/leaseback transactions for all operating leases was $14.4 million and $19.7 million for the three and six months ended June 30, 2020, respectively, and $16.1 million for the three and six months ended June 30, 2019. Right of use assets obtained in exchange for new operating lease liabilities was $29.2 million and $45.4 million for the three and six months ended June 30, 2020, respectively, and $34.5 million for the three and six months ended June 30, 2019.

At both June 30, 2020 and December 31, 2019, security deposits associated with sale/leaseback transactions were $6.0 million and were included in other assets in the unaudited interim condensed consolidated balance sheets.

Other information related to the operating leases are presented in the following tables:

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Cash payments (in thousands)	$24,982	$11,677

	As of June 30,
	2020	2019
Weighted average remaining lease term (years)	5.48	5.13
Weighted average discount rate	12.1%	12.2%

Finance lease costs include amortization of the right of use assets (i.e., depreciation expense) and interest on lease liabilities (i.e., interest and other expense, net in the unaudited interim consolidated statement of operations). Finance lease costs were as follows (in thousands):

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Amortization of right of use asset	$1,740	$1,558
Interest on finance obligations	1,223	2,656
Total finance lease cost	$2,963	$4,214

Right of use assets obtained in exchange for new finance lease liabilities was zero and $0.7 million for both the three and six months ended June 30, 2020 and 2019, respectively.

Other information related to the finance leases are presented in the following tables:

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Cash payments (in thousands)	$5,196	$55,913

	As of June 30,
	2020	2019
Weighted average remaining lease term (years)	3.53	3.25
Weighted average discount rate	8.0%	10.8%

Off-Balance Sheet Arrangements

As of June 30, 2020, the Company does not have off-balance sheet arrangements that are likely to have a current or future significant effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these unaudited interim condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of and during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition for bad debts, inventories, intangible assets, valuation of long-lived assets, accrual for loss contracts on service, operating and finance leases, product warranty reserves, unbilled revenue, common stock warrants, income taxes, stock-based compensation, contingencies, and purchase accounting. We base our estimates and judgments on historical experience and on various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about (1) the carrying values of assets and liabilities and (2) the amount of revenue and expenses realized that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We refer to the policies and estimates set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates”, as well as a discussion of significant accounting policies included in Note 2, Summary of Significant Accounting Policies, of the consolidated financial statements, both of which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Recently Adopted Accounting Pronouncements

In June 2016, Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, was issued. Also, In April 2019, Accounting Standards Update (ASU) 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, was issued to make improvements to updates 2016-01, Financial Instruments – Overall (Subtopic 825-10), 2016-13, Financial Instruments – Credit Losses (Topic 326) and 2017-12, Derivatives and Hedging (Topic 815). ASU 2016-13 significantly changes how entities account for credit losses for financial assets and certain other instruments, including trade receivables and contract assets, that are not measured at fair value through net income. The ASU requires a number of changes to the assessment of credit losses, including the utilization of an expected credit loss model, which requires consideration of a broader range of information to estimate expected credit losses over the entire lifetime of the asset, including losses where probability is considered remote. Additionally, the standard requires the estimation of lifetime expected losses for trade receivables and contract assets that are classified as current. The Company adopted these standards effective January 1, 2020 and determined the impact of the standards to be immaterial to the consolidated financial statements.

In April 2019, Accounting Standards Update (ASU) 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, was issued to make improvements to updates 2016-01, Financial Instruments – Overall (Subtopic 825-10), 2016-13, Financial Instruments – Credit Losses (Topic 326) and 2017-12, Derivatives and Hedging (Topic 815). The Company adopted this standard effective January 1, 2020 and determined the impact of this standard to be immaterial to the consolidated financial statements.

In January 2017, Accounting Standards Update (ASU) 2017-04, Intangibles – Goodwill and Other (Topic 350), was issued to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The Company adopted this standard effective January 1, 2020.

In August 2016, Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230)s: Classification of Certain Cash Receipts and Cash Payments, was issued to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this standard in 2019 and determined the impact of this standard to be immaterial to the consolidated financial statements.

Recently Issued and Not Yet Adopted Accounting Pronouncements

In August 2020, Accounting Standards Update (ASU) 2020-06, Debt – Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This update is effective after December 15, 2021. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In March 2020, Accounting Standards Update (ASU) 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, was issued to provide temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This update is effective starting March 12, 2020 and the Company may elect to apply the amendments prospectively through December 31, 2022. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In March 2020, Accounting Standards Update (ASU) 2020-03, Codification Improvements to Financial Instruments, was issued to make various codification improvements to financial instruments to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. This update will be effective at various dates as described in this ASU. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In December 2019, Accounting Standards Update (ASU) 2019-12, Simplifying the Accounting for Income Taxes, was issued to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. This update will be effective beginning after December 15, 2020. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

SEPTEMBER 30, 2020

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our accompanying unaudited interim condensed consolidated financial statements and notes thereto included within this report, and our audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, filed for the fiscal year ended December 31, 2019. In addition to historical information, this Quarterly Report on Form 10-Q and the following discussion contain statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These forward-looking statements contain projections of our future results of operations or of our financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would,” “plan,” “projected” or the negative of such words or other similar words or phrases. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned not to unduly rely on forward-looking statements because they involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

•	the risk that we continue to incur losses and might never achieve or maintain profitability;

•	the risk that we will need to raise additional capital to fund our operations and such capital may not be available to us;

•	the risk of dilution to our stockholders and/or stock price should we need to raise additional capital;

•	the risk that our lack of extensive experience in manufacturing and marketing products may impact our ability to manufacture and market products on a profitable and large-scale commercial basis;

•	the risk that unit orders may not ship, be installed and/or converted to revenue, in whole or in part;

•	the risk that a loss of one or more of our major customers, or if one of our major customers delays payment of or is unable to pay its receivables, a material adverse effect could result on our financial condition;

•	the risk that a sale of a significant number of shares of stock could depress the market price of our common stock;

•	the risk that our convertible senior notes, if settled in cash, could have a material effect on our financial results;

•	the risk that our convertible note hedges may affect the value of our convertible senior notes and our common stock;

•	the risk that negative publicity related to our business or stock could result in a negative impact on our stock value and profitability;

•	the risk of potential losses related to any product liability claims or contract disputes;

•	the risk of loss related to an inability to maintain an effective system of internal controls;

•	our ability to attract and maintain key personnel;

•	the risks related to the use of flammable fuels in our products;

•	the risk that pending orders may not convert to purchase orders, in whole or in part;

•	the cost and timing of developing, marketing and selling our products;

•	the risks of delays in or not completing our product development goals;

•	our ability to obtain financing arrangements to support the sale or leasing of our products and services to customers;

•	our ability to achieve the forecasted gross margin on the sale of our products;

•	the cost and availability of fuel and fueling infrastructures for our products;

•	the risks, liabilities, and costs related to environmental, health and safety matters;

•	the risk of elimination of government subsidies and economic incentives for alternative energy products;

•	market acceptance of our products and services, including GenDrive, GenSure and GenKey systems;

•	our ability to establish and maintain relationships with third parties with respect to product development, manufacturing, distribution and servicing, and the supply of key product components;

•	the cost and availability of components and parts for our products;

•	the risk that possible new tariffs could have a material adverse effect on our business;

•	our ability to develop commercially viable products;

•	our ability to reduce product and manufacturing costs;

•	our ability to successfully market, distribute and service our products and services internationally;

•	our ability to improve system reliability for our products;

•	competitive factors, such as price competition and competition from other traditional and alternative energy companies;

•	our ability to protect our intellectual property;

•	the risk of dependency on information technology on our operations and the failure of such technology;

•	the cost of complying with current and future federal, state and international governmental regulations;

•	our subjectivity to legal proceedings and legal compliance;

•	the risks associated with past and potential future acquisitions; and

•	the volatility of our stock price

The risks included here are not exhaustive, and additional factors could adversely affect our business and financial performance, including factors and risks discussed in the section titled “Risk Factors” included under Part I, Item 1A, below. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from these contained in any forward-looking statements. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. These forward-looking statements speak only as of the date on which the statements were made. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this Quarterly Report on Form 10-Q.

References in this Quarterly Report on Form 10-Q to “Plug Power,” the “Company,” “we,” “our” or “us” refer to Plug Power Inc., including as the context requires, its subsidiaries.

Overview

As a leading provider of comprehensive hydrogen fuel cell turnkey solutions, Plug Power Inc., or the Company, is seeking to build a green hydrogen economy. The Company is focused on hydrogen and fuel cell systems that are used to power electric motors primarily in the electric mobility and stationary power markets, given the ongoing paradigm shift in the power, energy, and transportation industries to address climate change, energy security, and meet sustainability goals.  Plug Power created the first commercially viable market for hydrogen fuel cell, or the HFC technology. As a result, the Company has deployed over 38,000 fuel cell systems, and has become the largest buyer of liquid hydrogen, having built and operated a hydrogen network across North America.

We are focused on proton exchange membrane, or PEM, fuel cell and fuel processing technologies, fuel cell/battery hybrid technologies, and associated hydrogen storage and dispensing infrastructure from which multiple products are available. A fuel cell is an electrochemical device that combines hydrogen and oxygen to produce electricity and heat without combustion. Hydrogen is derived from multiple sources. The majority of liquid hydrogen in the United States is produced using the steam methane reforming process and utilizing by-product hydrogen from chlor alkali production. By-product hydrogen from a chlor alkali plant is considered to be low carbon hydrogen and in some cases, considered green hydrogen, depending on the source of electricity and geographic location. We source a significant amount of liquid hydrogen based on the chlor alkali process today. Additionally, we manufacture and sell fuel cell products to replace batteries and diesel generators in stationary backup power applications. These products have proven valuable with telecommunications, transportation and utility customers as robust, reliable and sustainable power solutions.

We provide and continue to develop commercially-viable hydrogen and fuel cell solutions for industrial mobility applications (including electric forklifts and electric industrial vehicles) at multi-shift high volume manufacturing and high throughput distribution sites where we believe our products and services provide a unique combination of productivity, flexibility and environmental benefits. In June of 2020, Plug Power completed the acquisitions of United Hydrogen Group, Inc. and Giner ELX, Inc. in line with the Company’s hydrogen vertical integration strategy, with plans to have more than 50% of the hydrogen used by the Company to be green by 2024. These acquisitions further enhance Plug Power’s position in the hydrogen industry with capabilities in generation, liquefaction and distribution of hydrogen fuel  complementing its industry-leading position in the design, construction, and operation of customer-facing hydrogen fueling stations. These acquisitions establish a pathway for Plug Power to transition from low-carbon to zero-carbon hydrogen solutions.

Our current products and services include:

GenDrive: GenDrive is our hydrogen fueled PEM fuel cell system providing power to material handling electric vehicles, including class 1, 2, 3 and 6 electric forklifts and ground support equipment;

GenFuel:  GenFuel is our hydrogen fueling delivery, generation, storage and dispensing system;

GenCare: GenCare is our ongoing ‘internet of things’-based maintenance and on-site service program for GenDrive fuel cell systems, GenSure fuel cell systems, GenFuel hydrogen storage and dispensing products and ProGen fuel cell engines;

GenSure:  GenSure is our stationary fuel cell solution providing scalable, modular PEM fuel cell power to support the backup and grid-support power requirements of the telecommunications, transportation, and utility sectors;

GenKey: GenKey is our vertically integrated “turn-key” solution combining either GenDrive or GenSure fuel cell power with GenFuel fuel and GenCare aftermarket service, offering complete simplicity to customers transitioning to fuel cell power; and

ProGen:  ProGen is our fuel cell stack and engine technology currently used globally in mobility and stationary fuel cell systems, and as engines in electric delivery vans. This includes the Plug Power MEA (membrane electrode assembly), a critical component of the fuel cell stack used in zero-emission fuel cell electric vehicle engines, in which Plug Power is the largest producer in North America.

We provide our products worldwide through our direct product sales force, and by leveraging relationships with original equipment manufacturers and their dealer networks. We manufacture our commercially-viable products in Latham, NY, Rochester, NY and Spokane, WA and support liquid hydrogen generation and logistics in Charleston, TN.

Recent Developments

COVID-19 Update

As a result of the COVID-19 pandemic, state governments—including those in New York and Washington, where our manufacturing facilities are located—have issued orders requiring businesses that do not conduct essential services to temporarily close their physical workplaces to employees and customers. We are currently deemed an essential business and, as a result, are exempt from these state orders, in their current form. In March 2020, we put in place a number of protective measures in response to the COVID-19 outbreak. These measures include the canceling of all commercial air travel and all other non-critical travel, requesting that employees limit non-essential personal travel, eliminating all but essential third-party access to our facilities, enhancing our facilities’ janitorial and sanitary procedures, encouraging employees to work from home to the extent their job function enables them to do so, encouraging the use of virtual employee meetings, and providing staggered shifts and social distancing measures for those employees associated with manufacturing and service operations.

We cannot predict at this time the full extent to which COVID-19 will impact our business, results and financial condition, which will depend on many factors. We are staying in close communication with our manufacturing facilities, employees, customers, suppliers and partners, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee that we will be able to do so. Although as of the date hereof, we have not observed any material impacts to our supply of components, the situation is fluid. Many of the parts for our products are sourced from suppliers in China and the manufacturing situation in China remains variable. Supply chain disruptions could reduce the availability of key components, increase prices or both. Some of our customers, such as certain automotive manufacturers, have suspended operations at their facilities due to COVID-19. Accordingly, while those customers continue to pay for the leasing and servicing of our products, they are not purchasing hydrogen fuel. Other customers are essential businesses and remain in operation. Certain of these customers, such as Walmart, significantly increased their use of units and hydrogen fuel consumption as a result of COVID-19. In the nine months ended September 30, 2020, our services and power purchase agreement margins were negatively impacted by incremental service costs associated with increased usage of units at some of our primary customer sites. In addition, future changes in applicable government orders or regulations, or changes in the interpretation of existing orders or regulations, could result in further disruptions to our business that may materially and adversely affect our financial condition and results of operations.

Borrowings/August 2020 Equity Raise

In the third quarter of 2020, the Company borrowed an additional $50.0 million, under an amended loan agreement with Generate Lending, LLC.

Also, in August 2020, the Company issued and sold in a registered direct offering an aggregate of 35,276,250 shares of its common stock at a purchase price of $10.25 per share for net proceeds of approximately $344.4 million.

Amazon Warrants

At September 30, 2020 and December 31, 2019, 27,643,347 and 20,368,782 of the Amazon Warrant Shares had vested, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Amazon Warrant during the three months ended September 30, 2020 and 2019 was $17.3 million and $1.0 million, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Amazon Warrant during the nine months ended September 30, 2020 and 2019 was $22.0 million and $2.0 million, respectively.

During the third quarter of 2020, approximately $23.8 million of recorded revenue from Amazon was constrained by the tranche 3 of the Amazon Warrant Shares. An additional 7,274,565 Amazon Warrant Shares vested on November 2, 2020, representing the final vesting of tranche 2, resulting in cumulative vesting in 34,917,912 Warrant Shares since the execution of the Amazon Transaction Agreement. In accordance with terms of the Amazon Transaction Agreement as described above, upon final vesting of tranche 2, the tranche 3 Amazon Warrant Shares exercise price was determined to be $13.81 per share. Based on the exercise price of the third tranche of the Amazon Warrant Shares, among other things, the fair value of the 20,368,784 tranche 3 Amazon Warrant Shares is estimated to be $10.60 each, compared to the fair value of tranche 2 Amazon Warrant Shares of $1.05 each.

The Company also recorded a provision for loss~~es~~ of $25.1 million in the the third quarter of 2020, $~~25.9~~4.3 million ~~(as restated) in the third quarter of 2020~~of which ~~related to Amazon service contracts, caused primarily by an increase in estimated costs to service units and an increase in the number of service contracts during third quarter of 2020. The Company determined during the third quarter of 2020, based on historical experience, that certain cost down initiatives were taking longer to achieve than originally estimated. As a result, the Company increased its estimated projected csots to service fuel cell systems and related infrastructure. Additionally, the Company determined during the third quarter of 2020 that the projected provision for the Amazon Warrant would be significantly higher than previously experienced.~~related to an increase in the value of tranche 3 warrants driven by recent increases in the Company’s stock price.

Results of Operations

Our primary sources of revenue are from sales of fuel cell systems and related infrastructure, services performed on fuel cell systems and related infrastructure, Power Purchase Agreements (PPAs), and fuel delivered to customers. Revenue from sales of fuel cell systems and related infrastructure represents sales of our GenDrive units, GenSure stationary backup power units, as well as hydrogen fueling infrastructure. Revenue from services performed on fuel cell systems and related infrastructure represents revenue earned on our service and maintenance contracts and sales of spare parts. Revenue from PPAs primarily represents payments received from customers who make monthly payments to access the Company’s GenKey solution. Revenue associated with fuel delivered to customers represents the sale of hydrogen to customers that has been purchased by the Company from a third party or generated on site.

In 2017, in separate transactions, the Company issued to each of Amazon and Walmart warrants to purchase shares of the Company’s common stock. The Company recorded a portion of the estimated fair value of the warrants as a reduction of revenue based upon the projected number of shares of common stock expected to vest under the warrants, the proportion of purchases by Amazon, Walmart and their affiliates within the period relative to the aggregate purchase levels required for vesting of the respective warrants, and the then-current fair value of the warrants. During the fourth quarter of 2019, the Company adopted ASU 2019-08, with retrospective adoption as of January 1, 2019. As a result, the amount recorded as a reduction of revenue was measured based on the grant-date fair value of the warrants. Previously, this amount was measured based on vesting date fair value with estimates of fair value determined at each financial reporting date for unvested warrant shares considered to be probable of vesting. Except for the third tranche, all existing unvested warrants are using a measurement date of January 1, 2019, the adoption date, in accordance ASU 2019-08.

The amount of provision for common stock warrants recorded as a reduction of revenue during the three and nine months ended September 30, 2020 and 2019, respectively, is shown in the table below (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Sales of fuel cell systems and related infrastructure	$(16,146)	$(478)	$(19,287)	$(993)
Services performed on fuel cell systems and related infrastructure	(688)	(191)	(1,412)	(397)
Power Purchase Agreements	(758)	(325)	(1,887)	(1,032)
Fuel delivered to customers	(1,034)	(503)	(2,612)	(1,284)
Total	$(18,626)	$(1,497)	$(25,198)	$(3,706)

Net revenue, cost of revenue, gross profit (loss) and gross margin for the three and nine months ended September 30, 2020 and 2019, were as follows (in thousands):

Net Revenue

Revenue – sales of fuel cell systems and related infrastructure. Revenue from sales of fuel cell systems and related infrastructure represents revenue from the sale of our fuel cells, such as GenDrive units and GenSure stationary backup power units, as well as hydrogen fueling infrastructure referred to at the site level as hydrogen installations.

Revenue from sales of fuel cell systems and related infrastructure for the three months ended September 30, 2020 increased $44.8~~7~~ million, or ~~114~~115.~~9~~2~~16~~%, to $83.~~5~~ 7~~6~~ million from $38.~~9~~ 9~~8~~ million for the three months ended September 30, 2019. Included within revenue was provision for common stock warrants of $16.1 million and $0.5 million for the three months ended September 30, 2020 and 2019, respectively. The main drivers for the increase in revenue were the increase in GenDrive units recognized as revenue, change in product mix, variations in customer programs, and an increase in hydrogen installations, offset partially by the increase in the provision for common stock warrants. There were 3,709 GenDrive units recognized as revenue during the three months ended September 30, 2020, compared to 1,513 for the three months ended September 30, 2019. There was hydrogen infrastructure revenue associated with 13 hydrogen sites during the three months ended September 30, 2020, compared to zero during the three months ended September 30, 2019.

Revenue from sales of fuel cell systems and related infrastructure for the nine months ended September 30, 2020 increased $71.~~5~~ 7      million, or 89.~~3~~5%, to $151.~~7~~ 9~~8~~ million from $80.1 million for the nine months ended September 30, 2019. Included within revenue was provision for common stock warrants of $19.3 million and $1.0 million for the nine months ended September 30, 2020 and 2019, respectively. The main drivers for the increase in revenue were the increase in GenDrive units recognized as revenue, change in product mix, variations in customer programs, and an increase in hydrogen installations, offset partially by the increase in the provision for common stock warrants. There were 7,217 GenDrive units recognized as revenue during the nine months ended September 30, 2020, compared to 6,058 for the nine months ended September 30, 2019. There was hydrogen infrastructure revenue associated with 18 hydrogen sites during the nine months ended September 30, 2020, compared to two during the nine months ended September 30, 2019.

Revenue – services performed on fuel cell systems and related infrastructure.  Revenue from services performed on fuel cell systems and related infrastructure represents revenue earned on our service and maintenance contracts and sales of spare parts. Revenue from services performed on fuel cell systems and related infrastructure for the three months ended September 30, 2020 increased $0.6 million, or 10.~~1~~1~~0~~%, to $6.8 million as compared to $6.2 million for the three months ended September 30, 2019. Included within revenue was provision for common stock warrants of $0.7 million and $0.2 million for the three months ended September 30, 2020 and 2019, respectively. The main drivers for the increase in revenue was additional contractual revenue associated with higher utilization of GenDrive units and an increase in units under service maintenance contracts, partially offset by the increase in the provision for common stock warrants.

Revenue from services performed on fuel cell systems and related infrastructure for the nine months ended September 30, 2020 increased $1.7 million, or 9.5%, to $19.6 million as compared to $17.9 million for the nine months ended September 30, 2019. Included within revenue was provision for common stock warrants of $1.4 million and $0.4 million for the nine months ended September 30, 2020 and 2019, respectively. The main drivers for the increase in revenue was additional contractual revenue associated with higher utilization of GenDrive units and an increase in units under service maintenance contracts, partially offset by the increase in the provision for common stock warrants.

Revenue – Power Purchase Agreements.  Revenue from PPAs represents payments received from customers for power generated through the provision of equipment and service. Revenue from PPAs for the three months ended September 30, 2020 increased $0.1 million, or 1.7%, to $6.6~~7~~ million from $6.~~6~~ 5 million for the three months ended September 30, 2019. Included within revenue was provision for common stock warrants of $0.8 million and $0.3 million for the three months ended September 30, 2020 and 2019, respectively. The increase in revenue from PPAs for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019 was primarily attributable to the increase in units associated with PPAs, offset in part by the increase in the provision for common stock warrants.

Revenue from PPAs for the nine months ended September 30, 2020 increased $0.~~8~~ 7 million, or 3.9%, to $19.~~9~~ 6 million from $~~19~~18.~~1~~ 9 million for the nine months ended September 30, 2019. Included within revenue was provision for common stock warrants of $1.9 million and $1.0 million for the nine months ended September 30, 2020 and 2019, respectively. The increase in revenue from PPAs for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019 was primarily attributable to the increase in units associated with PPAs, offset in part by the increase in the provision for common stock warrants.

Revenue – fuel delivered to customers. Revenue associated with fuel delivered to customers represents the sale of hydrogen to customers that has been purchased by the Company from a third party or generated on site. Revenue associated with fuel delivered to customers for the three months ended September 30, 2020 increased $2.2 million, or 28.5%, to $9.8 million from $7.6 million for the three months ended September 30, 2019. Included within revenue was provision for common stock warrants of $1.0 million and $0.5 million for the three months ended September 30, 2020 and 2019, respectively. The increase in revenue was due to an increase in the number of sites with fuel contracts in 2020, compared to 2019, and an increase in the price of fuel, partially offset by the increase in the provision for common stock warrants.

Revenue associated with fuel delivered to customers for the nine months ended September 30, 2020 increased $3.2 million, or 15.1%, to $24.5 million from $21.3 million for the nine months ended September 30, 2019. Included within revenue was provision for common stock warrants of $2.6 million and $1.3 million for the nine months ended September 30, 2020 and 2019, respectively. The increase in revenue was due to an increase in the number of sites with fuel contracts in 2020, compared to 2019, an increase in the price of fuel and an increase in the provision for common stock warrants.

Cost of Revenue

Cost of revenue – sales of fuel cell systems and related infrastructure. Cost of revenue from sales of fuel cell systems and related infrastructure includes direct materials, labor costs, and allocated overhead costs related to the manufacture of our fuel cells such as GenDrive units and GenSure stationary backup power units, as well as hydrogen fueling infrastructure referred to at the site level as hydrogen installations.

Cost of revenue from sales of fuel cell systems and related infrastructure for the three months ended September 30, 2020 increased ~~174~~175.~~1~~7%, or $~~43.5~~44.2 million, to $~~68~~69.~~5~~ 4 million, compared to $25.~~0~~ 2 million for the three months ended September 30, 2019. This increase was driven by the increase in GenDrive deployment volume and increase in hydrogen installations. There were 3,709 GenDrive units recognized as revenue during the three months ended September 30, 2020, compared to 1,513 for the three months ended September 30, 2019. Revenue associated with 13 hydrogen installations was recognized during the three months ended September 30, 2020, compared to zero during the three months ended September 30, 2019. Gross margin generated from sales of fuel cell systems and related infrastructure decreased to ~~18~~17.0% for the three months ended September 30, 2020, compared to 35.~~7~~2% for the three months ended September 30, 2019, primarily due to the increase in the provision for common stock warrants.

Cost of revenue from sales of fuel cell systems and related infrastructure for the nine months ended September 30, 2020 increased ~~129.8~~130.8~~7~~%, or $~~65~~66.5 million, to $~~115~~117.~~9~~ 3 million, compared to $50.~~4~~ 8 million for the nine months ended September 30, 2019. This increase was driven by the increase in GenDrive deployment volume and increase in hydrogen installations. There were 7,217 GenDrive units recognized as revenue during the nine months ended September 30, 2020, compared to 6,058 for the nine months ended September 30, 2019. Revenue associated with 13 hydrogen installations was recognized during the nine months ended September 30, 2020, compared to zero during the nine months ended September 30, 2019. Gross margin generated from sales of fuel cell systems and related infrastructure decreased to ~~23.6~~22.8% for the nine months ended September 30, 2020, compared to ~~37.0~~36.6% for the nine months ended September 30, 2019, primarily due to the increase in the provision for common stock warrants.

Cost of revenue – services performed on fuel cell systems and related infrastructure. Cost of revenue from services performed on fuel cell systems and related infrastructure includes the labor, material costs and allocated overhead costs incurred for our product service and hydrogen site maintenance contracts and spare parts. Cost of revenue from services performed on fuel cell systems and related infrastructure for the three months ended September 30, 2020 increased ~~9.5~~17.7%, or $~~0.6~~1.4 million, to $~~7.1~~9.2 million, compared to $~~6.5~~7.8 million for the three months ended September 30, 2019. Gross margin ~~increased~~ decreased to (~~3.6~~34.4)% for the three months ended September 30, 2020, compared to (~~4.1~~25.7)% for the three months ended September 30, 2019, primarily due to ~~program investments targeting performance improvements, offset by~~ the increase in the provision for common stock warrants.

Cost of revenue from services performed on fuel cell systems and related infrastructure for the nine months ended September 30, 2020 increased ~~15.7~~18.8%, or $~~2.9~~4.3 million, to $27~~1~~.~~7~~ 3 million, compared to $~~18.8~~23.0 million for the nine months ended September 30, 2019. Gross margin decreased to (~~11.0~~39.4) % for the nine months ended September 30, 2020, compared to (~~5.1~~28.4)% for the nine months ended September 30, 2019, primarily due to the increase in the provision for common stock warrants.

Cost of revenue – provision for loss contracts related to service.  The Company also recorded a provision for loss contracts related to service of $~~4.3~~25.1 million in the third quarter of 2020, ~~caused by the increase in the value of tranche 3 warrants as compared to the value of tranche 2 warrants.~~an increase of $25.4 million from ($206 thousand) for the three months ended September 30, 2019. The increase in the provision for loss accrual in the third quarter of 2020 was driven primarily by an increase in estimated projected costs to service units and an increase in the number of service contracts during the three months ended September 30, 2020 as compared to the quarter ended September 30, 2019. The Company determined during the third quarter of 2020, based on historical experience, that certain cost down initiatives were taking longer to achieve than originally estimated. As a result, the Company increased its estimated projected costs to service fuel cell systemS and related infrastructure. The Company entered into 10 new service contracts during the third quarter of 2020 compared to zero during the third quarter of 2019. Additionally, the Company determined during the third quarter of 2020 that the projected provision for the Amazon Warrant would be significantly higher than previously experienced.

The Company also recorded a provision for loss contracts related to service of $25.9 million for the nine months ended September 30, 2020, an increase of $26.4 million from ($407 thousand) for the nine months ended September 30, 2019. The increase in the provision for loss accrual ifor the first nine months of 2020 was driven primarily by an increase in estimated projected costs to service units and an increase in the number of service contracts during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. The Company determined during the third quarter of 2020, based on historical experience, that certain cost down initiatives were taking longer to achieve than originally estimated. As a result, the Company increased its estimated projected costs to service fuel cell systems and related infrastructure. The Company entered into 15 new service contracts during the first nine months of 2020 compared to zero during the first nine months of 2019. Additionally, the Company determined during the third quarter of 2020 that the projected provision for the Amazon Warrant would be significantly higher than previously experienced.

Cost of revenue – Power Purchase Agreements. Cost of revenue from PPAs includes depreciation of assets utilized and service costs to fulfill PPA obligations and interest costs associated with certain financial institutions for leased equipment. Cost of revenue from PPAs for the three months ended September 30, 2020 increased 36.~~1~~3%, or $3.~~7~~ 9 million, to $14.~~1~~ 7 million from $10.~~4~~ 8 million for the three months ended September 30, 2019. Gross margin decreased to (~~110.1~~122.4)% for the three months ended September 30, 2020, as compared to (~~57.0~~65.9)% for the three months ended September 30, 2019, primarily due to program investments targeting performance improvements, as well as incremental service costs during the quarter associated with increased usage of units at some of our primary customer sites caused by the COVID-19 pandemic and an increase in the provision for common stock warrants.

Cost of revenue from PPAs for the nine months ended September 30, 2020 increased 49.~~8~~3%, or $14.~~0~~ 5 million, to $~~42~~44.0 million from $~~28~~29.~~1~~ 5~~4~~ million for the nine months ended September 30, 2019. Gross margin decreased to (~~111.7~~124.3)% for the nine months ended September 30, 2020, as compared to (~~46.8~~56.0)% for the nine months ended September 30, 2019, primarily due to program investments targeting performance improvements, as well as incremental service costs during the nine months ended September 30, 2020 associated with increased usage of units at some of our primary customer sites caused by the COVID-19 pandemic and an increase in the provision for common stock warrants.

Cost of revenue – fuel delivered to customers. Cost of revenue from fuel delivered to customers represents the purchase of hydrogen from suppliers that ultimately is sold to customers and costs for onsite generation. Cost of revenue from fuel delivered to customers for the three months ended September 30, 2020 increased ~~54~~52.~~7~~5%, or $5.~~0~~ 9 million, to $~~14~~17.~~2~~ 0 million from $~~9~~11.~~2~~ 1 million for the three months ended September 30, 2019. The increase was primarily due to higher volume of hydrogen delivered to customer sites as a result of an increase in the number of hydrogen installations completed under GenKey agreements and higher fuel costs. Gross margin decreased to (~~44.2~~72.9)% during the three months ended September 30, 2020, compared to (~~19.8~~45.8)% during the three months ended September 30, 2019, primarily due to an increase in cost of fuel paid to suppliers and an increase in the provision for common stock warrants.

Cost of revenue from fuel delivered to customers for the nine months ended September 30, 2020 increased ~~24.4~~21.2%, or $6.~~3~~ 9~~8~~ million, to $~~32~~39.3 million from $~~25~~32.~~9~~ 4 million for the nine months ended September 30, 2019. The increase was primarily due to higher volume of hydrogen delivered to customer sites as a result of an increase in the number of hydrogen installations completed under GenKey agreements and higher fuel costs. Gross margin decreased to (~~31.5~~60.3)% during the nine months ended September 30, 2020, compared to (~~21.6~~52.2)% during the nine months ended September 30, 2019, primarily due to an increase in cost of fuel paid to suppliers and an increase in the provision for common stock warrants.

Expenses

Research and development expense. Research and development expense includes: materials to build development and prototype units, cash and non-cash compensation and benefits for the engineering and related staff, expenses for contract engineers, fees paid to consultants for services provided, materials and supplies consumed, facility related costs such as computer and network services, and other general overhead costs associated with our research and development activities.

Research and development expense for the three months ended September 30, 2020 increased $~~4.0~~3.8 million, or ~~49.0~~107.3%, to $~~12.0~~7.4 million, from $~~8.0~~3.6 million for the three months ended September 30, 2019.  The increase was primarily due to additional R&D program investments such as programs associated with improvement of fuel efficiency, GenDrive unit performance and new product development such as on-road delivery trucks, drone applications, and increase in headcount.

Research and development expense for the nine months ended September 30, 2020 increased $~~7.8~~6.9 million, or ~~32.0~~67.4%, to $~~32.1~~17.0 million, from $~~24.3~~10.1 million for the nine months ended September 30, 2019.  The increase was primarily due to additional R&D program investments such as programs associated with improvement of fuel efficiency, GenDrive unit performance and new product development such as on-road delivery trucks, drone applications, and increase in headcount.

Selling, general and administrative expenses. Selling, general and administrative expenses includes cash and non-cash compensation, benefits, amortization of intangible assets and related costs in support of our general corporate functions, including general management, finance and accounting, human resources, selling and marketing, information technology and legal services.

Selling, general and administrative expenses for the three months ended September 30, 2020, increased $~~3.9~~6.8 million, or ~~37.3~~65.6%, to $~~14.3~~17.2 million from $10.4 million for the three months ended September 30, 2019. This increase was primarily related to acquisition and debt restructuring charges in addition to increases in salaries, employee bonuses, stock-based compensation and headcount.

Selling, general and administrative expenses for the nine months ended September 30, 2020, increased $~~13.6~~16.7 million, or ~~40.8~~50.4%, to $~~46.9~~50.0 million from $33.~~4~~ 2 million for the nine months ended September 30, 2019. This increase was primarily related to acquisition and debt restructuring charges in addition to increases in salaries, employee bonuses, stock-based compensation and headcount.

Interest and other expense, net. Interest and other expense, net consists of interest and other expenses related to our long-term debt, convertible senior notes, obligations under finance leases and our finance obligations, as well as foreign currency exchange losses, offset by interest and other income consisting primarily of interest earned on our cash and cash equivalents, restricted cash, foreign currency exchange gains and other income. Since September 30, 2019, the Company assumed approximately $170.0 million of additional long-term debt at 12% interest (which interest was reduced to 9.5% on May 6, 2020), issued a 7.5% Convertible Senior Note at 7.5% interest, issued $212.5 million convertible senior notes at 3.75% interest, and entered into additional sale/leaseback finance obligation arrangements.

Net interest and other expense for the three months ended September 30, 2020 increased $9.3 million, or ~~116.3~~112.1%, as compared to the three months ended September 30, 2019. This increase was attributable to an increase in interest expense associated with the Company’s finance obligations, long-term debt and the issuance of the convertible senior note, as mentioned above.

Net interest and other expense for the nine months ended September 30, 2020 increased $~~17.8~~ 18.1 million, or 73.~~8~~6%, as compared to the nine months ended September 30, 2019. This increase was attributable to an increase in finance obligations, long-term debt and the issuance of the convertible senior note, as mentioned above.

Common Stock Warrant Liability

The Company accounts for common stock warrants as common stock warrant liability with changes in the fair value reflected in the unaudited interim condensed consolidated statement of operations as change in the fair value of common stock warrant liability.

All remaining common stock warrants were fully exercised in the fourth quarter of 2019. As such, there was no change in fair value as of September 30, 2020.

Contingent Consideration

In the second quarter of 2020 the Company recorded a provisional amount of $7.8 million in contingent consideration, related to the valuation of Giner ELX’s earnout payments that the sellers are eligible to receive. In the third quarter of 2020, the Company assessed the fair value of the contingent consideration to be $8.9 million. The $1.1 million change in fair value of the contingent consideration is reflected in the unaudited interim condensed consolidated statement of operations for the three and nine months ended September 30, 2020.

Gain (Loss) on Extinguishment of Debt

In May 2020, the Company used a portion of the net proceeds from the issuance of the 3.75% Convertible Senior Notes to repurchase approximately $66.3 million of the 5.5% Convertible Senior Notes which resulted in a $13.2 million gain on early debt extinguishment.

In March of 2019, the Company restructured its long-term debt with New York Green Bank, which resulted in a loss on early debt extinguishment of $0.5 million.

Income Tax

The Company recognized an income tax benefit for the three and nine months ended September 30, 2020 of $6.5 million and $24.2 million, respectively. Income tax benefit for the three and nine months ended September 30, 2020 included $6.5 million and $19.0 million, respectively resulting from the intraperiod tax allocation rules under ASC Topic 740-20, Intraperiod Tax Allocation, under which the Company recognized an income tax benefit resulting from a source of future taxable income attributable to the net credit to additional paid-in capital related to the issuance of the 3.75% Convertible Senior Notes, offset by the partial extinguishment of the 5.5% Convertible Senior Notes. In addition, the Company recorded $5.2 million of income tax benefit for the nine months ended September 30, 2020 related to the recognition of net deferred tax liabilities in connection with the Giner ELX acquisition, which resulted in a corresponding reduction in our deferred tax asset valuation allowance. The Company has not changed its overall conclusion with respect to the need for a valuation allowance against its net deferred tax assets, which remain fully reserved.

The remaining net deferred tax asset generated from the Company’s current period net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carry forward will not be realized. The Company also recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Liquidity and Capital Resources

Liquidity

Our cash requirements relate primarily to working capital needed to operate and grow our business, including funding operating expenses, growth in inventory to support both shipments of new units and servicing the installed base, growth in equipment leased to customers under long-term arrangements, funding the growth in our GenKey “turn-key” solution, which includes the installation of our customers’ hydrogen infrastructure as well as production and delivery of the hydrogen fuel, continued development and expansion of our products, payment of lease/financing obligations under sale/leaseback financings, and the repayment or refinancing of our long-term debt. Our ability to achieve profitability and meet future liquidity needs and capital requirements will depend upon numerous factors, including the timing and quantity of product orders and shipments; attaining and expanding positive gross margins across all product lines; the timing and amount of our operating expenses; the timing and costs of working capital needs; the timing and costs of developing marketing and distribution channels; the ability of our customers to obtain financing to support commercial transactions; our ability to obtain financing arrangements to support the sale or leasing of our products and services to customers and to repay or refinance our long-term debt, and the terms of such agreements that may require us to pledge or restrict substantial amounts of our cash to support these financing arrangements; the timing and costs of developing marketing and distribution channels; the timing and costs of product service requirements; the timing and costs of hiring and training product staff; the timing and costs of product development and introductions; the extent of our ongoing and new research and development programs; and changes in our strategy or our planned activities. If we are unable to fund our operations with positive cash flows and cannot obtain external financing, we may not be able to sustain future operations. As a result, we may be required to delay, reduce and/or cease our operations and/or seek bankruptcy protection.

We have experienced and continue to experience negative cash flows from operations and net losses. The Company incurred net losses attributable to common stockholders of $~~85.5~~112.1 million and $~~67~~66.3~~2~~ million for the nine months ended September 30, 2020 and 2019, respectively, and had an accumulated deficit of $1.5~~4~~ billion at September 30, 2020.

We have historically funded our operations primarily through public and private offerings of equity and debt, as well as short-term borrowings, long-term debt and project financings. The Company believes that its current working capital and cash anticipated to be generated from future operations, as well as borrowings from lending and project financing sources and proceeds from equity and debt offerings, incl uding our at-the-market offering, will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. There is no guarantee that future funding will be available if and when required or at terms acceptable to the Company. This projection is based on our current expectations regarding new project financing and product sales and service, cost structure, cash burn rate and other operating assumptions.

During the nine months ended September 30, 2020, net cash used in operating activities was $156.~~9~~ 5 million, consisting primarily of a net loss attributable to the Company of $~~85.5~~112.1 million, and net outflows from fluctuations in working capital and other assets and liabilities of $90.8~~6.3~~ million. The changes in working capital primarily were related to increases and decreases in various current asset and liability accounts. As of September 30, 2020, we had cash and cash equivalents of $448.1 million and net working capital of $~~514.2~~526.1 million. By comparison, at December 31, 2019, we had cash and cash equivalents of $139.5 million and net working capital of $~~162.5~~179.7 million.

Net cash used in investing activities for the nine months ended September 30, 2020 totaled $71.7 million and included net cash paid for acquisitions, purchases of intangible assets, purchases of property, plant and equipment, and outflows associated with materials, labor, and overhead necessary to construct new leased property. Cash outflows related to equipment that we lease directly to customers are included in net cash used in investing activities.

Net cash provided by financing activities for the nine months ended September 30, 2020 totaled $590.~~6~~ 2 million and primarily resulted from the issuance of shares of common stock and convertible senior notes, and proceeds from borrowing on long-term debt, offset by the repurchase of convertible senior notes and purchase of related capped calls.

Public and Private Offerings of Equity and Debt

Common Stock Issuances

In August 2020, the Company issued and sold in a registered direct offering an aggregate of 35,276,250 shares of its common stock at a purchase price of $10.25 per share for net proceeds of approximately $344.4 million.

On April 13, 2020, the Company entered into an At Market Issuance Sales Agreement (ATM), with B. Riley FBR, Inc., as sales agent, or FBR, pursuant to which the Company may offer and sell, from time to time through FBR, shares of Company common stock having an aggregate offering price of up to $75.0 million. As of the date of this filing, the Company has not issued any shares of common stock pursuant to the ATM.

In December 2019, the Company issued and sold in a registered public offering an aggregate of 46 million shares of its common stock at a purchase price of $2.75 per share for net proceeds of approximately $120.4 million.

Prior to December 31, 2019, the Company entered into a previous ATM with FBR, which was terminated in the fourth quarter of 2019. Under this ATM, for the nine months ended September 30, 2019, the Company issued 6.3 million shares of common stock, resulting in net proceeds of $14.6 million.

In March 2019, the Company issued and sold in a registered direct offering an aggregate of 10 million shares of its common stock at a purchase price of $2.35 per share for net proceeds of approximately $23.5 million.

Convertible Senior Notes

In May 2020, the Company issued $212.8 million in aggregate principal amount of 3.75% convertible senior notes due 2025, which we refer to herein as the 3.75% Convertible Senior Notes. The total net proceeds from this offering, after deducting costs of the issuance, were $205.1 million. The Company used $90.2 million of the net proceeds from the offering of the 3.75% Convertible Senior Notes to repurchase $66.3 million of the $100 million in aggregate principal amount of 5.5% Convertible Senior Notes due 2023, which we refer to herein as the 5.5% Convertible Senior Notes. In addition, the Company used approximately $16.3 million of the net proceeds from the offering of the 3.75% Convertible Senior Notes to enter into privately negotiated capped called transactions. In October 2020, $28.0 million of the remaining 5.5% Convertible Senior Notes converted into 12.2 million shares of common stock.

In September 2019, the Company issued a $40.0 million in aggregate principal amount of 7.5% convertible senior note due 2023, which we refer to herein as the 7.5% Convertible Senior Note. The Company’s total obligation, net of interest accretion, due to the holder was $48.0 million. The total net proceeds from this offering, after deducting costs of the issuance, were $39.1 million. On July 1, 2020, the note automatically converted fully into 16.0 million shares of common stock.

Operating and Finance Leases

The Company enters into sale/leaseback agreements with various financial institutions to facilitate the Company’s commercial transactions with key customers. The Company sells certain fuel cell systems and hydrogen infrastructure to the financial institutions and leases the equipment back to support certain customer locations and to fulfill its varied Power Purchase Agreements (PPAs). Transactions completed under the sale/leaseback arrangements are generally accounted for as operating leases and therefore the sales of the fuel cell systems and hydrogen infrastructure are recognized as revenue. In connection with certain sale/leaseback transactions, the financial institutions require the Company to maintain cash balances in restricted accounts securing the Company’s finance obligations. Cash received from customers under the PPAs is used to make payments against the Company’s finance obligations. As the Company performs under these agreements, the required restricted cash balances are released, according to a set schedule. The total remaining lease payments to financial institutions under these agreements at September 30, 2020 was $332.8 million, $286.2 million of which were secured with restricted cash, security deposits backing letters of credit, and pledged service escrows.

The Company has varied master lease agreements with Wells Fargo Equipment Finance, Inc., or Wells Fargo, to finance the Company’s commercial transactions with various customers. The Wells Fargo lease agreements were entered into during 2017, 2018, 2019 and 2020. Pursuant to the lease agreements, the Company sells fuel cell systems and hydrogen infrastructure to Wells Fargo and then leases them back and operates them at Walmart sites. The Company has a customer guarantee for a large portion of the transactions entered into in connection with such lease agreements. The Wells Fargo lease agreements required letters of credit totaling approximately $78.8 million for the unguaranteed portion as of September 30, 2020. The total remaining lease liabilities owed to Wells Fargo were $114.3 million at September 30, 2020.

Over recent years, including in 2019, the Company has entered into master lease agreements with multiple institutions such as Key Equipment Finance (KeyBank), SunTrust Equipment Finance & Lease Corp. (now known as Truist Bank), First American Bancorp, Inc. (First American), Crestmark Equipment Finance (Crestmark) and U.S. Bank. During the nine months ended September 30 2020, the Company entered into additional lease agreements with KeyBank, First American, Truist Bank, Crestmark and U.S. Bank. Similar to the Wells Fargo lease agreements, the primary purpose of these agreements is to finance commercial transactions with varied customers. Most of the transactions with these financial institutions required cash collateral for the unguaranteed portions totaling $189.9 million as of September 30, 2020. Similar to the Wells Fargo lease agreements, in many cases the Company has a customer guarantee for a large portion of the transactions. The total remaining lease liabilities owed to these financial institutions were $218.5 million at September 30, 2020.

Restricted Cash

As security for the above noted sale/leaseback agreements, cash of $133.4 million was required to be restricted as of September 30, 2020, which restricted cash will be released over the lease term. As of September 30, 2020, the Company also had letters of credit backed by security deposits totaling $149.3 million for the above noted sale/leaseback agreements.

In addition, as of September 30, 2020, the Company also had letters of credit in the aggregate amount of $0.5 million associated with a finance obligation from the sale/leaseback of its building. We consider cash collateralizing this letter of credit as restricted cash.

Secured Debt

In March 2019, the Company, and its subsidiaries Emerging Power Inc. and Emergent Power Inc., entered into a loan and security agreement, as amended (the Loan Agreement), with Generate Lending, LLC (Generate Capital), providing for a secured term loan facility in the amount of $100.0 million (the Term Loan Facility). The Company borrowed $85.0 million under the Loan Agreement on the date of closing and borrowed an additional $15.0 million in April 2019 and $20 million in November 2019. A portion of the initial proceeds of the loan was used to pay in full the Company’s long-term debt with NY Green Bank, a Division of the New York State Energy Research & Development Authority, including accrued interest of $17.6 million (the Green Bank Loan), and terminate approximately $50.3 million of certain equipment leases with Generate Plug Power SLB II, LLC and repurchase the associated leased equipment. In connection with this transaction, the Company recognized a loss on extinguishment of debt of approximately $0.5 million during the nine months ended September 30, 2019. This loss was recorded in gain (loss) on extinguishment of debt, in the Company’s unaudited interim condensed consolidated statement of operations. Additionally, $1.7 million was paid to an escrow account related to additional fees due in connection with the Green Bank Loan if the Company does not meet certain New York State employment and fuel cell deployment targets by March 2021. Amount escrowed is recorded in short-term other assets on the Company’s unaudited interim condensed consolidated balance sheets as of September 30, 2020. The Company presently expects to meet the targets as required under the arrangement. During the nine months ended September 30, 2020, the Company received $250 thousand from escrow related to the New York state employment targets.

Additionally, on May 6, 2020, the Company and its subsidiaries, Emerging Power, Inc. and Emergent Power, Inc., entered into a Fifth Amendment (the Amendment) to the Loan Agreement and Security Agreement, dated as of March 29, 2019, as amended (the Loan Agreement) with Generate Lending, LLC (Generate Capital). The Amendment amends the Loan Agreement to, among other things, (i) provide for an incremental term loan in the amount of $50.0 million, (ii) provide for additional, uncommitted incremental term loans in an aggregate amount not to exceed $50.0 million, which may become available to the Company in Generate Capital’s sole discretion, (iii) reduce the interest rate on all loans to 9.50% from 12.00% per annum, and (iv) extend the maturity date to October 31, 2025 from October 6, 2022. The $50 million incremental term loan has been fully funded. In connection with the restructuring, the Company capitalized $1.0 million of origination fees and expensed $300 thousand in legal fees. In the third quarter of 2020, the Company borrowed an additional $50.0 million, under the amended Loan Agreement.

On September 30, 2020, the outstanding balance under the Term Loan Facility was $185.0 million with a 9.5% annual interest rate.

The Loan Agreement includes covenants, limitations, and events of default customary for similar facilities. Interest and a portion of the principal amount is payable on a quarterly basis. Principal payments will be funded in part by releases of restricted cash, as described in Note 16, Commitments and Contingencies. Based on the amortization schedule as of September 30, 2020, the outstanding balance of $185.0 million under the Term Loan Facility must be fully paid by October 31, 2025.

All obligations under the Loan Agreement are unconditionally guaranteed by Emerging Power Inc. and Emergent Power Inc.  The Term Loan Facility is secured by substantially all of the Company’s and the guarantor subsidiaries’ assets, including, among other assets, all intellectual property, all securities in domestic subsidiaries and 65% of the securities in foreign subsidiaries, subject to certain exceptions and exclusions.

The Loan Agreement contains covenants, including, among others, (i) the provision of annual and quarterly financial statements, management rights and insurance policies and (ii) restrictions on incurring debt, granting liens, making acquisitions, making loans, paying dividends, dissolving, and entering into leases and asset sales and (iii) compliance with a collateral coverage covenant. The Loan Agreement also provides for events of default, including, among others, payment, bankruptcy, covenant, representation and warranty, change of control, judgment and material adverse effect defaults at the discretion of the lender. As of September 30, 2020, the Company was in compliance with all the covenants.

The Loan Agreement provides that if there is an event of default due to the Company’s insolvency or if the Company fails to perform in any material respect the servicing requirements for fuel cell systems under certain customer agreements, which failure would entitle the customer to terminate such customer agreement, replace the Company or withhold the payment of any material amount to the Company under such customer agreement, then Generate Capital has the right to cause Proton Services Inc., a wholly owned subsidiary of the Company, to replace the Company in performing the maintenance services under such customer agreement.

As of September 30, 2020, the Term Loan Facility requires the principal balance as of each of the following dates not to exceed the following (in thousands):

December 31, 2020	$164,017
December 31, 2021	127,317
December 31, 2022	93,321
December 31, 2023	62,920
December 31, 2024	33,692
December 31, 2025	—

Several key indicators of liquidity are summarized in the following table (in thousands):

	Nine months	Year
	ended or at	ended or at
	September 30, 2020	December 31, 2019
Cash and cash equivalents at end of period	$448,140	$139,496
Restricted cash at end of period	283,232	230,004
Working capital at end of period	 ~~514,163~~526,072	 ~~162,549~~179,698
Net loss attributable to common stockholders	(~~85,533~~112,076)	(85,555~~17~~	)
Net cash used in operating activities	(156,506~~910~~ )	(53,324~~1,522~~	)
Net cash used in investing activities	(71,715)	(14,244)
Net cash provided by financing activities	590,183~~587~~	326,974~~5,060~~

On May 18, 2020, the Company issued $200.0 million in aggregate principal amount of 3.75% Convertible Senior Notes due June 1, 2025, which is referred to herein as the 3.75% Convertible Senior Notes, in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. On May 29, 2020, the Company issued an additional $12.5 million in aggregate principal amount of 3.75% Convertible Senior Notes.

At issuance in May 2020, the total net proceeds from the 3.75% Convertible Senior Notes were as follows:

Amount
(in thousands)
Principal amount	$212,463
Less initial purchasers' discount	(6,374)
Less cost of related capped calls	(16,253)
Less other issuance costs	(617)
Net proceeds	$189,219

3.75% Convertible Senior Notes

The 3.75% Convertible Senior Notes bear interest at a rate of 3.75% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The notes will mature on June 1, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.

The 3.75% Convertible Senior Notes are senior, unsecured obligations of the Company and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment to any of the Company’s existing and future liabilities that are not so subordinated, including the Company’s $100 million in aggregate principal amount of 5.5% Convertible Senior Notes due 2023, which is referred to herein as the 5.5% Convertible Senior Notes, effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to all indebtedness and other liabilities, including trade payables, of its current or future subsidiaries.

Holders of the 3.75% Convertible Senior Notes may convert their notes at their option at any time prior to the close of the business day immediately preceding December 1, 2024 in the following circumstances:

1)	during any calendar quarter commencing after September 30, 2020, if the last reported sale price of the Company’s common stock exceeds 130% of the conversion price for each of at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

2)	during the five business days after any five consecutive trading day period (such five consecutive trading day period, the measurement period) in which the trading price per $1,000 principal amount of the 3.75% Convertible Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate on each such trading day;

3)	if the Company calls any or all of the 3.75% Convertible Senior Notes for redemption, any such notes that have been called for redemption may be converted at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

4)	upon the occurrence of specified corporate events, as described in the indenture governing the 3.75% Convertible Senior Notes.

On or after December 1, 2024, the holders of the 3.75% Convertible Senior Notes may convert all or any portion of their notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

The initial conversion rate for the 3.75% Convertible Senior Notes will be 198.6196 shares of the Company’s common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $5.03 per share of the Company’s common stock, subject to adjustment upon the occurrence of specified events. Upon conversion, the Company will pay or deliver, as applicable, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, at the Company’s election.

In addition, following certain corporate events or following issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or convert its notes called for redemption during the related redemption period in certain circumstances.

The 3.75% Convertible Senior Notes will be redeemable, in whole or in part, at the Company’s option at any time, and from time to time, on or after June 5, 2023 and before the 41st scheduled trading day immediately before the maturity date, at a cash redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including at least one of the three trading days immediately preceding the date the Company sends the related redemption notice, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company sends such redemption notice.

If the Company undergoes a “fundamental change” (as defined in the Indenture), holders may require the Company to repurchase their notes for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, to, but excluding, the fundamental change repurchase date.

In accounting for the issuance of the 3.75% Convertible Senior Notes, the Company separated the notes into liability and equity components. The initial carrying amount of the liability component of approximately $75.2 million, net of costs incurred, was calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component of approximately $130.3 million, net of costs incurred, representing the conversion option, was determined by deducting the fair value of the liability component from the par value of the 3.75% Convertible Senior Notes. The difference between the principal amount of the 3.75% Convertible Senior Notes and the liability component (the debt discount) is amortized to interest expense using the effective interest method over the term of the 3.75% Convertible Senior Notes. The effective interest rate is approximately 29.0%. The equity component of the 3.75% Convertible Senior Notes is included in additional paid-in capital in the unaudited interim condensed consolidated balance sheets and is not remeasured as long as it continues to meet the conditions for equity classification.

We incurred transaction costs related to the issuance of the 3.75% Convertible Senior Notes of approximately $7.0 million, consisting of initial purchasers’ discount of approximately $6.4 million and other issuance costs of $0.6 million. In accounting for the transaction costs, we allocated the total amount incurred to the liability and equity components using the same proportions as the proceeds from the 3.75% Convertible Senior Notes. Transaction costs attributable to the liability component were approximately $2.6 million, were recorded as debt issuance cost (presented as contra debt in the unaudited interim condensed consolidated balance sheets) and are being amortized to interest expense over the term of the 3.75% Convertible Senior Notes. The transaction costs attributable to the equity component were approximately $4.4 million and were netted with the equity component in stockholders’ equity.

The 3.75% Convertible Senior Notes consisted of the following (in thousands):

September 30,
2020
Principal amounts:
Principal	$212,463
Unamortized debt discount (1)	(129,101)
Unamortized debt issuance costs (1)	(2,425)
Net carrying amount	$80,937
Carrying amount of the equity component (2)	$130,249

1)	Included in the unaudited interim condensed consolidated balance sheets within the 3.75% Convertible Senior Notes, net and amortized over the remaining life of the notes using the effective interest rate method.

2)	Included in the unaudited interim condensed consolidated balance sheets within additional paid-in capital, net of $4.4 million in equity issuance costs and associated income tax benefit of $19.0 million.

Based on the closing price of the Company’s common stock of $13.41 on September 30, 2020, the if-converted value of the notes was greater than the principal amount. The estimated fair value of the note at September 30, 2020 was approximately $532.3 million. The Company utilized a Monte Carlo simulation model to estimate the fair value of the convertible debt. The simulation model is designed to capture the potential settlement features of the convertible debt, in conjunction with simulated changes in the Company’s stock price over the term of the note, incorporating a volatility assumption of 75%. This is considered a Level 3 fair value measurement.

Capped Call

In conjunction with the pricing of the 3.75% Convertible Senior Notes, the Company entered into privately negotiated capped call transactions (3.75% Notes Capped Call) with certain counterparties at a price of $16.2 million. The 3.75% Notes Capped Call cover, subject to anti-dilution adjustments, the aggregate number of shares of the Company’s common stock that underlie the initial 3.75% Convertible Senior Notes and is generally expected to reduce potential dilution to the Company’s common stock upon any conversion of the 3.75% Convertible Senior Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. The cap price of the 3.75% Notes Capped Call is initially $6.7560 per share, which represents a premium of approximately 60% over the last then-reported sale price of the Company’s common stock of $4.11 per share on the date of the transaction and is subject to certain adjustments under the terms of the 3.75% Notes Capped Call. The 3.75% Notes Capped Call becomes exercisable if the conversion option is exercised.

The net cost incurred in connection with the 3.75% Notes Capped Call has been recorded as a reduction to additional paid-in capital in the unaudited interim condensed consolidated balance sheet.

7.5% Convertible Senior Note

In September 2019, the Company issued $40.0 million aggregate principal amount of 7.5% Convertible Senior Note due on January 5, 2023, which is referred to herein as the 7.5% Convertible Senior Note, in exchange for net proceeds of $39.1 million, in a private placement to an accredited investor pursuant to Rule 144A under the Securities Act. There were no required principal payments prior to the maturity of the 7.5% Convertible Senior Note. Upon maturity of the 7.5% Convertible Senior Note, the Company was required to repay 120% of $40.0 million, or $48.0 million. The 7.5% Convertible Senior Note bore interest at 7.5% per year, payable quarterly in arrears on January 5, April 5, July 5 and October 5 of each year beginning on October 5, 2019 and was to mature on January 5, 2023 unless earlier converted or repurchased in accordance with its terms. The 7.5% Convertible Senior Note was unsecured and did not contain any financial covenants or any restrictions on the payment of dividends, or the issuance or repurchase of common stock by the Company.

On July 1, 2020, the 7.5% Convertible Senior Note automatically converted into 16.0 million shares of common stock.

5.5% Convertible Senior Notes

In March 2018, the Company issued $100.0 million in aggregate principal amount of 5.5% Convertible Senior Notes due on March 15, 2023, which is referred to herein as the 5.5% Convertible Senior Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

In May 2020, the Company used a portion of the net proceeds from the issuance of the 3.75% Convertible Senior Notes to finance the cash portion of the partial repurchase of the 5.5% Convertible Senior Notes, which consisted of a repurchase of approximately $66.3 million in aggregate principal amount of the 5.5% Convertible Senior Notes in privately-negotiated transactions for aggregate consideration of $128.9 million, consisting of approximately $90.2 million in cash and approximately 9.4 million shares of the Company’s common stock. Of the $128.9 million in aggregate consideration, $35.5 million and $93.4 million were allocated to the debt and equity components, respectively, utilizing an effective discount rate of 29.8% to determine the fair value of the liability component. As of the repurchase date, the carrying value of the 5.5% Convertible Senior Notes that were repurchased, net of unamortized debt discount and issuance costs, was $48.7 million. The partial repurchase of the 5.5% Convertible Senior Notes resulted in a $13.2 million gain on early debt extinguishment. As of September 30, 2020, approximately $33.7 million aggregate principal amount of the 5.5% Convertible Senior Notes remained outstanding. In October 2020, $28.0 million of the remaining 5.5% Convertible Senior Notes converted into 12.2 million shares of common stock.

At issuance in March 2018, the total net proceeds from the 5.5% Convertible Senior Notes were as follows:

Amount
(in thousands)
Principal amount	$100,000
Less initial purchasers' discount	(3,250)
Less cost of related capped call and common stock forward	(43,500)
Less other issuance costs	(894)
Net proceeds	$52,356

The 5.5% Convertible Senior Notes bear interest at 5.5%, payable semi-annually in cash on March 15 and September 15 of each year. The 5.5% Convertible Senior Notes will mature on March 15, 2023, unless earlier converted or repurchased in accordance with their terms. The 5.5% Convertible Senior Notes are unsecured and do not contain any financial covenants or any restrictions on the payment of dividends, or the issuance or repurchase of common stock by the Company.

Each $1,000 principal amount of the 5.5% Convertible Senior Notes is convertible into 436.3002 shares of the Company’s common stock, which is equivalent to a conversion price of approximately $2.29 per share, subject to adjustment upon the occurrence of specified events.  Holders of these 5.5% Convertible Senior Notes may convert their 5.5% Convertible Senior Notes at their option at any time prior to the close of the last business day immediately preceding September 15, 2022, only under the following circumstances:

1)	during any calendar quarter (and only during such calendar quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

2)	during the five business day period after any five consecutive trading day period (the measurement period) in which the trading price (as defined in the indenture governing the 5.5% Convertible Senior Notes) per $1,000 principal amount of 5.5% Convertible Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate for the 5.5% Convertible Senior Notes on each such trading day;

3)	if the Company calls any or all of the 5.5% Convertible Senior Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

4)	upon the occurrence of certain specified corporate events, such as a beneficial owner acquiring more than 50% of the total voting power of the Company’s common stock, recapitalization of the Company, dissolution or liquidation of the Company, or the Company’s common stock ceases to be listed on an active market exchange.

On or after September 15, 2022, holders may convert all or any portion of their 5.5% Convertible Senior Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Upon conversion of the 5.5% Convertible Senior Notes, the Company will pay or deliver, as the case may be, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, at the Company’s election. While the Company plans to settle the principal amount of the 5.5% Convertible Senior Notes in cash subject to available funding at time of settlement, we currently use the if-converted method for calculating any potential dilutive effect of the conversion option on diluted net income per share, subject to meeting the criteria for using the treasury stock method in future periods.

The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued or unpaid interest. Holders who convert their 5.5% Convertible Senior Notes in connection with certain corporate events that constitute a “make-whole fundamental change” per the indenture governing the 5.5% Convertible Senior Notes or in connection with a redemption will be, under certain circumstances, entitled to an increase in the conversion rate. In addition, if the Company undergoes a fundamental change prior to the maturity date, holders may require the Company to repurchase for cash all or a portion of its 5.5% Convertible Senior Notes at a repurchase price equal to 100% of the principal amount of the repurchased 5.5% Convertible Senior Notes, plus accrued and unpaid interest.

The Company may not redeem the 5.5% Convertible Senior Notes prior to March 20, 2021. The Company may redeem for cash all or any portion of the 5.5% Convertible Senior Notes, at the Company’s option, on or after March 20, 2021 if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including at least one of the three trading days immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 5.5% Convertible Senior Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

In accounting for the issuance of the notes, the Company separated the 5.5% Convertible Senior Notes into liability and equity components. The initial carrying amount of the liability component of approximately $58.2 million, net of costs incurred, was calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component of approximately $37.7 million, net of costs incurred, representing the conversion option, was determined by deducting the fair value of the liability component from the par value of the 5.5% Convertible Senior Notes. The difference between the principal amount of the 5.5% Convertible Senior Notes and the liability component (the debt discount) is amortized to interest expense using the effective interest method over the term of the 5.5% Convertible Senior Notes. The effective interest rate is approximately 16.0%. The equity component of the 5.5% Convertible Senior Notes is included in additional paid-in capital in the unaudited interim condensed consolidated balance sheets and is not remeasured as long as it continues to meet the conditions for equity classification.

We incurred transaction costs related to the issuance of the 5.5% Convertible Senior Notes of approximately $4.1 million, consisting of initial purchasers’ discount of approximately $3.3 million and other issuance costs of $0.9 million. In accounting for the transaction costs, we allocated the total amount incurred to the liability and equity components using the same proportions as the proceeds from the 5.5% Convertible Senior Notes. Transaction costs attributable to the liability component were approximately $2.4 million, were recorded as debt issuance cost (presented as contra debt in the unaudited interim condensed consolidated balance sheets) and are being amortized to interest expense over the term of the 5.5% Convertible Senior Notes. The transaction costs attributable to the equity component were approximately $1.7 million and were netted with the equity component in stockholders’ equity.

The 5.5% Convertible Senior Notes consisted of the following (in thousands):

	September 30,	December 31,
	2020	2019
Principal amounts:
Principal	$33,660	$100,000
Unamortized debt discount (1)	(7,477)	(27,818)
Unamortized debt issuance costs (1)	(403)	(1,567)
Net carrying amount	$25,780	$70,615
Carrying amount of the equity component (2)	$—	$37,702

1)	Included in the unaudited interim condensed consolidated balance sheets within the 5.5% Convertible Senior Notes, net and amortized over the remaining life of the 5.5% Convertible Senior Notes using the effective interest rate method.

2)	Included in the unaudited interim condensed consolidated balance sheets within additional paid-in capital, net of $1.7 million in equity issuance costs and associated income tax benefit of $9.2 million, at December 31, 2019.

Based on the closing price of the Company’s common stock of $13.41 on September 30, 2020, the if-converted value of the 5.5% Convertible Senior Notes was greater than the principal amount. The estimated fair value of the 5.5% Convertible Senior Notes at September 30, 2020 and December 31, 2019 was approximately $195.3 million and $135.3 million, respectively. The Company utilized a Monte Carlo simulation model to estimate the fair value of the convertible debt. The simulation model is designed to capture the potential settlement features of the convertible debt, in conjunction with simulated changes in the Company’s stock price over the term of the 5.5% Convertible Senior Notes, incorporating a volatility assumption of 75%. This is considered a Level 3 fair value measurement.

Capped Call

In conjunction with the pricing of the 5.5% Convertible Senior Notes, the Company entered into privately negotiated capped call transactions (5.5% Notes Capped Call) with certain counterparties at a price of $16.0 million. The 5.5% Notes Capped Call cover, subject to anti-dilution adjustments, the aggregate number of shares of the Company’s common stock that underlie the initial 5.5% Convertible Senior Notes and is generally expected to reduce the potential dilution to the Company’s common stock upon any conversion of the 5.5% Convertible Senior Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted 5.5% Convertible Senior Notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. The cap price of the 5.5% Notes Capped Call is initially $3.82 per share, which represents a premium of 100% over the last then-reported sale price of the Company’s common stock of $1.91 per share on the date of the transaction and is subject to certain adjustments under the terms of the 5.5% Notes Capped Call. The 5.5% Notes Capped Call becomes exercisable if the conversion option is exercised.

The net cost incurred in connection with the 5.5% Notes Capped Call has been recorded as a reduction to additional paid-in capital in the unaudited interim condensed consolidated balance sheets.

In conjunction with the partial repurchase of the 5.5% Convertible Senior Notes, the Company terminated 100% of the 5.5% Notes Capped Call on June 5, 2020. As a result of the termination, the Company received $24.2 million which is recorded in additional paid-in capital.

Common Stock Forward

In connection with the issuance of the 5.5% Convertible Senior Notes, the Company also entered into a forward stock purchase transaction, or the Common Stock Forward, pursuant to which the Company agreed to purchase 14,397,906 shares of its common stock for settlement on or about March 15, 2023. In connection with the issuance of the 3.75% Convertible Senior Notes, the Company amended and extended the maturity of the Common Stock Forward to June 1, 2025. The number of shares of common stock that the Company will ultimately repurchase under the Common Stock Forward is subject to customary anti-dilution adjustments. The Common Stock Forward is subject to early settlement or settlement with alternative consideration in the event of certain corporate transactions.

The net cost incurred in connection with the Common Stock Forward of $27.5 million has been recorded as an increase in treasury stock in the unaudited interim condensed consolidated balance sheets. The related shares were accounted for as a repurchase of common stock.

In conjunction with the partial payoff of the 5.5% Convertible Senior Notes, the Common Stock Forward’s expiration date was extended to June 1, 2025.

The book values of the 5.5% Notes Capped Call and Common Stock Forward are not remeasured.

During October 2020, the Common Stock Forward was partially settled and, as a result, the Company received 3.5 million shares of its common stock.

Amazon Transaction Agreement

On April 4, 2017, the Company and Amazon entered into a Transaction Agreement (the Amazon Transaction Agreement), pursuant to which the Company agreed to issue to Amazon.com NV Investment Holdings LLC, a wholly owned subsidiary of Amazon, warrants to acquire up to 55,286,696 shares of the Company’s common stock (the Amazon Warrant Shares), subject to certain vesting events described below. The Company and Amazon entered into the Amazon Transaction Agreement in connection with existing commercial agreements between the Company and Amazon with respect to the deployment of the Company’s GenKey fuel cell technology at Amazon distribution centers. The existing commercial agreements contemplate, but do not guarantee, future purchase orders for the Company’s fuel cell technology. The vesting of the Amazon Warrant Shares is linked to payments made by Amazon or its affiliates (directly or indirectly through third parties) pursuant to the existing commercial agreements.

The majority of the Amazon Warrant Shares will vest based on Amazon’s payment of up to $600.0 million to the Company in connection with Amazon’s purchase of goods and services from the Company. The first tranche of 5,819,652 Amazon Warrant Shares vested upon the execution of the Amazon Transaction Agreement. Accordingly, $6.7 million, the fair value of the first tranche of Amazon Warrant Shares, was recognized as selling, general and administrative expense during 2017. All future provision for common stock warrants is measured based on their grant-date fair value and recorded as a charge against revenue. The second tranche of 29,098,260 Amazon Warrant Shares vested in four installments of 7,274,565 Amazon Warrant Shares each time Amazon or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $200.0 million in the aggregate. The exercise price for the first and second tranches of Amazon Warrant Shares is $1.1893 per share. The third tranche of 20,368,784 Amazon Warrant Shares will vest in eight installments of 2,546,098 Amazon Warrant Shares each time Amazon or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $400.0 million in the aggregate. The exercise price of the third tranche of Amazon Warrant Shares is $13.81, which is an amount per share equal to ninety percent (90%) of the 30-day volume weighted average share price of the common stock as of the final vesting date of the second tranche of Amazon Warrant Shares. The Amazon Warrant Shares are exercisable through April 4, 2027. The Amazon Warrant Shares provide for net share settlement that, if elected by the holders, will reduce the number of shares issued upon exercise to reflect net settlement of the exercise price. The Amazon Warrant Shares provide for certain adjustments that may be made to the exercise price and the number of shares of common stock issuable upon exercise due to customary anti-dilution provisions based on future events. These warrants are classified as equity instruments.

At September 30, 2020 and December 31, 2019, 27,643,347 and 20,368,782 of the Amazon Warrant Shares had vested, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Amazon Warrant during the three months ended September 30, 2020 and 2019 was $17.3 million and $1.0 million, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Amazon Warrant during the nine months ended September 30, 2020 and 2019 was $22.0 million and $2.0 million, respectively.

During the third quarter of 2020, approximately $23.8 million of recorded revenue from Amazon was constrained by the tranche 3 of the Amazon Warrant Shares. An additional 7,274,565 Amazon Warrant Shares vested on November 2, 2020, representing the final vesting of tranche 2, resulting in cumulative vesting in 34,917,912 Warrant Shares since the execution of the Amazon Transaction Agreement. In accordance with terms of the Amazon Transaction Agreement as described above, upon final vesting of tranche 2, the tranche 3 Amazon Warrant Shares exercise price was determined to be $13.81 per share. Based on the exercise price of the third tranche of the Amazon Warrant Shares, among other things, the fair value of the 20,368,784 tranche 3 Amazon Warrant Shares is estimated to be $10.60 each, compared to the fair value of tranche 2 Amazon Warrant Shares of $1.05 each.

The Company also recorded a provision for losses of $4.3 million in the third quarter of 2020 related to Amazon service contracts, caused primarily by the increase in the value of the tranche 3 warrants, driven by recent increases in the Company’s stock price.

Walmart Transaction Agreement

On July 20, 2017, the Company and Walmart entered into a Transaction Agreement (the Walmart Transaction Agreement), pursuant to which the Company agreed to issue to Walmart a warrant to acquire up to 55,286,696 shares of the Company’s common stock, subject to certain vesting events (the Walmart Warrant Shares). The Company and Walmart entered into the Walmart Transaction Agreement in connection with existing commercial agreements between the Company and Walmart with respect to the deployment of the Company’s GenKey fuel cell technology across various Walmart distribution centers. The existing commercial agreements contemplate, but do not guarantee, future purchase orders for the Company’s fuel cell technology. The vesting of the warrant shares is linked to payments made by Walmart or its affiliates (directly or indirectly through third parties) pursuant to transactions entered into after January 1, 2017 under existing commercial agreements.

The majority of the Walmart Warrant Shares will vest based on Walmart’s payment of up to $600.0 million to the Company in connection with Walmart’s purchase of goods and services from the Company. The first tranche of 5,819,652 Walmart Warrant Shares vested upon the execution of the Walmart Transaction Agreement. Accordingly, $10.9 million, the fair value of the first tranche of Walmart Warrant Shares, was recorded as a provision for common stock warrants and presented as a reduction to revenue on the unaudited interim condensed consolidated statements of operations during 2017. All future provision for common stock warrants is measured based on their grant-date fair value and recorded as a charge against revenue. The second tranche of 29,098,260 Walmart Warrant Shares will vest in four installments of 7,274,565 Walmart Warrant Shares each time Walmart or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $200.0 million in the aggregate. The exercise price for the first and second tranches of Walmart Warrant Shares is $2.1231 per share. After Walmart has made payments to the Company totaling $200.0 million, the third tranche of 20,368,784 Walmart Warrant Shares will vest in eight installments of 2,546,098 Walmart Warrant Shares each time Walmart or its affiliates, directly or indirectly through third parties, make an aggregate of $50.0 million in payments for goods and services to the Company, up to payments totaling $400.0 million in the aggregate. The exercise price of the third tranche of Walmart Warrant Shares will be an amount per share equal to ninety percent (90%) of the 30-day volume weighted average share price of the common stock as of the final vesting date of the second tranche of Walmart Warrant Shares, provided that, with limited exceptions, the exercise price for the third tranche will be no lower than $1.1893. The Walmart Warrant Shares are exercisable through July 20, 2027.

The Walmart Warrant Shares provide for net share settlement that, if elected by the holders, will reduce the number of shares issued upon exercise to reflect net settlement of the exercise price. The Walmart Warrant Shares provide for certain adjustments that may be made to the exercise price and the number of shares of common stock issuable upon exercise due to customary anti-dilution provisions based on future events. These warrants are classified as equity instruments.

At September 30, 2020 and December 31, 2019, 13,094,217 and 5,819,652 of the Walmart Warrant Shares had vested, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Walmart Warrant during the three months ended September 30, 2020 and 2019 was $1.3 million and $0.5 million, respectively. The amount of provision for common stock warrants recorded as a reduction of revenue for the Walmart Warrant during the nine months ended September 30, 2020 and 2019 was $3.2 million and $1.7 million, respectively.

Lessor Obligations

As of September 30, 2020, the Company had noncancelable operating leases (as lessor), primarily associated with assets deployed at customer sites. These leases expire over the next one to nine years. Leases contain termination clauses with associated penalties, the amount of which cause the likelihood of cancellation to be remote.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 2020 were as follows (in thousands):

Remainder of 2020	$8,272
2021	34,436
2022	32,665
2023	30,043
2024	26,660
2025 and thereafter	$49,351
Total future minimum lease payments	$181,427

Lessee Obligations

As of September 30, 2020, the Company had operating and finance leases, as lessee, primarily associated with sale/leaseback transactions that are partially secured by restricted cash, security deposits and pledged escrows (see also Note 1, Nature of Operations) as summarized below. These leases expire over the next one to eight years. Minimum rent payments under operating and finance leases are recognized on a straight-line basis over the term of the lease. Leases contain termination clauses with associated penalties, the amount of which cause the likelihood of cancellation to be remote.

In prior periods, the Company entered into sale/leaseback transactions that were accounted for as finance leases and reported as part of finance obligations. The outstanding balance of finance obligations related to sale/leaseback transactions at September 30, 2020 and December 31, 2019 was $25.9 million and $31.7 million, respectively. The fair value of the finance obligation approximated the carrying value as of both September 30, 2020 and December 31, 2019.

The Company has sold future services to be performed associated with certain sale/leaseback transactions and recorded the balance as a finance obligation. The outstanding balance of this obligation at September 30, 2020 was $144.3 million, of which $22.2 million and $122.1 million were classified as short-term and long-term, respectively, on the unaudited interim condensed consolidated balance sheets. The outstanding balance of this obligation at December 31, 2019 was $109.4 million, of which $15.5 million and $93.9 million were classified as short-term and long-term, respectively. The amount is amortized using the effective interest method. The fair value of this finance obligation approximated the carrying value as of September 30, 2020.

The Company has a finance lease associated with its property and equipment in Latham, New York. A liability relating to this lease of $2.8 million has been recorded as a finance obligation in the unaudited interim condensed consolidated balance sheet as of September 30. The fair value of this finance obligation approximated the carrying value as of September 30, 2020.

Future minimum lease payments under operating and finance leases (with initial or remaining lease terms in excess of one year) as of September 30, 2020 were as follows (in thousands):

			Other	Total
	Operating	Finance	Leased	Finance
	Leases	Leases	Property	Obligations
Remainder of 2020	$14,639	$2,546	$186	$17,371
2021	58,505	9,276	590	68,371
2022	58,480	4,975	573	64,028
2023	55,655	3,149	549	59,353
2024	54,203	16,154	632	70,989
2025 and thereafter	71,304	—	1,174	72,478
Total future minimum lease payments	312,786	36,100	3,704	352,590
Less imputed lease interest	(84,903)	(10,190)	(947)	(96,040)
Sale of future services	144,292	—	—	144,292
Total lease liabilities	$372,175	$25,910	$2,757	$400,842

Rental expense for all operating leases was $14.6 million and $7.8 million for the three months ended September 30, 2020 and 2019, respectively. Rental expense for all operating leases was $40.1 million and $19.9 million for the nine months ended September 30, 2020 and 2019, respectively.

The gross profit on sale/leaseback transactions for all operating leases was $24.5 million and $44.2 million for the three and nine months ended September 30, 2020, respectively, and $14.8 million and $30.9 million for the three and nine months ended September 30, 2019, respectively. Right of use assets obtained in exchange for new operating lease liabilities was $41.1 million and $86.5 million for the three and nine months ended September 30, 2020, respectively, and $38.4 million and $72.9 million for the three and nine months ended September 30, 2019.

At both September 30, 2020 and December 31, 2019, security deposits associated with sale/leaseback transactions were $5.8 million and were included in other assets in the unaudited interim condensed consolidated balance sheets.

Other information related to the operating leases are presented in the following tables:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Cash payments (in thousands)	$40,500	$19,222

	September 30,
	2020	2019
Weighted average remaining lease term (years)	5.5	5.25
Weighted average discount rate	12.1%	12.1%

Finance lease costs include amortization of the right of use assets (i.e., depreciation expense) and interest on lease liabilities (i.e., interest and other expense, net in the unaudited interim consolidated statement of operations). Finance lease costs were as follows (in thousands):

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Amortization of right of use asset	$2,655	$2,308
Interest on finance obligations	1,778	3,194
Total finance lease cost	$4,433	$5,502

Right of use assets obtained in exchange for new finance lease liabilities was $41.1 million and $86.5 million for the three and nine months ended September 30, 2020, respectively, and $38.4 million and $72.9 million for the three and nine months ended September 30, 2019, respectively.

Other information related to the finance leases are presented in the following tables:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Cash payments (in thousands)	$7,847	$57,659

	As of September 30,
	2020	2019
Weighted average remaining lease term (years)	3.36	3.09
Weighted average discount rate	7.8%	11.1%

Restricted Cash

As security for the above noted sale/leaseback agreements, cash of $133.4 million was required to be restricted as of September 30, 2020, which restricted cash will be released over the lease term. As of September 30, 2020, the Company also had letters of credit backed by security deposits totaling $149.3 million for the above noted sale/leaseback agreements.

In addition, as of September 30, 2020, the Company also had letters of credit in the aggregate amount of $0.5 million associated with a finance obligation from the sale/leaseback of its building. We consider cash collateralizing this letter of credit as restricted cash.

Legal matters are defended and handled in the ordinary course of business.  The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse impact on our results of operations, financial position, or cash flows.

Concentrations of Credit Risk

Concentrations of credit risk with respect to receivables exist due to the limited number of select customers with whom the Company has initial commercial sales arrangements. To mitigate credit risk, the Company performs appropriate evaluation of a prospective customer’s financial condition.

At September 30, 2020, one customer comprised approximately 84.5% of the total accounts receivable balance. At December 31, 2019, two customers comprised approximately 63.4% of the total accounts receivable balance.

For the nine months ended September 30, 2020, 71.8% of total consolidated revenues were associated primarily with two customers. For the nine months ended September 30, 2019, 62.3% of total consolidated revenues were associated primarily with three customers. For purposes of assigning a customer to a sale/leaseback transaction completed with a financial institution, the Company considers the end user of the assets to be the ultimate customer.

Off-Balance Sheet Arrangements

As of September 30, 2020, the Company does not have off-balance sheet arrangements that are likely to have a current or future significant effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these unaudited interim condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of and during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition for bad debts, inventories, intangible assets, valuation of long-lived assets, accrual for loss contracts on service, operating and finance leases, product warranty reserves, unbilled revenue, common stock warrants, income taxes, stock-based compensation, contingencies, and purchase accounting. We base our estimates and judgments on historical experience and on various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about (1) the carrying values of assets and liabilities and (2) the amount of revenue and expenses realized that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We refer to the policies and estimates set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates”, as well as a discussion of significant accounting policies included in Note 2, Summary of Significant Accounting Policies, of the consolidated financial statements, both of which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Recently Adopted Accounting Pronouncements

In June 2016, Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, was issued. Also, In April 2019, Accounting Standards Update (ASU) 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, was issued to make improvements to updates 2016-01, Financial Instruments – Overall (Subtopic 825-10), 2016-13, Financial Instruments – Credit Losses (Topic 326) and 2017-12, Derivatives and Hedging (Topic 815). ASU 2016-13 significantly changes how entities account for credit losses for financial assets and certain other instruments, including trade receivables and contract assets, that are not measured at fair value through net income. The ASU requires a number of changes to the assessment of credit losses, including the utilization of an expected credit loss model, which requires consideration of a broader range of information to estimate expected credit losses over the entire lifetime of the asset, including losses where probability is considered remote. Additionally, the standard requires the estimation of lifetime expected losses for trade receivables and contract assets that are classified as current. The Company adopted these standards effective January 1, 2020 and determined the impact of the standards to be immaterial to the consolidated financial statements.

In April 2019, Accounting Standards Update (ASU) 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, was issued to make improvements to updates 2016-01, Financial Instruments – Overall (Subtopic 825-10), 2016-13, Financial Instruments – Credit Losses (Topic 326) and 2017-12, Derivatives and Hedging (Topic 815). The Company adopted this standard effective January 1, 2020 and determined the impact of this standard to be immaterial to the consolidated financial statements.

In January 2017, Accounting Standards Update (ASU) 2017-04, Intangibles – Goodwill and Other (Topic 350), was issued to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The Company adopted this standard effective January 1, 2020.

In August 2016, Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230)s: Classification of Certain Cash Receipts and Cash Payments, was issued to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this standard in 2019 and determined the impact of this standard to be immaterial to the consolidated financial statements.

Recently Issued and Not Yet Adopted Accounting Pronouncements

In August 2020, Accounting Standards Update (ASU) 2020-06, Debt – Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This update is effective after December 15, 2021. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In March 2020, Accounting Standards Update (ASU) 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, was issued to provide temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This update is effective starting March 12, 2020 and the Company may elect to apply the amendments prospectively through December 31, 2022. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In March 2020, Accounting Standards Update (ASU) 2020-03, Codification Improvements to Financial Instruments, was issued to make various codification improvements to financial instruments to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. This update will be effective at various dates as described in this ASU. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.

In December 2019, Accounting Standards Update (ASU) 2019-12, Simplifying the Accounting for Income Taxes, was issued to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. This update will be effective beginning after December 15, 2020. The Company is evaluating the adoption method as well as the impact this update will have on the consolidated financial statements.